Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (the “Company”) as of June 30, 2020 and 2019, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2020, including the related notes and the summary of investment properties by type as of June 30, 2020 listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing in the accompanying Form 6-K. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Emphasis of Matter

As discussed in Note 1, these consolidated financial statements have been recast to (i) restate all amounts into the current unit of measurement as of September 30, 2020, and (ii) reflect the loss of control of the Company’s subsidiary IDBD.

As discussed in Note 37 to the consolidated financial statements, there are significant uncertainties related to the impact of the current economic context and COVID-19. Management’s evaluation of the events and conditions and management’s plans to mitigate these matters are also described in Note 37.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICE WATERHOUSE & Co. S.R.L
                                                      (Partner)
/s/ Walter Rafael Zablocky
Buenos Aires, Argentina
January 5, 2021

We have served as the Company’s auditor since 1995.

Glossary of terms

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Consolidated Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
Adama	Adama Agricultural Solutions Ltd.
Agropecuarias SC	Agropecuarias Santa Cruz de la Sierra S.A.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
Bartan	Bartan Holdings and Investments Ltd.
BYMA	Buenos Aires Stock Exchange
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BMBY	Buy Me Buy You
BNSA	Boulevard Norte S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
IFRIC	International Financial Reporting Standards Interpretation Committee
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DFL	Dolphin Fund Ltd.
DIL	Dolphin IL Investment Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
ECLSA	E-Commerce Latina S.A.
USA	United States of America
Efanur	Efanur S.A.
EHSA	Entertainment Holdings S.A.
Electra	Electra Consumer Products Ltd.
ENUSA	Entretenimiento Universal S.A.
ERSA	Emprendimiento Recoleta S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
Gav-Yam	Gav-Yam, Bayside Land Corporation Ltd
Gav-Yam	Gav-Yam Bayside Land Corporation Ltd.
GCBA	Autonomous City of Buenos Aires Government
Golan	Golan Telecom Ltd.
HASAU	Hoteles Argentinos S.A.U.
IASB	International Accounting Standards Board
IDBT	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IDBG	IDB Group Investment Inc.
IDBH	IDB Holdings Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
CPI	Consumer Price Index
IRSA	IRSA Inversiones y Representaciones S.A.
ISPRO	ISPRO the Israel properties rental Corp. Ltd.
IRSA CP	IRSA Propiedades Comerciales S.A.
ISPRO	Ispro The Israeli Properties Rental Corporation Ltd.
Israir	Israir Airlines & Tourism Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
NASDAQ	National Association of Securities Dealers Automated Quotation
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
MPIT	Minimum Presumed Income Tax
NCN	Non-convertible notes
NIS	New Israeli Shekel
NFSA	Nuevas Fronteras S.A.
NPSF	Nuevo Puerto Santa Fe S.A.
NYSE	New York Stock Exchange
OASA	Ogden Argentina S.A.
Ombú	Ombú Agropecuaria S.A.
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Rock Real	Rock Real Estate Partners Limited
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.
TASE	Tel Aviv Stock Exchange
Tender offers	Share repurchase commitment
TGLT	TGLT S.A.
Tyrus	Tyrus S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Financial Position
as of June 30, 2020 and 2019
(All amounts in millions, except otherwise indicated)
	Note	06.30.20	06.30.19
ASSETS
Non-current assets
Investment properties	9	247,786	360,662
Property, plant and equipment	10	64,545	58,248
Trading properties	11	5,228	8,456
Intangible assets	12	30,350	28,009
Right-of-use assets	13	23,607	-
Biological assets	14	1,893	1,943
Other assets		-	34
Investments in associates and joint ventures	8	80,879	48,305
Deferred income tax assets	23	998	832
Income tax and MPIT credits		68	292
Restricted assets	16	2,084	4,894
Trade and other receivables	17	29,418	23,393
Investment in financial assets	16	3,784	4,446
Financial assets at fair value through profit or loss	16	-	6,428
Derivative financial instruments	16	177	165
Total non-current assets		490,817	546,107
Current assets
Trading properties	11	2,493	563
Biological assets	14	2,986	4,085
Inventories	15	9,763	6,893
Restricted assets	16	6,684	6,741
Income tax and MPIT credits		329	602
Groups of assets held for sale	35	47,170	12,378
Trade and other receivables	17	47,063	41,395
Investment in financial assets	16	19,585	48,589
Financial assets at fair value through profit or loss	16	3,636	17,942
Derivative financial instruments	16	346	174
Cash and cash equivalents	16	108,652	96,140
Total current assets		248,707	235,502
TOTAL ASSETS		739,524	781,609
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		27,081	25,878
Non-controlling interest		104,420	111,058
TOTAL SHAREHOLDERS' EQUITY		131,501	136,936
LIABILITIES
Non-current liabilities
Borrowings	22	344,946	427,836
Deferred income tax liabilities	23	53,256	61,571
Trade and other payables	20	3,215	3,046
Provisions	21	3,328	12,357
Employee benefits		481	203
Lease liabilities		16,357	-
Derivative financial instruments	16	80	1,583
Payroll and social security liabilities		266	212
Total non-current liabilities		421,929	506,808
Current liabilities
Trade and other payables	20	38,565	34,772
Borrowings	22	105,921	86,538
Provisions	21	2,630	2,666
Group of liabilities held for sale	35	25,459	8,759
Payroll and social security liabilities		5,044	4,093
Income tax and MPIT liabilities		887	752
Lease liabilities		6,095	-
Derivative financial instruments	16	1,493	285
Total Current liabilities		186,094	137,865
TOTAL LIABILITIES		608,023	644,673
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		739,524	781,609

The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Income and Other Comprehensive Income
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in millions, except otherwise indicated)

	Note	06.30.20	06.30.19	06.30.18
Revenues	25	42,653	40,052	35,754
Costs	26	(29,792)	(24,714)	(21,685)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		3,043	2,482	1,802
Changes in the net realizable value of agricultural products after harvest		707	(46)	572
Gross profit		16,611	17,774	16,443
Net gain / (loss) from fair value adjustment of investment properties		36,582	(41,596)	20,423
Gain from disposal of farmlands		902	715	1,783
General and administrative expenses	27	(3,870)	(4,553)	(4,003)
Selling expenses	27	(4,096)	(2,998)	(3,067)
Impairment of associates		-	-	-
Other operating results, net	28	1,769	386	1,639
Management fees		(227)	-	(1,568)
Profit / (Loss) from operations		47,671	(30,272)	31,650
Share of profit / (loss) of associates and joint ventures	8	7,928	(7,727)	(3,261)
Profit / (Loss) from operations before financing and taxation		55,599	(37,999)	28,389
Finance income	29	332	234	988
Finance cost	29	(11,170)	(7,652)	(6,151)
Other financial results	29	(11,322)	4,339	(19,329)
Inflation adjustment	29	189	(492)	(346)
Financial results, net	29	(21,971)	(3,571)	(24,838)
Profit / (Loss) before income tax		33,628	(41,570)	3,551
Income tax	23	(8,548)	(571)	10,195
Profit / (Loss) for the year from continuing operations		25,080	(42,141)	13,746
Profit from discontinued operations after income tax	36	(3,546)	(1,704)	15,773
Profit / (Loss) for the year		21,534	(43,845)	29,519

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		(19,037)	402	3,294
Revaluation surplus		228	1,196	340
Change in the fair value of hedging instruments net of income taxes		-	20	(43)
Items that may not be reclassified subsequently to profit or loss:
Actuarial loss from defined benefit plans		-	-	-
Other comprehensive income / (loss) for the year from continuing operations		(18,809)	1,618	3,591
Other comprehensive income for the year from discontinued operations		31,100	(2,486)	14,379
Total other comprehensive income / (loss) for the year		12,291	(868)	17,970
Total comprehensive income / (loss) for the year		33,825	(44,713)	47,489
Total comprehensive income / (loss) from continuing operations		8,101	(42,136)	(2,571)
Total comprehensive income from discontinued operations		25,724	(2,577)	50,060
Total comprehensive income / (loss) for the year		33,825	(44,713)	47,489
Profit / (Loss) for the year attributable to:
Equity holders of the parent		4,230	(28,848)	6,573
Non-controlling interest		17,304	(14,997)	22,946
Profit / (Loss) from continuing operations attributable to:
Equity holders of the parent		8,420	(26,092)	2,460
Non-controlling interest		16,660	(16,049)	11,286
Total comprehensive income / (loss) attributable to:
Equity holders of the parent		2,607	(29,151)	6,217
Non-controlling interest		31,218	(15,562)	41,272
Profit / (Loss) per share attributable to equity holders of the parent:
Basic		(8.469)	(58.990)	13.230
Diluted		(8.218)	(58.990)	12.730
Profit per share from continuing operations attributable to equity holders of the parent:
Basic		(5.181)	(53.350)	4.950
Diluted		(5.181)	(53.350)	4.950

The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in millions, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2018	486	16	10,574	11,403	98	400	5,575	39,214	(41,888)	25,878	111,058	136,936
Adjustments previous years (IFRS 9 and 15) (Note 2,2)	-	-	-	-	-	-	-	-	(876)	(876)	(1,455)	(2,331)
Restated balance as of June 30, 2018	486	16	10,574	11,403	98	400	5,575	39,214	(42,764)	25,002	109,603	134,605
Profit for the year	-	-	-	-	-	-	-	-	4,230	4,230	17,304	21,534
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(1,623)	-	(1,623)	13,914	12,291
Total comprehensive income for the year	-	-	-	-	-	-	-	(1,623)	4,230	2,607	31,218	33,825
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 29, 2018
- Treasury shares distribution	13	(13)	-	-	-	-	-	1,628	(1,628)	-	-	-
Reserve for share-based payments	-	-	-	-	(1)	-	-	(3)	-	(4)	(8)	(12)
Loss absorption	-	-	-	-	-	-	(4,747)	(37,676)	42,423	-	-	-
Irrevocable contributions	-	-	-	-	-	-	-	-	(66)	(66)	227	161
Changes in non-controlling interest	-	-	-	-	-	-	-	(458)	-	(458)	5,184	4,726
Reversal by sale of investment properties	-	-	-	-	-	-	-	-	-	-	33	33
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	8,012	8,012
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(46,616)	(46,616)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(3,233)	(3,233)
Balance as of June 30, 2019	499	3	10,574	11,403	97	400	828	1,082	2,195	27,081	104,420	131,501

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2020 and 2019, respectively.
(ii) Related to CNV General Resolution N° 609/12. See Note 19.
(iii) Group’s other reserves for the year ended June 30, 2020 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Reserve shared-based compensation	Revaluation surplus	Special reserve	Reserve for the acquisition of securities issued by the Company	Other comprehensive income from subsidiaries	Other reserves from subsidiaries	Total other reserves
Balance as of June 30, 2018	(1,791)	(2,988)	1,032	4,896	519	37,676	(233)	93	10	39,214
Other comprehensive (loss) / income for the year	-	-	354	(1,685)	-	-	(292)	-	-	(1,623)
Total comprehensive income for the year	-	-	354	(1,685)	-	-	(292)	-	-	(1,623)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 29, 2018
Treasury shares distribution	1,628	-	-	-	-	-	-	-	-	1,628
Reserve for share-based payments	2	-	-	-	(5)	-	-	-	-	(3)
Loss absorption	-	-	-	-	-	(37,676)	-	-	-	(37,676)
Other changes in equity	-	(100)	-	-	18	-	20	-	62	-
Changes in non-controlling interest	-	(458)	-	-	-	-	-	-	-	(458)
Balance as of June 30, 2019	(161)	(3,546)	1,386	3,211	532	-	(505)	93	72	1,082

 The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in millions, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2018	482	20	10,574	11,403	98	400	5,575	6,592	22,166	57,310	132,651	189,961
Adjustments previous years (IFRS 9 and 15) (Note 2,2)	-	-	-	-	-	-	-	-	(219)	(219)	(143)	(362)
Restated balance as of June 30, 2018	482	20	10,574	11,403	98	400	5,575	6,592	21,947	57,091	132,508	189,599
Loss for the year	-	-	-	-	-	-	-	-	(28,848)	(28,848)	(14,997)	(43,845)
Other comprehensive loss for the year	-	-	-	-	-	-	-	(303)	-	(303)	(565)	(868)
Total comprehensive income for the year	-	-	-	-	-	-	-	(303)	(28,848)	(29,151)	(15,562)	(44,713)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 29, 2018
- Results distribution	-	-	-	-	-	-	-	35,021	(35,021)	-	-	-
Purchase own shares in portfolio	(17)	17	-	-	-	-	-	(1,322)	-	(1,322)	-	(1,322)
Distribution of dividends in shares	21	(21)	-	-	-	-	-	-	-	-	(575)	(575)
Reserve for share-based payments	-	-	-	-	-	-	-	17	-	17	84	101
Changes in non-controlling interest	-	-	-	-	-	-	-	(757)	-	(757)	(834)	(1,591)
Reversal by sale of investment properties	-	-	-	-	-	-	-	(34)	34	-	-	-
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(4,571)	(4,571)
Irrevocable contributions	-	-	-	-	-	-	-	-	-	-	8	8
Balance as of June 30, 2019	486	16	10,574	11,403	98	400	5,575	39,214	(41,888)	25,878	111,058	136,936

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2019 and 2018, respectively.
(ii) Related to CNV General Resolution N° 609/12. See Note 19.
(iii) Group’s other reserves for the year ended June 30, 2019 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Reserve shared-based compensation	Revaluation surplus	Special reserve	Reserve for the acquisition of securities issued by the Company	Other comprehensive income from subsidiaries	Other reserves from subsidiaries	Total other reserves
Balance as of June 30, 2018	(2,063)	(2,231)	5,876	502	211	4,249	93	(55)	10	6,592
Other comprehensive (loss) / income for the year	-	-	(980)	-	855	-	-	(178)	-	(303)
Total comprehensive income for the year	-	-	(980)	-	855	-	-	(178)	-	(303)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 29, 2018
- Results distribution	-	-	-	-	-	35,021	-	-	-	35,021
Purchase own shares in portfolio	(1,322)	-	-	-	-	-	-	-	-	(1,322)
Distribution of dividends in shares	1,594	-	-	-	-	(1,594)	-	-	-	-
Reserve for share-based payments	-	-	-	17	-	-	-	-	-	17
Changes in non-controlling interest	-	(757)	-	-	-	-	-	-	-	(757)
Reversal by sale of investment properties	-	-	-	-	(34)	-	-	-	-	(34)
Balance as of June 30, 2019	(1,791)	(2,988)	4,896	519	1,032	37,676	93	(233)	10	39,214

 The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in millions, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2017	499	3	10,574	11,403	96	307	5,575	7,657	20,969	57,083	105,351	162,434
Profit for the year	-	-	-	-	-	-	-	-	6,573	6,573	22,946	29,519
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(356)	-	(356)	18,326	17,970
Total comprehensive income for the year	-	-	-	-	-	-	-	(356)	6,573	6,217	41,272	47,489
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31, 2017
- Legal reserve	-	-	-	-	-	93	-	-	(93)	-	-	-
- Cash dividends	-	-	-	-	-	-	-	-	(1,147)	(1,147)	-	(1,147)
- Reserve for new developments	-	-	-	-	-	-	-	4,249	(4,249)	-	-	-
Purchase own shares in portfolio	(17)	17	-	-	-	-	-	(1,915)	-	(1,915)	-	(1,915)
Changes of interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	18	18
Share of changes in subsidiaries' equity	-	-	-	-	-	-	-	(3,050)	113	(2,937)	-	(2,937)
Reserve for share-based payments	-	-	-	-	-	-	-	7	-	7	122	129
Equity incentive plan granted	-	-	-	-	2	-	-	-	-	2	-	2
Loss of control in subsidiary	-	-	-	-	-	-	-	-	-	-	(18,048)	(18,048)
Changes in non-controlling interest	-	-	-	-	-	-	-	-	-	-	9,689	9,689
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(5,782)	(5,782)
Capitalized contributions	-	-	-	-	-	-	-	-	-	-	18	18
Issuance of capital	-	-	-	-	-	-	-	-	-	-	8	8
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	-	3	3
Balance as of June 30, 2018	482	20	10,574	11,403	98	400	5,575	6,592	22,166	57,310	132,651	189,961

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of June 30, 2018 and 2017, respectively.
(ii) Related to CNV General Resolution N° 609/12. See Note 19.
(iii) Group’s other reserves for the year ended June 30, 2018 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Reserve shared-based compensation	Revaluation surplus	Special reserve	Reserve for the acquisition of securities issued by the Company	Other comprehensive income from subsidiaries	Other reserves from subsidiaries	Total other reserves
Balance as of June 30, 2017	(148)	819	6,295	495	-	-	93	10	93	7,657
Other comprehensive (loss) / income for the year	-	-	(419)	-	211	-	-	-	(148)	(356)
Total comprehensive income for the year	-	-	(419)	-	211	-	-	-	(148)	(356)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31, 2017	-	-	-	-	-	-	-	-	-	-
- Reserve for new developments	-	-	-	-	-	4,249	-	-	-	4,249
Purchase own shares in portfolio	(1,915)	-	-	-	-	-	-	-	-	(1,915)
Share of changes in subsidiaries' equity	-	(3,050)	-	-	-	-	-	-	-	(3,050)
Reserve for share-based payments	-	-	-	7	-	-	-	-	-	7
Balance as of June 30, 2018	(2,063)	(2,231)	5,876	502	211	4,249	93	10	(55)	6,592

The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2020, 2019 and 2018
(All amounts in millions, except otherwise indicated)

	Note	06.30.20	06.30.19	06.30.18
Operating activities:
Net cash generated from operating activities before income tax paid	17	12,019	4,704	(1,266)
Income tax paid		(326)	(361)	(1,594)
Net cash generated from continuing operating activities		11,693	4,343	(2,860)
Net cash generated from discontinued operating activities		26,776	23,159	28,858
Net cash generated from operating activities		38,469	27,502	25,998
Investing activities:
Increase of interest in associates and joint ventures		-	(1,586)	(1,223)
Acquisition of subsidiaries, net of funds acquire		1,018	1,474	1,792
Decrease in cash due to deconsolidation of subsidiaries		-	100	(371)
Capital contributions to associates and joint ventures		(3,070)	(34)	-
Acquisition, improvements and advance payments for the development of investment properties		(3,960)	(4,707)	(3,834)
Proceeds from sales of investment properties		420	522	443
Acquisitions and improvements of property, plant and equipment		(1,545)	(2,181)	(2,205)
Advance payments		(85)	(9)	(55)
Acquisition of intangible assets		(78)	(226)	(180)
Proceeds from sales of property, plant and equipment		12	17	41
Net decrease / (increase) of restricted assets, net		(225)	7	101
Proceeds from sales of interest held in associates and joint ventures		-	6	(519)
Proceeds from loans granted		-	223	147
Acquisition of investment in financial assets		(13,820)	(42,733)	(48,864)
Proceeds from disposal of investments in financial assets		20,051	46,152	41,587
Interest collected from financial assets		(42)	-	-
Dividends		(13)	561	1,021
Proceeds / (Payments) from other assets acquisition		-	102	1
Loans granted to related parties		(178)	(6)	(1,146)
Loans granted		1,938	-	(39)
Advanced proceeds from sales of farmlands		-	222	323
Farmlands sale advance		-	-	225
Proceeds from liquidation of associate		-	-	31
Cash incorporated by business combination, net of cash paid		17	-	-
Net cash generated from / (used in) continuing investing activities		(445)	(2,096)	(12,724)
Net cash (used in) / generated from discontinued investing activities		43,841	13,456	(21,244)
Net cash generated from / (used in) investing activities		43,396	11,360	(33,968)
Financing activities:
Borrowings and issuance of non-convertible notes		42,193	15,604	20,027
Payment of borrowings and non-convertible notes		(33,687)	(10,285)	(8,383)
Obtaining / (Payment) of short term loans, net		2,958	2,420	1,788
Interest paid		(8,777)	(6,846)	(2,171)
Repurchase of own shares		-	(1,322)	(1,920)
Repurchase of non-convertible notes		(2,804)	(2,638)	(1,431)
Capital contributions from non-controlling interest in subsidiaries		-	-	13
Acquisition of non-controlling interest in subsidiaries		(648)	(1,057)	(2,678)
Capital distribution to subsidiaries non-controlling interest		-	-	(95)
Proceeds from sales of non-controlling interest in subsidiaries		-	-	7,258
Loans received from associates and joint ventures, net		-	-	154
Issuance of capital in subsidiaries		-	-	-
Dividends paid		(320)	2,502	444
Proceeds from derivative financial instruments, net		(279)	581	(5)
Payment from derivative financial instruments		-	-	103
Charge for issue of shares and other equity instrument in subsidiaries		-	-	43
Payment of seller financing		-	(5)	(243)
Net cash (used in) /generated from continuing financing activities		(2,399)	(4,265)	9,685
Net cash generated from / (used in) discontinued financing activities		(75,785)	(23,440)	(14,001)
Net cash (used in) / generated from financing activities		(78,184)	(27,705)	(4,316)
Net (decrease) / increase in cash and cash equivalents from continuing activities		8,849	(2,018)	(5,899)
Net increase in cash and cash equivalents from discontinued activities		(5,168)	13,175	(6,387)
Net (decrease) / increase in cash and cash equivalents		3,681	11,157	(12,286)
Cash and cash equivalents at beginning of the year	17	96,140	92,517	78,601
Cash and cash equivalents reclassified as held-for-sale		(484)	(260)	(922)
Foreign exchange gain / (loss) and inflation adjustment on cash and changes in fair value of cash equivalents		9,315	(7,274)	27,124
Cash and cash equivalents at the end of the year		108,652	96,140	92,517

 The accompanying notes are an integral part of these Consolidated Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	José Daniel Abelovich Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

A.
Purpose of these consolidated financial statements.

These financial statements were prepared to comply with the provisions of the Securities and Exchange Commission (SEC), which require retrospective revision of audited financial statements that are incorporated by reference in a registration statement to reflect a subsequent change in accounting principle (or consistent with staff practice, discontinued operations and changes in segment presentation) if the registration statement also incorporates by reference post-event interim financial statements. The changes incorporated to these consolidated financial statements, as compared to those included in the Company’s Form 20-F for the year ended June 30, 2020 filed with the SEC on November 16, 2020, are the following:


All the amounts in Argentine Pesos included in these consolidated financial statements were restated to the current unit of measurement as of September 30, 2020, by applying the general price index.


Loss of control and deconsolidation of DIC and IDBD:

On September 25, 2020, the Group lost control over IDBD and DIC. These consolidated financial statements have been recast to reflect the deconsolidation of DIC and IDBD for all periods presented. See Note 36.


Update of the economic framework of the Group’s business until the date of issuance of these financial statements (see Note 37)


Update of subsequent events between June 30, 2020 and the date of issuance of these financial statements (see Note 38).

B.
General Infomation

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders of the Company are jointly Inversiones Financieras del Sur S.A. and Agroinvestment S.A. Both entities are companies incorporated in Uruguay and belong to the same controlling group and ultimate beneficiary.

The Board of Directors has approved these Financial Statements for issuance on January 5, 2021.

As of June 30, 2020, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below (Note 7):

(i)
See Note 4 for more information about the change within the Operations Center in Israel.

Agricultural Business

Within the agricultural business, the Group, through Cresud, engaged in the operation of crop production, cattle feeding, raising, fattening and slaughtering, milk production, sugarcane production, brokerage activities and sale of supplies. The Group currently has agricultural operations and investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia.

Cresud's shares are listed on the BYMA (BYMA: CRES) and in NASDAQ (NASDAQ: CRESY). The shares of our subsidiary Brasilagro are listed and traded on both the Novo Mercado del BOVESPA (SAO: AGRO3) and the NYSE (NYSE: LND).

Urban Properties and Investments Business

Operations Center in Argentina

The activities of the Operations Center in Argentina are mainly developed through IRSA and its principal subsidiary, IRSA CP. Through IRSA and IRSA CP, the Group owns, manages and develops 14 shopping malls across Argentina, a portfolio of offices and other rental properties in the Autonomous City of Buenos Aires, and it entered the United States of America (“USA”) real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or IRSA CP, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Consolidated Financial Statements to denote investment, development and/or trading properties activities. IRSA CP's shares are listed and traded on both the BYMA (BYMA: IRCP) and the NASDAQ (NASDAQ: IRCP). IRSA's shares are listed on the BYMA (BYMA: IRSA) and the NYSE (NYSE: IRSA).

The activities of the Group’s “Others” segment is carried out mainly through BHSA, where IRSA holds, directly or indirectly, a 29.91% interest. BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA's shares are listed on the BYMA (BYMA: BHIP).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Operations Center in Israel

The activities of the Operations Center in Israel were mainly developed through the subsidiaries, IDBD and DIC, whose activities correspond to one of the Israeli largest and most diversified conglomerates, which are involved, through its subsidiaries and other investments, in several markets and industries, including real estate, supermarkets, insurance, telecommunications, and others.; controlling or holding an equity interest in companies such as Clal (Insurance), Cellcom (Telecommunications), Shufersal (Supermarkets), PBC (Real Estate), among others. IDBD is listed in the TASE as a “Debentures Company” in accordance with Israeli law, since some series of bonds are traded in that Exchange. DIC shares are listed in the TASE.

IDBD and DIC have certain restrictions and financial agreements in relation to their financial debt, including their bonds and loans with banks and financial institutions. Regarding IDBD's financial position, its cash flow and its ability to meet its financial debt commitments, the following should be considered:

As of June 30, 2020, IDBD had a deficit in shareholders’ equity, ongoing negative cash flows from continuing operating activities and a low credit rating, which circumstance may cast significant doubt about IDBD´s ability to continue operating as a going concern. IDBD´s cash flow required to meet its liabilities, including short-term liabilities was based on the realization of assets for which the realization date was not under IDBD´s control. These assets included the current price of Clal’s shares and the impact thereof on swap transaction deposits and the fact that IDBD shall receive, among others, the proceeds from the sale of private investments which were directly owned by IDBD.

As of June 30, 2020, the aggregate principal amount of the (i) IDBD Series 9 Bonds was NIS 901 million (“Series 9”), (ii) IDBD Series 14 Bonds was NIS 889 million, collateralized by DIC shares owned directly or indirectly by IDBD representing 70% of the share capital of DIC (“Series 14”), and (iii) IDBD Series 15 Bonds was NIS 238 million, collateralized by shares of Clal representing 5% of the share capital of Clal (“Series 15”).

In July 2019 and in June 2020, each of debenture holders (Series 9 and Series 14) and debenture holders (Series 15), respectively, decided to appoint a representative and legal and economic advisor, inter alia, in order to maintain contact with IDBD and / or third parties and to examine proposals that would be presented to the bondholders in connection with the repayment of IDBD's obligations towards the bondholders and to evaluate IDBD’s financial position and the remedies which may be available to the debenture holders.

In June 2020, general meetings of the holders of IDBD's debentures were convened (all of the series, each series separately), where the resolution was not to convene a general meeting wich includes in the agenda the decision of making immediately repayable the debentures. The meetings of the debenture holders (Series 9 and Series 15), each decided to pass the said resolution; The meeting of the debenture holders (Series 14), decided not to pass the said resolution, and at a later stage instruct the trustee for debenture holders (Series 14) to postpone the date of the said meeting to September 17, 2020;

In July 2020, Dolphin Netherlands and the controlling interest therein, Mr. Eduardo Elsztain committed vis-à-vis the generality of the debenture holders in IDBD, that subject to defined terms and conditions, during a certain period of time, some transactions would not be executed and/or initiated and/or promoted, and that subject to the provisions of the law, the power of control in corporations that are controlled by the controlling interest in IDBD would not be operated in order to promote any of those actions, unless notification has been delivered in writing to the trustees for debenture holders (Series 9, 14 and 15), at least 14 business days in advance.

On August 31, 2019, IDBD 's Audit Committee and the Board of Directors approved the acceptance of an irrevocable commitment by Dolphin Netherlands B.V. (“Dolphin Netherlands”), the controlling interest in IDBD, to make capital injections into IDBD in an overall amount of NIS 210 million, in three equal annual payments on September 2 in each of the years 2019 to 2021, which would be made in consideration for shares in IDBD or as a subordinated loan on similar terms to the subordinated loans that had been provided by the controlling interest.

In August 2020, IDBD received a letter from Dolphin Netherlands stating, inter alia, that given the fact that some of IDBD's bondholders are expected to include in their agenda for the bondholders' meetings, a proposal to make the outstanding balances of their bonds immediately due and payable, in preparation for the additional inflow of NIS 70 million scheduled for September 2, 2020, Dolphin Netherlands would examine its undertaking towards IDBD, taking into account the questions that arise from IDBD’s bondholders conducts and intentions. To the said Dolphin Netherlands' letter was attached a letter from IRSA to Dolphin Netherlands, according to which, among other things, IRSA would consider the validity of its undertaking to Dolphin Netherlands to transfer to it (in accordance with Dolphin Netherlands’ request) the amounts required for Dolphin Netherlands to meet its commitment to carry out the capital injections into IDBD on September 2, 2020, as aforementioned.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

IDBD responded to Dolphin Netherlands’ and IRSA’s letters, noting that, among other things, Dolphin Netherlands' commitment (dated August 29, 2019) towards IDBD is binding and irrevocable, and that there is no basis for not making the capital injections into IDBD, due to other events related to IDBD’s bondholders, which do not fall within the scope of the events listed in the wording of the commitment as expropriating the validity of Dolphin Netherlands' commitment. In addition, it was also mentioned in IDBD’s response letter, that failure to make the payments into IDBD is not acceptable and would leave IDBD with no other choice than to use all its power and rights according to the law to enforce Dolphin Netherlands' commitment as well as IRSA’s undertaking.

Following the above mentioned, on September 13, 2020, IDBD submitted a statement of claim against Dolphin Netherlands and against IRSA, in which it has sought to require them to pay it an amount of NIS 70 million (with the addition of linkage differentials and interest in accordance with the law). In tandem with the submission of the lawsuit, as aforesaid, IDBD submitted an urgent petition for placing temporary attachments (in the presence of one party) on Dolphin Netherlands and IRSA (which was not accepted by the Court in the presence of one party and which has been passed on for the respondents to respond to the petition).

On June 2, 2020, IDBD received a draft proposal from Dolphin IL for IDBD and for the trustees for IDBD’s debentures (Series 9, 14 and 15) for the strengthening of IDBD 's capital structure, by way of an arrangement between Dolphin, IDBD and the debenture holders, based on an economic contribution to IDBD on Dolphin IL's part, together with a full or partial (as the case may be) redemption of the generality of IDBD's debentures. On June 21, 2020, IDBD received an updated proposal in relation to the abovementioned proposal and on June 28, 2020, Dolphin IL approached each of the trustees for the debentures with a request to put said proposal, with slight amendments, on the agenda of meetings of the debenture holders.

On July 6, 2020, the Meeting of debenture holders (Series 9) decided to order the trustee for debenture holders (Series 9) not to accept Dolphin IL's offe.; On July 7, 2020, the Meeting of the debenture holders (Series 14) decided to negotiate for a fixed period of one month in connection with Dolphin IL's proposal, and on July 8, 2020, the Meeting of debenture holders (Series 15) made a similar decision.

On September 2, 2020 IDBD received an updated offer from Dolphin IL which was addressed to it and to IDBD’s debenture holders (Series 9, 14 and 15). On September 9, 2020, Dolphin IL updated the commercial terms of its proposal for debenture holders (Series 9), and on September 16, 2020, IDBD received binding offers to debenture holders (Series 14) and debenture holders (Series 15), for the purchase of DIC shares pledged in favor of debenture holders (Series 14) of IDBD, as part of an agreed realization process.

As no agreement has been reached, on September 17, 2020, the Series 9 trustee submitted to the District Court in Tel-Aviv-Jaffa (the "Court") a petition to grant an order for the opening of proceedings for IDBD pursuant to the Insolvency and Economic Rehabilitation Law, 5778 – 2018 and to instruct the appointment of a trustee for IDBD pursuant to Section 43 and to grant the trustee any and all authority over the decision making of IDBD (the “Petition”).

On September 21, 2020, the Series 14 bondholders approved the immediate fully payment of the remaining balances of such series.

On September 22, 2020, IDBD and Dolphin Netherlands submitted an initial response to the Petition, arguing that it is in the best interest of IDBD and its creditors to exhaust the negotiations among the controlling shareholder and its creditors during a short period with the aim to maximize the value of its assets, avoid costs and additional negative effects.

In addition, responses by the Series 14 trustee and the Series 15 trustee were filed requesting the enforcement of liens and the appointment of a receiver as well as an urgent hearing, which was scheduled for September 24, 2020.

On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and has appointed a liquidator to IDBD and interim receivers over the pledged DIC and Clal Shares.

 Under IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), an investor controls an investee if and only if the investor has all the following: a) power over the investee; b) exposure, or rights, to variable returns from its involvement with the investee; and c) the ability to use its power over the investee to affect the amount of the investor’s returns. Based on the facts and circumstances outlined above, management believe that, as from September 25, 2020, IRSA lost control over IDBD and DIC (as this term is defined by IFRS 10). Accordingly, the Group’s investment in IDBD and DIC has been deconsolidated in its consolidated financial statements as of and for the three-month period ended September 30, 2020.

As further described in Note 1.A), these financial statements have been recast to reflect the loss of control over IDBD and DIC. Accordingly, activities from the Israel Operations Center have been presented in separate line items under “discontinued operations” in the consolidated statements of Income and Comprehensive Income and of Cash Flows for the years ended June 30, 2020, 2019 y 2018. Assets and liabilities from the Israel Operations Center have been presented on a consolidated basis in the Consolidated Statements of Financial Position as of June 30, 2020 and 2019, totaling net assets of Ps. 2,160. (amount attributable to the controlling shareholder) as of June 30, 2020, from which the currency translation adjustment reserve associated of $ 1.657 should be deducted.

The assets and liabilities consolidated in this financial statement are as follow:

Current assets: Ps.203,058
Non-current assets: Ps.275,451
Current liabilities: Ps.109,729
Non-current liabilities: Ps.322,050
Total equity: Ps.46,730
Equity Attributable to equity holders of the parent: Ps.2,160

The commitments and other restrictions resulting from the indebtedness of IDBD and DIC have no effect on IRSA since said indebtedness has no recourse against IRSA, nor has IRSA guaranteed it with its assets.

2. Summary of significant accounting policies

2.1. Basis of preparation of the Consolidated Financial Statement

(a) Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS issued by IASB and interpretations issued by the IFRIC. All IFRS applicable as of the date of these Consolidated Financial Statements have been applied.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as hyper-inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceeds 100%. Accumulated inflation in Argentina in the last three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the measuring unit current at the end of the reporting period set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018. Thus, these financial statements have been reported in terms of the measuring unit current as of June 30, 2020 accordingly to IAS 29.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the reporting date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the FACPCE based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The principal inflation adjustment procedures are the following:

-
Monetary assets and liabilities that are already recorded at the measuring unites of the balance sheet’s closing date are not restated because they are already stated in terms of the measuring unit current as of the date of the financial statements.
-
Non-monetary assets, and liabilities and equity component are recorded at restated cost as of the balance sheet date.
-
All items in the statement of income are restated applying the relevant conversion factors.
-
The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net, in the item “Inflation adjustment”.
-
Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

-
Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
-
The resulting amount was included in the “Comprehensive Inflation adjustment of share capital and treasury shares adjustment” account.
-
Other comprehensive income / (loss) was restated as from each accounting allocation.
-
The other reserves in the statement of income were restated from the initial application date, i.e., June 30, 2016.

In relation to the inflation index to be used and in accordance with the FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of Consumer Price indices (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The tables below show the evolution of these indices in the last two fiscal years and as of June 30, 2020 according to official statistics (INDEC) following the guidelines described in Resolution 539/18:

Price variation	June 30, 2018	June 30, 2019	June 30, 2020	Cumulative as of June 30,2020 (3 years)
Annual	29%	56%	43%	128%

As a consequence of the aforementioned, these financial statements as of June 30, 2020 were restated in accordance with IAS 29.

IDBD and DIC report their quarterly and annual results following the Israeli regulations, whose legal deadlines are after the deadlines in Argentina and since IDBD and DIC fiscal years end differently from IRSA, the results of operations from IDBD and DIC are consolidated with a lag of three months and adjusted for the effects of significant transactions taking place in such period. For these reasons, it is possible to obtain the quarterly results of IDBD and DIC in time so that they can be consolidated by IRSA and reported to the CNV in its consolidated financial statements within the legal deadlines set in Argentina. This way, the Group's consolidated comprehensive income for the year ended June 30, 2019 includes the results of IDBD and DIC for the 12-month period from April 1, 2019 to March 31, 2020, adjusted for the significant transactions that occurred between April 1, 2020 and June 30, 2020.

(b) Current and non-current classification

The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications in its Statement of Financial Position according to the operating cycle of each activity. Current assets and current liabilities include the assets and liabilities that are either realized or settled within 12 months from the end of the fiscal year.

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities (income tax liabilities) are presented separately from each other and from other assets and liabilities. Deferred tax assets and liabilities are in all cases presented as non-current while the rest is classified as current or non-current.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(c) Presentation currency

The Consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are millions of Argentine Pesos, references to ‘US$’ or ‘US Dollars’ are millions of US Dollars, references to ‘Rs.’ are millions of Brazilian Reals and references to "NIS" are millions of New Israeli Shekel. As of June 30, 2020 and 2019, the exchange rate between the Argentine Peso and the NIS was Ps. 20.34 and Ps. 11.93 per NIS respectively.

(d) Fiscal year-end

The fiscal year begins on July 1st and ends on June 30 of each year.

(e) Accounting criteria

See Notes 2.2 through 2.31 with the accounting policies of each item.

(f) Reporting cash flows

The Group reports operating activities cash flows using the indirect method. Interest paid is presented within financing activities. Interest received is presented within investing activities. The acquisitions and disposals of investment properties are disclosed within investing activities as this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed within operating activities because these items are sold in the ordinary course of business.

(g) Use of estimates

The preparation of Financial Statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the year. Actual results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Financial Statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major estimations and significant judgments are described in Note 3.

2.2 New accounting standards and amendments

The following standards and amendments have been issued by the IASB. Below we outline the standards and amendments that may potentially have an impact on the Group at the time of application.

Standards and amendments adopted by the Group

Standards and amendments	Description	Date of mandatory adoption for the Group in the year ended on
IFRS 16 "Leases".
Lessees are required to account for all leases under one single model in the balance sheet that is similar to the one used to account for financial leases under IAS 17, including two exceptions for the recognition of leases; low-cost asset leases and short-term leases. Accounting by the lessor has no significant changes.
06-30- 2020
Amendment to IAS 28 “Investment in associates and joint ventures”	Requires the adoption of IFRS 9 regarding long-term investments that are essentially part of the net investment of an entity in an associate or joint venture.	06-30- 2020
Definition of Material - Amendments to IAS 1 and IAS 8
 The IASB has made modifications to IAS 1 “Presentation of Financial Statements” and IAS 8“Accounting policies, changes in accounting estimates and errors” and which requires that the assessment of materiality be consistent for the application of IFRS.
06-30-2020
Defining a business - Amendments to IFRS 3	The new business definition requires that a business combination contribute significantly to creating products or services.	06-30-2020
Amendments to IAS 19- Plan amendment, curtailment or settlement.
. Clarifies the accounting for defined benefit plan amendments, curtailments or settlements. The amendments require an entity to: (i) determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement, using updated assumptions at the time of the amendment; (ii) recognize any reduction in a surplus immediately in gains or losses, as part of past service cost or a gain or loss on settlement. In other words, any surplus reduction must be recognized, even if that surplus was not previously recognized because of the impact of the asset ceiling; and (iii) separately recognize any change in the asset ceiling through other comprehensive income.
06-30-2019

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The adoption of these standards and amendments have not had a material impact for the Group, except for the following:

●
IFRS 16: Leases

The standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated mainly impact the tenant's accounting. IFRS 16 provides that the lessee recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. In accordance with the standard, a lease agreement is one that provides the right to control the use of an identified asset for a specific period. In order for a company to have control over the use of an identified asset: a) it must have the right to obtain substantially all the economic benefits of the identified asset and b) it must have the right to direct the use of the identified asset.

The standard allows excluding the short-term contracts (under 12 months) and those in which the underlying asset has low value, such option has been adopted by the Group. Likewise, the Group has opted to recognize as consideration for the right of use, the amount of Ps. 18,083 as lease liabilities. The commitments under operating leases reported in our consolidated financial statements as of June 30, 2019, amounted to Ps. 19,803 (such difference mainly corresponds to the effect of the discount from future payments and the excluded short-term contracts).

●
Modification to IAS 28 “Investment in associates and joint ventures”

In accordance with the amendment to IAS 28, an entity shall implement the provisions of IFRS 9 to Long-term Investments that are essentially part of the entity's net investment in the associate or in the joint venture according to the definitions of said standard. The provisions of IFRS 9 shall apply to such investments with respect to the participation in the losses of an associate or a joint venture, as well as with respect to the recognition of the impairment of an investment in an associate or joint venture. In addition, when applying IFRS 9 to such long-term investments, the entity will make it prior to the adjustments made to the carrying amount of the investment in accordance with IAS 28.

The Group opted for an accounting policy where the currency translation adjustments arising from these loans are recorded as part of other comprehensive income.

The effect on retained earnings as of July 1, 2019 arising from the initial adoption of IFRS 16 and IAS 28 is as follows:

	IFRS 16 impact	IAS 28 impact	Total
ASSETS
Non-current assets
Investment properties	459	-	459
Right-of-use assets	17,627	-	17,627
Investments in associates and joint ventures	-	(2,130)	(2,130)
Trade and other receivables	87	-	87
Total non-current assets	18,173	(2,130)	16,043
Income tax and MPIT credit	18	-	18
Trade and other receivables	3,360	-	3,360
Group of assets held for sale	(182)	-	(182)
Total current assets	3,196	-	3,196
TOTAL ASSETS	21,370	(2,130)	19,240
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent
Retained earnings	(126)	(750)	(876)
Non-controlling interest	(75)	(1,380)	(1,455)
TOTAL SHAREHOLDERS’ EQUITY	(201)	(2,130)	(2,331)
LIABILITIES
Non-current liabilities
Lease liabilities	13,157	-	13,157
Total non-current liabilities	13,157	-	13,157
Current liabilities
Lease liabilities	4,924	-	4,924
Trade and other payables	(73)	-	(73)
Group of liabilities held for sale	3,563	-	3,563
Total current liabilities	8,414	-	8,414
TOTAL LIABILITIES	21,571	-	21,571
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	21,370	(2,130)	19,240

The Group applied the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as of July 1, 2018. Comparative figures were not restated.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Standards and amendments not yet adopted by the Group

Standards and amendments	Description	Date of mandatory adoption for the Group in the year ended on
Covid-19- related lease concessions – Amendments to IFRS 16
As a result of the COVID-19 pandemic, lessees have been granted lease concessions. Such concessions may take a variety of forms, including forgiveness or deferral of rental payments. In May 2020, the IASB amended IFRS 16 – Leases, whereby lessees are permitted to account for the rent concessions as if they were not lease modifications. In several cases, this will result in such concessions being accounted for as variable rent payments within the term same period in which they are granted.

06-30- 2021
Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16
Amendment to IAS 16 – Property, Plant and Equipment (PP&E) prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. It also specifies that an entity is “testing whether an item of PPE is functioning properly” when it assesses its technical and physical performance. The financial performance of the asset is not relevant for such assessment.

06-30- 2023
Reference to the Conceptual Framework – Amendments to IFRS 3
Some minor amendments were made to IFRS 3 Business combinations to update references to the Conceptual Framework for financial information and add an exception to the recognition principles for liabilities and contingent liabilities within the scope of IAS 37, Provisions, Contingent liabilities and contingent assets and interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized on the acquisition date.

06-30-2023
Annual Improvements to IFRS 2018-2020
The following improvements were issued in May 2020:
IFRS 9 Financial instruments. The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in assessing whether to derecognize a financial liability.
IFRS 16 Leases. The amendment to Illustrative Example 13 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise.
IFRS 1 First-time adoption of International Financial Reporting Standards: Entities that have measured their assets and liabilities at the carrying amounts in their parents´ books are also allowed to measure cumulative translation differences using the amounts reported by their parents. This amendment will also apply to associated and joint ventures that have also taken the IFRS 1 exemption.
IAS 41: This amendment removes the requirement for entities to exclude taxation cash flows when measuring the fair value pursuant to IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

06-30-2023

The future adoption of these standards and amendments will not have a significant impact to the Group.

At the date of issuance of these consolidated financial statements, there are no other standards or modifications issued by the IASB that are not yet effective and are expected to have a significant effect on the Group.

2.3 Scope of consolidation

(a) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group also analyzes whether there is control when it does not hold more than 50% of the voting rights of an entity, but does have capacity to define its relevant activities because of de-facto control.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The Group chooses the method to be used on a case-by-case base.

The excess of the sum of the consideration transferred the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the Statement of Income as “Bargain purchase gains”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group conducts its business through several operating and investment companies, the principal are listed below:

Agricultural Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.20	06.30.19	06.30.18
Cresud's direct equity interest in:
Brasilagro-CompanhIa Brasileira de Propriedades Agrícolas (1) (2)	Brazil	Agricultural	33,55%	43,29%	43,29%
Sociedad Anónima Carnes Pampeanas S.A. (2)	Argentina	Agro-industrial	100,00%	100,00%	100,00%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	50,10%	50,10%	50,10%
Helmir S.A.	Uruguay	Investment	100,00%	100,00%	100,00%
IRSA Inversiones y Representaciones Sociedad Anónima (2)	Argentina	Real estate	61,95%	62,35%	63,74%
Agropecuaria Santa Cruz S.A.	Uruguay	Investment	100,00%	100,00%	100,00%
Brasilagro's direct equity interest in:
Araucária Ltda.	Brazil	Agricultural	99,99%	99,99%	99,99%
Cajueiro Ltda.	Brazil	Agricultural	99,99%	99,99%	99,99%
Ceibo Ltda.	Brazil	Agricultural	99,99%	99,99%	99,99%
Cremaq Ltda.	Brazil	Agricultural	99,99%	99,99%	99,99%
Engenho de Maracajú Ltda.	Brazil	Agricultural	99,99%	99,99%	99,99%
Flamboyant Ltda.	Brazil	Agricultural	99,99%	99,99%	99,99%
Jaborandi Agrícola Ltda.	Brazil	Agricultural	99,99%	99,99%	99,99%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	99,99%	99,99%	99,99%
Mogno Ltda.	Brazil	Agricultural	99,99%	99,99%	99,99%
Palmeiras S.A.	Paraguay	Agricultural	99,99%	99,99%	99,99%
Agropecuaria Morotí S.A.	Paraguay	Agricultural	99,99%	99,99%	99,99%
Agrifirma S.A.	Brazil	Agricultural	99,99%	-	-
Futuros y Opciones.Com. S.A.'s direct equity interest in:
Amauta Agro S.A. (3)	Argentina	Brokerage	98,57%	98,57%	98,57%
FyO Acopio S.A. (3)	Argentina	Warehousing and brokerage	98,57%	98,57%	98,57%
FyO Chile SPA	Chile	Brokerage	100,00%	100,00%	100,00%
Agropecuaria Santa Cruz S.A.'s direct equity interest in:
Agropecuaria Acres del Sud S.A. (2)	Bolivia	Agricultural	100,00%	100,00%	100,00%
Ombú Agropecuaria S.A.	Bolivia	Agricultural	100,00%	100,00%	100,00%
Yatay Agropecuaria S.A.	Bolivia	Agricultural	100,00%	100,00%	100,00%
Yuchán Agropecuaria S.A. (2)	Bolivia	Agricultural	100,00%	100,00%	100,00%
Sedelor S.A.	Uruguay	Investment	100,00%	100,00%	100,00%
Codalis S.A.	Uruguay	Investment	100,00%	100,00%	100,00%
Alafox S.A.	Uruguay	Investment	100,00%	100,00%	100,00%

(1)
The Group exercises “de facto control” over Brasilagro as a result of (i) the percentage and concentration of voting rights of the Group, as well as the potential voting rights of the warrants held by the Group, and the absence of other shareholders with significant voting rights, (ii) the absence of a voting agreement among the other shareholders to vote together as a group, (iii) the record of attendance to Shareholders’ Meetings and the record of votes casted by the other shareholders; and (iv) the effective control exercised by the Group to direct Brasilagro’s relevant activities through its seat in the Board of Directors. See Note 7 for further information regarding to Brasilagro.
(2)
Includes interest indirectly held through Helmir.
(3)
Includes interest directly held through Cresud.

Urban Properties and Investments Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.20	06.30.19	06.30.18
IRSA's direct equity interest:
IRSA CP (1)	Argentina	Real estate	80,65%	83,80%	86,34%
E-Commerce Latina S.A.	Argentina	Investment	100,00%	100,00%	100,00%
Efanur S.A.	Uruguay	Investment	100,00%	100,00%	100,00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100,00%	100,00%	80,00%
Inversora Bolívar S.A.	Argentina	Investment	100,00%	100,00%	100,00%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	50,00%	50,00%	50,00%
Nuevas Fronteras S.A.	Argentina	Hotel	76,34%	76,34%	76,34%
Palermo Invest S.A.	Argentina	Investment	100,00%	100,00%	100,00%
Ritelco S.A.	Uruguay	Investment	100,00%	100,00%	100,00%
Tyrus S.A.	Uruguay	Investment	100,00%	100,00%	100,00%
UT IRSA y Galerías Pacífico S.A. (2)	Argentina	Investment	50,00%	50,00%	50,00%
IRSA CP's direct equity interest in:
Arcos del Gourmet S.A.	Argentina	Real estate	90,00%	90,00%	90,00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53,68%	53,68%	53,68%
Fibesa S.A. (3)	Argentina	Real estate	100,00%	100,00%	100,00%
Panamerican Mall S.A.	Argentina	Real estate	80,00%	80,00%	80,00%
Shopping Neuquén S.A.	Argentina	Real estate	99,95%	99,95%	99,92%
Torodur S.A.	Uruguay	Investment	100,00%	100,00%	100,00%
EHSA	Argentina	Investment	70,00%	70,00%	70,00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100,00%	100,00%	100,00%
Pareto S.A.	Argentina	Design and software development	69,69%	69,69%	-
La Malteria	Argentina	Real estate	-	100,00%	-
Tyrus S.A.'s direct equity interest in:
DFL and DN BV	Bermudas	Investment	97,04%	96,46%	91,57%
IRSA International LLC	United States	Investment	100,00%	100,00%	100,00%
Jiwin S.A.	Uruguay	Investment	100,00%	100,00%	100,00%
Liveck S.A. (7)	Uruguay	Investment	100,00%	100,00%	100,00%
Real Estate Investment Group V LP (REIG V)	Bermudas	Investment	-	100,00%	100,00%
Real Estate Strategies LLC	United States	Investment	100,00%	100,00%	100,00%

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.20	06.30.19	06.30.18
Efanur S.A.'s direct equity interest in:
Real Estate Investment Group VII LP (REIG VII)	Bermudas	Investment	100,00%	100,00%	100,00%
DFL's direct equity interest in:
IDB Development Corporation Ltd.	Israel	Investment	100,00%	100,00%	100,00%
Dolphin IL Investment Ltd.	Israel	Investment	100,00%	100,00%	100,00%
DIL's direct equity interest in:
Discount Investment Corporation Ltd. (4)	Israel	Investment	83,72%	83,77%	76,57%
IDBD's direct equity interest in:
IDB Tourism (2009) Ltd.	Israel	Tourism services	100,00%	100,00%	100,00%
IDB Group Investment Inc	Israel	Investment	100,00%	100,00%	100,00%
DIC's direct equity interest in:
Property & Building Corporation Ltd.	Israel	Real estate	72,40%	68,80%	64,40%
Cellcom Israel Ltd. (5)	Israel	Telecommunications	46,20%	-	-
Elron Electronic Industries Ltd.	Israel	Investment	61,06%	44,10%	43,14%
Bartan Holdings and Investments Ltd.	Israel	Investment	55,68%	61,06%	50,30%
Epsilon Investment House Ltd.	Israel	Investment	68,75%	55,68%	55,68%
Mehadrin Ltd. (8)	Israel	Agricultural	43,75%	68,75%	68,75%
PBC's direct equity interest in:
Gav-Yam Bayside Land Corporation Ltd. (6)	Israel	Real estate	-	51,70%	51,70%
Ispro The Israeli Properties Rental Corporation Ltd.	Israel	Real estate	100,00%	100,00%	100,00%
Matam - Scientific Industries Center Haifa Ltd.	Israel	Real estate	50,10%	50,10%	50,10%
Hadarim Properties Ltd.	Israel	Real estate	100,00%	100,00%	100,00%
Property & Building (Commercial Centers) Ltd.	Israel	Real estate	100,00%	100,00%	100,00%
PBC USA Investments Inc	United States	Real estate	100,00%	100,00%	100,00%

(1)
Includes interest held through E-Commerce Latina S.A. and Tyrus S.A.
(2)
The Group has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.
(3)
Includes interest held through Ritelco S.A. and Torodur S.A.
(4)
Includes Tyrus' equity interest.
(5)
DIC considers it exercises effective control over Cellcom because DIC is the group with the higher percentage of votes (47.2%) vis-à-vis other shareholders, also taking into account the historic voting performance in the Shareholders’ Meetings, as well as the evaluation of the holdings of the remaining shareholders, which are highly atomized.
(6)
Control was lost in September 30, 2018 (see Note 4.(k)).
(7)
Includes Tyrus’ and IRSA S.A.’s equity interests.
(8)
DIC considers that it exercises control because DIC is the group with the higher percentage of votes (43.75%) vis-à-vis other shareholders that are highly atomized.

Except for the aforementioned items, the percentage of votes does not differ from the stake.

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant.

(b) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – i.e., as transactions with the owners in their capacity as owners. The recorded value corresponds to the difference between the fair value of the consideration paid and/or received and the relevant share acquired and/or transferred of the carrying value of the net assets of the subsidiary.

(c) Disposal of subsidiaries with loss of control

When the Group ceases to have control over a subsidiary, any retained interest in the entity is re-measured at its fair value at the date when control is lost, with changes in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(d) Associates

Associates are all entities over which the Group has significant influence but not control, usually representing an interest between 20% and at least 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, except as otherwise indicated as explained below. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

As of each year-end or upon the existence of evidence of impairment, a determination is made, as to whether there is any objective indication of impairment in the value of the investments in associates. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the Associates and its carrying value and recognizes the amount adjacent to "Share of profit / (loss) of associates and joint ventures " in the Statement of Income and Other Comprehensive Income.

Profit and losses resulting from transactions between the Group and the associate are recognized in the Group's financial statements only to the extent of the interests in the associates of the unrelated investor. Unrealized losses are eliminated unless the transaction reflects signs of impairment of the value of the asset transferred. The accounting policies of associates are modified to ensure uniformity within Group policies.

Note 8 includes summary financial information and other information of the Group's associates.

The Group takes into account quantitative and qualitative aspects to determine which investments in associates are considered significant.

(e) Joint arrangements

Joint arrangements are arrangements of which the Group and other party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint ventures or joint operations depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Investments in joint ventures are accounted for under the equity method. Under the equity method of accounting, interests in joint ventures are initially recognized in the Consolidated Statements of Financial Position at cost and adjusted thereafter to recognize the Group’s share of post-acquisition profits or losses and other comprehensive income in the Statements of Income and Other Comprehensive Income.

The Group determines at each reporting date whether there is any objective evidence that the investment in joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes such difference in "Share of profit / (loss) of associates and joint ventures" in the Statements of Income.

2.4 Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision-Maker (“CODM”), responsible for allocating resources and assessing performance. The operating segments are described in Note 6.

2.5 Foreign currency translation

(a) Functional and presentation currency

Items included in the Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Consolidated Financial Statements are presented in Argentine Pesos, which is the Group’s presentation currency.

(b) Transactions and balances in foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities nominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the Statement of Income within other financial income, as appropriate, unless they have been capitalized.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(c) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)
assets, liabilities and goodwill for each Statement of Financial Position presented are translated at the closing rate at the date of that financial position;
(ii)
income and expenses for each Statement of Comprehensive Income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
(iii)
all resulting exchange differences are recognized in the Statement of Comprehensive Income.

The accounting policy of the Group consists in accounting for the translation difference of its subsidiaries by the “step-by-step” method according to IAS 21.

2.6 Investment properties

Investment properties are those properties owned either by the Group that are held to earn long-term rental income or for capital appreciation, or both and that are not occupied by the Group for its own operations. Investment property also includes property that is being constructed or developed for future use as investment property. The Group also classifies as investment properties land whose future use has not been determined yet. The Group’s investment properties primarily comprise the Group’s portfolio of shopping malls and offices, certain property under development and undeveloped land.

Where a property is partially owner-occupied, with the rest being held for rental income or capital appreciation, the Group accounts for the portions separately. The portion that is owner-occupied is accounted for as property, plant and equipment under IAS 16 “Property, Plant and Equipment” and the portion that is held for rental income or capital appreciation, or both, is treated as investment properties under IAS 40 “Investment Properties”.

Investment properties are measured initially at cost. Cost comprises the purchase price and directly attributable expenditures, such as legal fees, certain direct taxes, commissions and in the case of properties under construction, the capitalization of financial costs.

For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in condition to start operating.

Direct expenses related to lease contract negotiation (such as payment to third parties for services rendered and certain specific taxes related to execution of such contracts) are capitalized as part of the book value of the relevant investment properties and amortized over the term of the lease.

Borrowing costs associated with properties under development or undergoing major refurbishment are capitalized. The finance cost capitalized is calculated using the Group’s weighted average cost of borrowings after adjusting for borrowings associated with specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross interest incurred on those borrowings less any investment income arising on their temporary investment. Finance cost is capitalized from the commencement of the development work until the date of practical completion. Capitalization of finance costs is suspended if there are prolonged periods when development activity is interrupted. Finance cost is also capitalized on the purchase cost of land or property acquired specifically for redevelopment in the short term but only where activities necessary to prepare the asset for redevelopment are in progress.

After initial recognition, investment property is carried at fair value. Investment property that is being redeveloped for continuing use as investment property or for which the market has become less active continues to be measured at fair value. Investment properties under construction are measured at fair value if the fair value is considered to be reliably determinable. On the other hand, properties under construction for which the fair value cannot be determined reliably, but for which the Group expects it to be determinable when construction is completed, are measured at cost less impairment until the fair value becomes reliably determinable or construction is completed, whichever is earlier.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Fair values are determined differently depending on the type of property being measured.

Generally, fair value of owner occupied farmland, office buildings and land reserves is based on active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods, such as recent prices on less active markets or discounted cash flow projections.

The fair value of the Group’s portfolio of Shopping Malls is based on discounted cash flow projections. This method of valuation is commonly used in the shopping mall industry in the region where the Group conducts its operations.

Fair value of office building in the Operations Center in Israel is based on discounted cash flow projections.

As required by CNV 576/10 Resolution, valuations are performed as of the financial position date by accredited externals appraisers who have recognized professional qualifications and have recent experience in the location and category of the investment property being valued. These valuations form the basis for the carrying amounts in the Consolidated Financial Statements. The fair value of investment property reflects, among other things, rental income from current leases and other assumptions market participants would make when pricing the property under current market conditions.

Subsequent expenditures are capitalized to the asset’s carrying amount only when it is probable that future economic benefits associated with the expenditure will flow to the Group and the cost can be measured reliably. All other repairs and maintenance costs are expensed when incurred. When part of an investment property is replaced, the carrying amount of the replaced part is derecognized.

Changes in fair values are recognized in the Statement of Income under the line item “Net gain or (loss) from fair value adjustment of investment properties”.

Asset transfers, including assets classified as investments properties which are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a) commencement of occupation of real property by the Group, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to property for sale; c) the end of Group occupation, where it is transferred from property, plant and equipment to investment properties; or d) commencement of an operating lease transaction with a third party, where properties for sale are transferred to investment property. The value of the transfer is the one that the property had at the time of the transfer and subsequently is valued in accordance with the accounting policy related to the item.

The Group may sell its investment property when it considers that such property no longer forms part of the lease business. The carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the Statement of Income and other comprehensive income in the line “Net gain from fair value adjustments of investment properties”.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. The disposal of properties is recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are accounted for when title to property passes to the buyer and the buyer intends to make the respective payment. In the case of conditional agreements, disposal are accounted for when the conditions he agreements is subject to has been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line "Other operating results, net" in the Statement of Income at the time they are incurred.

2.7 Property, plant and equipment

This category primarily comprises, buildings or portions of a building used for administrative purposes, machines, computers, and other equipment, motor vehicles, furniture, fixtures and fittings and improvements to the Group’s corporate offices.

The Group has also several hotel properties. Based on the respective contractual arrangements with hotel managers and / or given their direct operators nature, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under "Property, plant and equipment".

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

All property, plant and equipment (“PPE”) is stated at acquisition cost less accumulated depreciation and impairment, if any. The acquisition cost includes expenditures, which are directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and the property is in conditions to start operating.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized. The carrying amount of those parts that are replaced is derecognized. Repairs and maintenance are charged as incurred in the Statement of Income. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

The remaining useful life as of June 30, 2020 is as follows:

Buildings and facilities	Between 5 and 50 years
Machinery and equipment	Between 3 and 24 years
Communication networks	Between 4 and 20 years
Others	Between 3 and 25 years

As of each fiscal year-end, an evaluation is performed to determine the existence of indicators of any decrease in recoverable value or useful life of assets. If there are any indicators, the recoverable amount and/or residual useful life of impaired asset(s) is estimated, and an impairment adjustment is made, if applicable. As of each fiscal year-end, the residual useful life of assets is estimated and adjusted, if necessary. The book amount of an asset is reduced to its recoverable value if the book value is greater than its estimated recoverable value.

Gains from the sale of these assets are recognized when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied.

Gains and losses on disposals are determined by comparing the proceeds, with the carrying amount. Gains and losses from the disposal of farmlands are disclosed within “Gains from disposal of farmlands” in the Statements of Income. All other gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the Statement of Comprehensive Income.

When assets of property, plant and equipment are transferred to investment property, the difference between the value at cost transferred and the fair value of the investment property is allocated to a reserve within equity.

Group's sugarcane fields are recognized as bearer plants under the definition included in IAS 41. For this reason, they are accounted as property, plant and equipment and are valued at amortized cost.

2.8 Leases

Leases are recorded pursuant to IFRS 16. The Group recognizes an asset for the right of use and a liability at present value with respect to those contracts that meet the definition of lease agreements according to IFRS 16. For the prior periods’ leases were classified at their inception as either operating or finance leases based on the economic substance of the agreement.

A Group company is the lessor

Properties leased out to tenants under operating leases are included in “Investment properties” in the Statement of Financial Position. See Note 2.25 for the recognition of rental income.

A Group company is the lessee

The Group has entered into some operating lease agreements, mainly related to agribusiness activities. By virtue of these contracts, the Group leases land open for agricultural exploitation during one or more crop season. The lease price is generally set at a fixed amount in dollars or at a certain number of quintals of soybeans (or equivalent measurement unit) during the entire lease term. Lease payments can be made in installments or in advance at the beginning of the lease. The lease costs are recognized in the Statements of Income in relation to the degree of ripeness of the harvest since the Group considers that this systematic base is more representative of the time pattern of the leases’ benefits.

Additionally, the Group maintains other operating leases not related to agricultural activity, mainly associated with the leasing of offices. Payments, including prepayments, made under operating leases (net of any incentives received from the lessor) are charged to the Statement of Income on a straight-line basis over the period of the lease.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group acquires certain specific assets (especially machinery, computer equipment and real property exploitation concessions) under leases pursuant to IFRS 16. Assets so acquired are recorded as an asset at the present value of the minimum future lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leases falling within the IFRS 16 exemption, where the Group acts as lessee are charged to results at the time they accrue. They mainly include contracts for less than one year and/or for non-material items.

2.9 Intangible assets

(a) Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is initially measured as the difference between the fair value of the consideration transferred, plus the amount of non-controlling interest in the acquisition and, in business combinations achieved in stages, the acquisition-date fair value of the previously held equity interest in the acquisition; and the net fair value of the identifiable assets and liabilities assumed on the acquisition date.

Goodwill is not amortized but tested for impairment at each fiscal year-end, or more frequently if there is an indication of impairment.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, referred to as cash-generating units (“CGU”). In order to determine whether any impairment loss should be recognized, the book value of CGU or CGU groups is compared against its recoverable value. Net book value of CGU and CGU groups include goodwill and assets with limited useful life (such as, investment properties, property, plant and equipment, intangible assets and working capital).

If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are not reversed in a subsequent period.

The recoverable amount of a CGU is the higher of the fair value less costs-to-sell and the value-in-use. The fair value is the amount at which a CGU may be sold in a current transaction between unrelated, willing and duly informed parties. Value-in-use is the present value of all estimated future cash flows expected to be derived from CGU or CGU groups.

Goodwill is assigned to the Group's cash generating units on the basis of operating segments. The recoverable amount of a cash-generating unit is determined based on fair value calculations. These calculations use the price of the CGU assets, they are compared with the book values, plus the goodwill assigned to each cash-generating unit.

No material impairment was recorded as a result of the analysis performed (Note 12).

(b) Computer software

Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of three years. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

(c) Branding and client relationships

This relates to the fair value of brands and client relationships arising at the time of the business combination with IDBD. They are subsequently valued at cost, less the accumulated amortization or impairment. Client relationships have an average twelve-year useful life, while one of the brands have an indefinite useful life and the other ten-year useful life.

(d) Right to receive future units under barter agreements

The Group also enters into barter transactions where it normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land. The Group generally receives monetary assets as part of the transactions and/or a right to receive future units to be constructed by developers. Such rights are initially recognized at cost (which is the fair value of the land assigned) and are not adjusted later, unless there is any sign of impairment.

At each year-end, the Group reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any of such signs exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. For intangible assets with indefinite useful lives, the Group annually reviews the existence of an impairment, or more frequently if signs of impairment are identified.

2.10 Trading properties

Trading properties comprises those properties intended either for sale or in the process of construction for subsequent sale. Trading properties are carried at the lower of cost and net realizable value. Where there is a change in use of investment properties evidenced by the commencement of development with a view to sale, the properties are reclassified as trading properties at cost, which is the carrying value at the date of change in use. They are subsequently carried at the lower of cost and net realizable value. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the trading properties to their present location and condition.

2.11 Inventories

Inventories include assets held for sale in the ordinary course of the Group’s business activities, assets in production or construction process for sale purposes, and materials, supplies or other assets held for consumption in the process of producing sales and/or services.

Supplies used in the Group's agricultural activities comprise fertilizers, agrochemicals, vaccines, seeds, feed for livestock and other items. Harvested agricultural produce comprise harvested crops, and raw meat.

For the Group’s operations in Argentina and Brazil, harvested crops are perpetually measured at net realizable value until the point of sale because there is an active market for such products, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry of measuring the inventories at net realizable value. Changes in net realizable value are recognized in the Statements of Income in the year in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

Net realizable value is the estimated selling price in the ordinary course of business less selling expenses. It is determined on an ongoing basis, taking into account the product type and aging, based on the accumulated prior experience with the useful life of the product. The Group periodically reviews the inventory and its aging and books an allowance for impairment, as necessary.

The cost of consumable supplies, materials and other assets is determined using the weighted average cost method, the cost of inventories of mobile phones, related accessories and spare parts is priced under the moving average method, and the cost of the remaining inventories is priced under the first in, first out (FIFO) method.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories are recorded at the cash cost and the difference between that and the actual amount paid is treated as finance cost.

Inventories are measured at the lower of cost or net realizable value.

2.12 Biological assets and agriculture produce at the point of harvest

Biological assets comprise unharvested crops (mainly corn, wheat, soybeans and sunflower), sugarcane, livestock (breeding and dairy cattle and cattle held for sale or meat production) and other less significant biological assets such as sheep and tree plantations.

The Group distinguishes between consumable and bearer biological assets. Consumable biological assets are those assets that may be harvested as agricultural produce or sold as biological assets, for example livestock intended for the production of meat and/or livestock held for sale. Bearer biological assets are those assets capable of producing more than one harvest, for example sugarcane, dairy cattle and breeding cattle. Consumable biological assets are generally classified as current while bearer biological assets are generally classified as non-current.

Expenses relating to the agricultural activity include items as planting, harvesting, irrigation, agrochemicals, fertilizers, veterinary services and others. The Group elect to capitalize all costs as part of the biological assets.

The line item “Cost of sales of biological assets and agricultural produce” within “Costs” in the Statements of Income represents the recognition as an expense of agricultural produce held in inventory, valued at either cost or net realizable value, as applicable, or biological assets valued at fair value less costs to sell.

Either the fair value of a biological asset in its present location and condition is determined based on the present value of expected net cash flows from the biological asset discounted at a current market-determined pre-tax rate or the current quoted market price in the most relevant market.

Biological assets are measured at fair value less costs to sell on initial recognition and at each Statement of Financial Position date, except where fair value cannot be reliably measured. Cost approximates fair value when little or no biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material. Costs to sell include all incremental costs directly attributable to the sale of the biological assets, excluding finance costs and income taxes.

Additionally, the Group’s costs of planting the sugarcane are accounted for as property, plant and equipment and are valued at amortized cost. The growing agricultural product of sugarcane is classified as a biological asset and valued at fair value less costs to sell.

The gain or loss arising from initial recognition of a) agricultural produce and b) biological assets at fair value less costs to sell and from a change in fair value less costs to sell of a biological asset is recognized in profit or loss in the year in which occur within the line item “Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest”.

2.13 Financial instruments

The Group classifies financial assets in the following categories: those to be measured subsequently at fair value, and those to be measured at amortized cost. This classification depends on whether the financial asset is an equity investment or a debt investment.

Debt investments

A debt investment is classified at amortized cost only if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms give rise on specified dates to cash derived solely from payments of principal and interest due on the principal outstanding. The nature of any derivatives embedded in the debt investment are considered in determining whether the cash derives solely from payment of principal and interest due on the principal outstanding and are not accounted for separately.

If either of the two criteria mentioned in the previous paragraph is not met, the debt instrument is classified at fair value through profit or loss. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch. Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the Statement of Income.

Equity investments

All equity investments, which are neither subsidiaries nor associate companies nor joint venture of the Group, are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Group decided to recognize changes in fair value of equity investments through changes in profit or loss.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value though profit or loss are expensed in the Statement of Income.

In general, the Group uses the transaction price to ascertain the fair value of a financial instrument on initial recognition. In the other cases, the Group records a gain or loss on initial recognition only if the fair value of the financial instrument can be supported by other comparable transactions observable in the market for the same type of instrument or if based on a technical valuation that only inputs observable market data. Unrecognized gains or losses on initial recognition of a financial asset are recognized later on, only to the extent they arise from a change in factors (including time) that market participants would consider upon setting the price.

Gains/losses on debt instruments measured at amortized cost and not identified for hedging purposes are charged to income where the financial assets are derecognized or an impairment loss is recognized, and during the amortization process under the effective interest method. The Group is required to reclassify all affected debt investments when and only when its business model for managing those assets changes.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) can be reliably estimated. The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.14 Derivative financial instruments and hedging activities and options

Derivative financial instruments are initially recognized at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group manages exposures to various risks using hedging instruments that provide coverage. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used put and call options, foreign currency future and forward contracts and interest rate swaps, as appropriate.

The Group’s policy is to apply hedge accounting where it is permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9.

Trading derivatives are classified as a current asset or liability on the Statement of Financial Position. Gains and losses on derivatives are classified according to their nature. Gains and losses on commodity derivatives are classified within the line item “Other operating income, net”. Gain and losses on all other derivatives are classified in the Statements of Income where the results of the items covered are recognized.

The fair values of financial instruments that are traded in active markets are computed by reference to market prices. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end as each reporting year.

2.15 Groups of assets and liabilities held for sale

Groups of assets and liabilities are classified as held for sale when the Group is expected to recover their value by means of a sale transaction (rather than through use) and where such sale is highly probable. Groups of assets and liabilities held for sale are valued at the lower of their net book value and fair value less selling costs.

2.16 Trade and other receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

An allowance for doubtful accounts is recorded based on the expected loss of the receivables portfolio. Indicators of doubtful accounts include significant financial distress of the debtor, the debtor potentially filing a petition for reorganization or bankruptcy, or any event of default or past due account.

In the case of larger non-homogeneous receivables, the impairment provision is calculated on an individual basis.

The Group collectively evaluates smaller-balance homogeneous receivables for impairment. For that purpose, they are grouped on the basis of similar risk characteristics, and account asset type, collateral type, past-due status and other relevant factors are taken into account.

The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of a separate account, and the amount of the loss is recognized in the Statements of Income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the Statements of Income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.17 Other assets

Other assets are recognized initially at cost and subsequently measured at the acquisition cost or the net realizable value, the lower.

2.18 Trade and other payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.19 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings using the effective interest method.

2.20 Provisions

Provisions are recognized when: (i) the Group has a present (legal or constructive) obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are not recognized for future operating losses.

The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel´s experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material adverse effect on its results of operations and financial condition or liquidity.

Provisions are measured at the present value of the cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized in the Statements of Income.

2.21 Irrevocable right of use of the capacity of underwater communication lines

Transactions carried out to acquire an irrevocable right of use of the capacity of underwater communication lines are accounted for as service contracts. The amount paid for the rights of use of the communication lines is recognized as “Prepaid expenses” under trade and other receivables, and is amortized over a straight-line basis during the period set forth in the contract (including the option term), which is the estimated useful life of such capacity.

2.22 Employee benefits

(a) Defined contribution plans

The Group operates a defined contribution plan, which is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current year or prior periods. The contributions are recognized as employee benefit expense in the Statements of Income in the fiscal year they are due.

(b)  Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or as a result of an offer made to encourage voluntary termination as a result of redundancy.

(c) Bonus plans

The Group recognizes a liability and an expense for bonuses based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(d) Defined benefit plans

The Group’s net obligation concerning defined benefit plans are calculated on an individual basis for each plan, estimating the future benefits employees have gained in exchange for their services in the current and prior periods. The benefit is disclosed at its present value, net of the fair value of the plan assets. Calculations are made on an annual basis by a qualified actuary.

(e) Share-based payments

The fair value of share-based payments is measured at the date of grant. The Group measures the fair value using the valuation technique that it considers to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations.

The fair value of the share-based payment is expensed and charged to income under the straight-line method over the vesting period in which the right to the equity instrument becomes irrevocable (“vesting period”); such value is based on the best available estimate of the number of equity instruments expected to vest. Such estimate is revised if subsequent information available indicates that the number of equity instruments expected to vest differs from original estimates.

(f) Other long-term benefits

The net obligations of IDBD, DIC and its subsidiaries concerning employee long-term benefits, other than retirement plans, is the amount of the minimum future benefits employees have gained in exchange for their services in the current and prior periods. These benefits are discounted at their present values.

2.23 Current income tax, deferred income tax and minimum presumed income tax

Tax expense for the year comprises the charge for tax currently payable and deferred income. Income tax is recognized in the statements of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current income tax expense is calculated on the basis of the tax laws enacted or substantially enacted at the date of the Statements of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Income tax is recognized, using the deferred tax liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the Statements of Financial Position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence, deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the Statements of Financial Position, dividends have been accrued as receivable a binding agreement to distribute past earnings in future has been entered into by the subsidiary or there are sale plans in the foreseeable future.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Entities in Argentina are subject to the Minimum Presumed Income Tax (“MPIT”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. The MPIT provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When the Group assesses that it is probable that it will use the MPIT payment against future taxable income tax charges within the applicable 10-year period, recognizes the MPIT as a current or non-current receivable, as applicable, within “Trade and other receivables” in the Statements of Financial Position.

The minimum presumed income tax was repealed by Law N ° 27,260 in its article 76 for the periods that begin as of January 1, 2019.

Regarding the above mentioned, considering the Instruction No. 2 of the Federal Administration of Public Revenues (AFIP), it is not appropriate to record the provision of the above mention tax, in the event that accounting and tax losses occur.

2.24 Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term liquid investments with original maturities of three months or less. Bank overdrafts are not included.

2.25 Revenue recognition

The group identifies contracts with customers and evaluates the goods and services committed therein to determine performance obligations and their classification between performance obligations that are satisfied at a given time or over time.

Revenue from satisfaction of performance obligations at a given time is recognized when the client obtains control of the committed asset or service considering whether there is a right to collection, if the client has the physical possession, if the client has the legal right and if they have the transferred the risks and benefits.

Additionally and in accordance with IFRS 15, the Group recognizes revenues over time from the sales of real estate developments in which there is no alternative use for the asset and the Group has the right to demand payment of the contract. When these conditions are not met, the income is recognized at the time of delivery or deed.

Revenue from satisfaction of performance obligations over time for real estate developments is recognized by measuring progress towards compliance with the obligation when it can be measured reliably. For this measurement, the Group uses the resourced method, that is, the effort consumed by the entity and determines the percentage of progress based on the estimate of the total development costs.

The Group's revenue is recognized at the probable value of the consideration to which it will be entitled in exchange for transferring the products or services to the customer which is not expected to suffer significant changes.

Agricultural activities

Revenue from Group’s agricultural activities comes primarily from sales of agricultural produce and biological assets, from provision of services related to the activity and from leases of farmlands.

The Group also provides agricultural-related (including but not limited to watering and feedlot services) and brokerage services to third parties. Revenue from services are recognized when services are effective rendered.

The Group also leases land to third parties under operating lease agreements. Lease income is recognized on a straight-line basis over the period of the lease.

Urban properties and investments activities

●
Rental and services - Shopping malls portfolio

Revenues derived from business activities developed in the Group’s shopping malls mainly include rental income under operating leases, admission rights, commissions and revenue from several complementary services provided to the Group’s lessees.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Rental income from shopping mall, admission rights and commissions, are recognized in the Statements of Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, i.e. lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent reviews are recognized when such reviews have been agreed with tenants.

The Group’s lease contracts also provide that common area maintenance charges and collective promotion funds of the Group’s shopping malls are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance charges include all expenses necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area expense. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases. Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

●
Rental and services - Offices and other rental properties

Rental income from offices and other rental properties include rental income from offices leased out under operating leases, income from services and expenses recovery paid by tenants.

Rental income from offices and other rental properties is recognized in the Statements of Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

A substantial portion of the Group’s leases requires the tenant to reimburse the Group for a substantial portion of operating expenses, usually a proportionate share of the allocable operating expenses. Such property operating expenses include necessary expenses such as property operating, repairs and maintenance, security, janitorial, insurance, landscaping, leased properties and other administrative expenses, among others. The Group manages its own rental properties. The Group makes the original payment for these expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases. The Group accrues reimbursements from tenants as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

●
Revenue from communication services and sale of communication equipment (presented within discontinued operations)

Revenue derived from the use of the Group’s communication networks, including mobile phones, Internet services, international calls, fixed line calls, interconnection rates and roaming service rates and television, are recognized when the service is provided, proportionally to the extent the transaction has been realized, and provided all other criteria have been met for revenue recognition.

Revenue from the sale of mobile phone cards is initially recognized as deferred revenue and then recognized as revenue as they are used or upon expiration, whichever takes place earlier.

A transaction involving the sale of equipment to a final user normally also involves a service sale transaction. In general, this type of sale is performed without a contractual obligation by the client to consume telephone services for a minimum amount over a predetermined period. As a result, the Group records the sale of equipment separately of the performance obligations and recognizes revenue pursuant to the transaction value upon delivery of the equipment to the client. Revenue from telephone services is recognized and accounted for as they are provided over time. When the client is bound to make a minimum consumption of services during a predefined period, the contract formalizes a transaction of several elements and, therefore, revenue from the sale of equipment is recorded at an amount that should not exceed its fair value, and is recognized upon delivery of the equipment to the client and provided the criteria for recognition are met. The Group ascertains the fair value of individual elements, based on the price at which it is normally sold, after taking into account the relevant discounts.

Revenue derived from long-term contracts is recognized at the present value of future cash flows, discounted at market rates prevailing on the transaction date. Any difference between the original credit and its net present value is accounted for as interest income over the credit term.

●
Revenue from agricultural products

Revenue from agricultural products is recognized when the product is delivered and at the time all other criterias for revenue recognition have been met.

●
Revenue from supermarkets

Revenue from the sale of goods in the ordinary course of business is recognized at the fair value of the consideration collected or receivable, net of returns and discounts. When the credit term is short and financing is that typical in the industry, consideration is not discounted. When the credit term is longer than the industry’s average, in accounting for the consideration, the Group discounts it to its net present value by using the client’s risk premium or the market rate. The difference between the fair value and the nominal amount is accounted for under financial income. If discounts are granted and their amount can be measured reliably, the discount is recognized as a reduction of revenue.

Revenues from supermarkets have been recognized in discontinued operations (see Note 4.(p)).

2.26 Cost of sales

The cost of sales, includes the acquisition costs and the operational and management costs for shopping malls held by the Group as part of its real estate investments. The Group’s cost of sales in relation to the supply of communication services (which is presented within discontinued operations in these financial statements) mainly includes the costs to purchase equipment, salaries and related expenses, service costs, royalties, ongoing license dues, interconnection and roaming expenses, cell tower lease costs, depreciation and amortization expenses and maintenance expenses directly related to the services provided.

The cost of sales of supermarkets (which is presented within discontinued operations in these financial statements), includes the acquisition costs for the products less discounts granted by suppliers, as well as all expenses associated with storing and handling inventories and is classified as discontinued operations.

2.27 Cost of borrowings and capitalization

The costs for general and specific loans that are directly attributable to the acquisition, construction or production of suitable assets for which a prolonged period is required to place them in the conditions required for their use or sale, are capitalized as part of the cost of those assets until the assets are substantially ready for use or sale. The general loan costs are capitalized according to the average debt rate of the Group. Foreign exchange differences for loans in foreign currency are capitalized if they are considered an adjustment to interest costs. The interest earned on the temporary investments of a specific loan for the acquisition of qualifying assets are deducted from the eligible costs to be capitalized. The rest of the costs from loans are recognized as expenses in the period in which they are incurred.

2.28 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When any Group’s subsidiary purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and related income tax effects, is included in equity.

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

2.29 Comparability of information

The balances as of June 30, 2019 and 2018 that are disclosed for comparative purposes were restated in accordance with IAS 29, see Note 2.1. Certain items from prior fiscal years have been reclassified for consistency purposes. See Note 4. d. for the loss of control of Shufersal and Note 4.c for the loss of control of Gay-Yam.

During the years ended June 30, 2020, 2019 and 2018, the Argentine Peso suffered a decrease in its value compared to the US dollar and other currencies close to 66%, 45% and 73%, respectively, which has an impact on the comparability of the figures exposed in the financial statements, mainly due to the exposure to the exchange rate of our Income and costs of “offices” segment, and our assets and liabilities, nominated in foreign currency of the Argentine operations center, the aforementioned devaluation also had an effect on the total balances of the Israel operations center.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

3. Significant judgments, key assumptions and estimates

Not all of these significant accounting policies require management to make subjective or complex judgments or estimates. The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimations involved in their application and their impact on the Consolidated Financial Statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

Estimation	Main assumptions	Potential implications	Main references
Business combination - Allocation of acquisition prices	Assumptions regarding timing, amount of future revenues and expenses, revenue growth, expected rate of return, economic conditions, and discount rate, among other.	Should the assumptions made be inaccurate, the recognized combination may not be correct.	Note 4 – Acquisitions and dispositions
Recoverable amounts of cash-generating units (even those including goodwill), associates and assets.
The discount rate and the expected growth rate before taxes in connection with cash-generating units.
The discount rate and the expected growth rate after taxes in connection with associates.
Cash flows are determined based on past experiences with the asset or with similar assets and in accordance with the Group’s best factual assumption relative to the economic conditions expected to prevail.
Business continuity of cash-generating units.
Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).
		Should any of the assumptions made be inaccurate; this could lead to differences in the recoverable values of cash-generating units.	Note 10 – Property, plant and equipment Note 12 – Intangible assets
Control, joint control or significant influence
Judgment relative to the determination that the Group holds an interest in the shares of investees (considering the existence and influence of significant potential voting rights), its right to designate members in the executive management of such companies (usually the Board of directors) based on the investees’ bylaws; the composition and the rights of other shareholders of such investees and their capacity to establish operating and financial policies for investees or to take part in the establishment thereof.
		Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)	Note 2.3 – Scope of consolidation
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 10 – Property, plant and equipment Note 12 – Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 10.	Incorrect valuation of investment property values	Note 9 – Investment properties
Income tax
The Group estimates the income tax amount payable for transactions where the Treasury’s Claim cannot be clearly determined.
Additionally, the Group evaluates the recoverability of assets due to deferred taxes considering whether some or all of the assets will not be recoverable.
		Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.	Note 23 – Taxes
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Group’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Improper recognition of charges / reimbursements of the allowance for bad debt.	Note 16 – Trade and other receivables
Level 2 and 3 financial instruments
Main assumptions used by the Group are:
● Discounted projected income by interest rate
● Values determined in accordance with the shares in equity funds on the basis of its Financial Statements, based on fair value or investment assessments.
● Comparable market multiple (EV/GMV ratio).
● Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).
		Incorrect recognition of a charge to income / (loss).	Note 16 – Financial instruments by category
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Group, such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.	Note 21 – Provisions
Qualitative considerations for determining whether or not the replacement of the debt instrument involves significantly different terms
The entire set of characteristics of the exchanged debt instruments, and the economic parameters represented therein:
Average lifetime of the exchanged liabilities; Extent of effects of the debt terms (linkage to index; foreign currency; variable interest) on the cash flows from the instruments.
		Classification of a debt instrument in a manner whereby it will not reflect the change in the debt terms, which will affect the method of accounting recording.	Note 16 – Financial instruments by category (Financial liabilities)
Biological assets	Main assumptions used in valuation are yields, production costs, selling expenses, forwards of sales prices, discount rates.	Wrong recognition/valuation of biological assets. See sensitivities modeled on these parameters in Note 13.	Note 13 – Biological assets

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

4.
Acquisitions and disposals

Agricultural business

(a)
Sale and purchase of Farmlands

Acquisition of Serra Grande Farmland

On May 18, 2020, the Group through its subsidiary BrasilAgro purchased a farm in Baixa Grande do Ribeiro, Piauí of 4,500 hectares (of which 2,900 can be developed for crop production). The amount of the acquisition was set at BRL 25 million (equivalent ARS 340 million), with an initial payment of BRL 8 million (equivalent ARS 109 million). The balance will be cancelled in three annual installments.

Sale of Alto Taquari Farmland

On May 29, 2020, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 105 hectares of Alto Taquari farm. The total amount of the sale was 115,478 soybean bags per arable hectare equivalent BRL 11 million (equivalent ARS 150 million). The buyer made the initial payment of BRL 1,8 million (equivalent ARS 24 million). The remaining balance will be paid in five annual installments. The Company has recognized gains of BRL 8 million (equivalent ARS 108 million) as result of this transaction.

On October 29, 2019, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 85 hectares (65 are production hectares) of Alto Taquari farm, a rural property located in the municipality of Alto Taquari, for a total amount of BRL 5.5 (equivalent ARS 101 million). The same date, the buyer made the initial payment of 14,300 soybean bags per arable hectare equivalent BRL 1 million (equivalent ARS 19 million). The remaining balance will be paid in four annual installments. The Company has recognized gains of BRL 4 million (equivalent ARS 73 million) as result of this transaction.

On November 21, 2018, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 103 hectares of Alto Taquari farm. The total amount of the sale was 1,100 soybean bags per arable hectare equivalent to R$ 7 (equivalent to Ps. 123). The buyer made the initial payment of 22,656 soybeans bags equivalent to equivalent to R$ 1.5 (equivalent to Ps. 18); and the remaining balance will be paid in eight biannual installments. The Company has recognized gains of R$ 5 (equivalent to Ps. 98) as result of this transaction.

Jatobá

On June 30, 2020, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 1,875 hectares (1,500 are production hectares) of Jatobá farm. The total amount of BRL 45 million (equivalent ARS 610 million), of which BRL 5 million (equivalent ARS 68 million) were already collected. The remaining balance will be paid in six annual installments. The Company has recognized gains of BRL 32.8 million (equivalent ARS 445 million) as result of this transaction.

On July 11, 2019, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 1,134 hectares (893 are production hectares) of Jatobá Farmland, a rural property located in the municipality of Jaborandi – BA. The total amount of sale was 302 soybean bags per arable hectare equivalent or BRL 23 million (equivalent ARS 424 million). The buyer, on September 2, 2019 made the initial payment of 38,000 soybean bags per arable hectare equivalent BRL 3 million (equivalent ARS 48 million). The remaining balance will be paid in six annual installments. Handover of possession and gains as result of this transaction has recognized on September 30, 2019, approximately, BRL 17 million (equivalent ARS 293 million).

On June 2019, the Group through its subsidiary BrasilAgro has entered into a purchase-sale agreement for an area of 3,124 hectares of Jatobá Farm. The total amount of the sale was 285 soybean bags per arable hectare or R$ 47 (equivalent to Ps. 835). The buyer already made an initial payment of R$ 5 (equivalent to Ps. 89) and on July 31, 2019 had pay R$ 5 (equivalent to Ps. 89) more; and the remaining balance, equivalent to 563,844 soybeans bags, will be paid in six equal annual installments. This sale was accounted on June 30, 2019, the gain of this transaction amount R$ 36.5 (equivalent to Ps. 617).

On June 13, 2018, the Group, through its subsidiary BrasilAgro, entered into a sales agreement for a total area of 9,784 hectares (7,485 are production hectares) of the Jatobá Establishment, a rural property located in the Municipality of Jaborandi . On July 31, 2018, the buyer made the payment of the first installment of 300,000 bags of soybeans, equivalent to an amount of R$ 21 (equivalent to Ps. 240) according to the conditions set in the agreement, obtaining the transfer of the possession and thus recognizing the disposal of the farmland , for the value of 285 bags per useful hectare, equivalent R$ 123 (equivalent to $ 1,409).. The remaining balance will be paid in six annual installments. The group did not recognize the result of this operation since almost all of the hectares sold corresponded to the Investment Property, and therefore were valued at fair value.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

La Suiza

On June 29, 2018 Cresud signed a deed with a non-related third party for the sale of a fraction of 10,000 hectares of livestock activity of "La Suiza". The total amount of the transaction was set at US$ 10, of which US$ 3 have been already paid. The remaining balance of US$ 7, guaranteed by a mortgage on the property, will be collected in 10 installments of the same amount ending on June 2023, which will accrue an annual interest of 4.5% on the remaining balances. The gain of the transaction amounts approximately to Ps. 409.

La Esmeralda

On July 20, 2017, we executed a purchase-sale agreement for all of “La Esmeralda” establishment consisting of 9,352 hectares devoted to agricultural and cattle raising activities in the 9 de Julio district, Province of Santa Fe, Argentina. On June 25, 2018, the Company has made effective with the sign of the deed and delivery of the property, the sale of "La Esmeralda" farm. The amount of the transaction was set at US$ 19, of which US$ 7 have been already paid. The balance, guaranteed with a mortgage on the property, will be collected in 4 installments of the same amount ending in April 2022, which will accrue an annual interest of 4% on the remaining balances. The gain from the sale amounts approximately to Ps. 739.

Araucária

On May 3, 2018, the Company through its subsidiary Brasilagro, has entered into a purchase-sale agreement for the partial sale 956 hectares (660 arable hectares) of Araucaria Farm, located in Mineiros, Brazil, for an amount of 1,208 soybean bags per arable hectare or Rs. 66.2 (equal to Ps. 688.1) (Rs./ha. 93,356). The company has recognized gains of Ps. 635 as result of this transaction.

(b)
Merger of BrasilAgro-Agrifirma, Purchase and Sale of BrasilAgro Shares

Sale of BrasilAgro’s shares

On January 20, 2020, the Company sold in the market 3,400,000 shares of its subsidiary BrasilAgro representatives of 6.30% of the share capital for an amount of USD 15.6 million (equivalent ARS 1,036 million).

Agrifirma

On January 27, 2020, and in accordance with the terms and conditions established in the Merger Agreement signed on November 22, 2019, Agrifirma Holding was merged by BrasilAgro and extinguished for all legal purposes, becoming BrasilAgro the controlling shareholder of Agrifirma Agropecuária owning 100% of the total voting share capital. The capital of BrasilAgro increased by BRL 115,586,580 from BRL 584,224,000 to BRL 699,810,577, through the issuance of 5,215,385 new common, registered, book-entry shares with no par value, which were subscribed and paid-up by the shareholders of Agrifirma Holding, in such manner that the share capital of BrasilAgro increased to 62,104,201 shares.

A subscription warrant was also issued in favor of AB Holdings, a shareholder of Agrifirma Holding, which will entitle AB Holding (or its permitted successors and assigns) to subscribe up to 654,487 new ordinary shares, registered with no par value of BrasilAgro, subject to the terms and conditions established in the Merger Agreement.

The merger was made upon exchange of shares and the initial exchange rate was BRL 31.50 per share of BrasilAgro based on the net worth of BrasilAgro and Agrifirma Holding, as of June 30, 2019 (taken into consideration, especially, the properties owned by BrasilAgro and Agrifirma Holding) as per the appraisal made by Deloitte Touche Tohmatsu Consultores Ltda., adjusted in view of the negotiations between the parties, in accordance with the Merger Agreement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a breakdown of the fair value of the assets acquired, liabilities assumed and minority interest of the acquisition:

03.31 20
Fair value of identifiable assets and assumed liabilities:
Cash and cash equivalents	16
Trade and other receivables	387
Inventories	22
Biological assets	74
Taxes and contributions to recover	45
Group of assets held for sale	362
Property, plant and equipment	3,365
Trade and other payables	(297)
Borrowings	(1,884)
Taxes to pay	(9)
Payroll and social security liabilities	(43)
Provisions	(1)
Deferred income tax liabilities	(423)
Total identifiable net assets	1,614
Non-controlling interest	-
Godwill pending allocation	63
Total consideration	1,677

Acquisition of Brasilagro’s shares

On March 30, 2020, Cresud purchased in the market 19,100 ordinary shares of its subsidiary BrasilAgro, representing 0.03% of its issued capital, for an amount of ARS 6 million.

As a result of the above-mentioned sale and purchase of shares and the merger with Agrifirma, the Company reduced its equity interest in BrasilAgro from 43.17% to 33.55% of its issued capital.

On June 29, 2020, Cresud made a contribution in kind to the 100% its controlled subsidiary Helmir S.A. It corresponds to 18,576,400 ADRs of BrasilAgro Comphania de Propriedades Agrícolas, in which the Company currently participates as a shareholder. The total value was USD 69.7 million (equivalent to ARS 5,226 million). At the end of the fiscal year, the Cresud percentage, the percentage of direct ownership is 2.25% and the percentage of indirect ownership through Helmir is 31.30%. In this way, Cresud will continue to control BrasilAgro indirectly through its control of Helmir S.A.
Althoght Cresud maintains less than 50% of the voting rights, in accordance with IFRS, control may exist without a majority of voting rights.

Cresud exercises “de facto control” over BrasilAgro as a result of:

i)
the percentage and concentration of voting rights of the Group and the absence of other shareholders with significant voting rights,
ii)
the absence of a voting agreement among the other shareholders to vote together as a group,
iii)
the record of attendance to Shareholders’ Meetings and the record of votes casted by the other shareholders; and
iv)
the effective control exercised by the Group to direct Brasilagro’s relevant activities through its seat in the Board of Directors. See Note 7 for further information regarding to Brasilagro.

Therefore, Cresud will continue to consolidate BrasilAgro in its financial statements, after the business combination with Agrifirma.

Urban properties and investments business

Operations Center in Argentina

(b)
Distribution of a dividend in kind

On October 30, 2019, the General Ordinary Shareholders´ Meeting approved the distribution of a dividend in kind for an equivalent of Ps. 517 (representing Ps. 0.89 per share and equivalent of Ps. 634 at current currency as of June 30, 2020) payable in IRSA CP shares. For distribution, the quoted price of the IRSA CP share was taken as of October 29, 2019, which was Ps. 221 per share. The number of shares distributed amounts to 2,341,463. This transaction was accounted for in equity as a decrease in the net equity attributable to the parent company for an amount of Ps.543, . The stake of the Group in IRSA CP as at year-end is 80.65%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

On October 29, 2018 a General Ordinary and Extraordinary Shareholder’s meeting was held, whereby the distribution of a dividend in kind for an equivalent of Ps. 1,967 payable in shares of IRSA CP S.A. was resolved (representing Ps 2.63 per share and equivalent of Ps. 2,810 at current currency as of June 30, 2020). For the distribution, the value of IRSA CP share was taken as of October 26, 2018, which was Ps. 237 per share. The number of shares distributed amounted to 6,418,182. This transaction was accounted for as an equity transaction generating a decrease in the net equity attributable to the parent for Ps. 1,651, .

(c)
Sale of IRSA CP floors

On June 9, 2020, IRSA CP executed the assignment and transfer the right to sign a title deed, with delivery of possession, with respect to two medium-height floors in the tower under construction known as “200 Della Paolera”, located in the Catalinas district of the Autonomous City of Buenos Aires, covering a total area of approximately 2,430 sq. meters and 16 parking lots, located in the building.

The transaction price was set at approximately Ps. 1,254 million (USD 16.9 million), which has already been fully paid.

(d)
Condor Merger Agreement

On July 19, 2019, Condor executed a merger agreement. As per the contractual terms, each common share of Condor, with a par value of USD 0.01 per share, shall be cancelled prior to the merger and converted into the right to receive an amount in cash equivalent of USD 11.10 per common share. Additionally, pursuant to the terms and conditions of the merger agreement, each convertible Class E share shall be automatically cancelled and shall be converted into the right to receive an amount in cash equivalent of USD 10.00 per share.

The closing of the transaction, scheduled for March 23, 2020, has not yet taken place.

Condor is currently discussing with NexPoint Hospitality Trust the potential amendments to restructure the previously reported acquisition by merger of the company. No assurances may be given with respect to the outcome of such discussions. The Company will continue to review the options and reserves all its rights and remedies under the original merger agreement.

As of the date of presentation of these financial statements, the Group has 2,197,023 common shares and 325,752 Series E shares.

(e)
TGLT – Recapitalization Agreement

On August 8, 2019, we entered into certain arrangements with TGLT S.A. (“TGLT”) providing for collaboration in TGLT’s financial restructuring and recapitalization. We participated in the recapitalization agreement whereby TGLT committed: (i) to make a public offer to subscribe Class A preferred shares at a subscription price of USD 1.00 per TGLT share; (ii) to make a public offering of new Class B preferred shares which may be subscribed by (a) the exchange for ordinary shares of TGLT, at an exchange ratio of one Class B preferred share for every 6.94 ordinary shares of the Company and / or (b) the exchange for convertible notes, at an exchange ratio of a Class B preferred share for each USD 1.00 of convertible notes (including accumulated and unpaid interests under the existing convertible notes); and (iii) to grant an option to subscribe new Class C preferred shares in a public offer for cash to be carried out if: (a) the public offer of Class A and Class B preferred shares are consummated and (b) a minimum number of option holders have exercised that option at a subscription price per Class C preferred share of USD 1.00 (or its equivalent in pesos).

Likewise, IRSA CP signed as a holder of convertible notes of TGLT an agreement for deferment of payment of interest payable as of February 15, 2019 and August 15, 2019 until November 8, 2019 and an option agreement which may be subscribed Class C preferred shares.

Finally, supporting the recapitalization plan, IRSA CP signed with TGLT a subscription commitment for Class A preferred shares under Class A Public Offer to make a contribution in kind of shares of the company La Maltería SA, 100% of its ownership, for an amount up to USD 24 million and promised to exchange its convertible negotiable obligations into preferred Class B shares.

In turn, on November 22, 2019, TGLT held a bondholders of convertible negotiable obligations meeting in order to consider the modification of different clauses of the indenture in force at that date, and in line with what was agreed in the recapitalization agreement , IRSA CP voted in favor of the modifications.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Under the agreements described above, the successful consummation of the offer by TGLT, and having reached the thresholds of consent of the holders of convertible notes of TGLT, on December 11, 2019, the Company concluded the envisaged process in the recapitalization agreement and related documents through the subscription of preferred Class A shares, integrating them in kind through the contribution of the shares of the company La Maltería SA, 100% of their ownership and, likewise, proceeded to the exchange of the convertible note - including deferred interest and accrued interest from August 15, 2019 to December 11, 2019 - in preferred Class B shares.

During the fiscal year 2020, preferred shares were converted into ordinary shares, which is why IRSA CP begin to have significant influence, considering TGLT S.A. as an associate company.

(f)
Sale of Tarshop

On February 14, 2019, IRSA CP sold its entire stake in Tarshop to BHSA. Following this acquisition, BHSA became the holder of 100% of the capital stock of said company.

The loss recognized for this transaction was approximately Ps. 191, ..

(g)
Purchase of equity interest in HASAU (owner of Libertador Hotel)

On February 28, 2019, the Group reported the acquisition, from an unrelated third party, of the twenty percent (20%) of HASAU for an amount of US$ 1.2. As a result of this acquisition, IRSA holds 100% of HASAU's share capital. This transaction was accounted for as an equity transaction generating a decrease in the net equity attributable to the controlling shareholders by Ps. 3 restated at the date of these financial statements.

Operations Center in Israel

(h)
Partial sale of Clal

Sales and Swap transactions

On May 1, 2017, August 30, 2017, January 1, 2018, May 3, 2018, August 30, 2018, and January 2, 2019, continuing with the instructions given by the Israel Capital Market, Insurance and Savings Commission, IDBD sold 5% of its stake in Clal on each occasion and 4.5% on the last one respectively, with a subsequent swap transaction with a 2- year expiration term for each transaction. The consideration for the transactions amounted to approximately NIS 944.5, which is partially restricted according to these agreements until the swap expires. These transactions did not meet the de-recognition criteria so the Group maintains the asset as “Financial assets available for sale” and accounted for the loans as a financial liability.

On December 16, 2019, Clal made a public capital increase for 12,066,000 shares at a price of NIS 53.87 per share. IDBD did not take part in such transaction.

Additionally, on that date, IDBD sold 200,000 Clal shares at a price of NIS 53.95 per share, representing 0.3% of the new capital stock.

On December 18, 2019, IDBD sold 617,017 Clal shares at an average price of NIS 53.77 per share, representing 0.9% of the issued capital stock.

Furthermore, a swap transaction carried out by IDBD involving 2,771,309 shares expired in December 2019. The closing price was NIS 52.25 per share.

A swap transaction involving 751,000 shares expired within the January-March 2020 period. The closing price was NIS 45.09 per share.

Other sales agreements

On May 2, 2019, continuing with the instructions given by the Israel Capital Market, Insurance and Savings Commission, IDBD entered into sales agreements with two unrelated parties (the “Buyers”), according to which each of the Buyers will acquire Clal shares representing 4.99% of its share capital at a cash price of NIS 47.7 per share (approximately Ps. 648 per share). In addition, they were granted an option to acquire additional Clal shares for approximately 3% of the issued capital, for a period of 120 days (subject to obtaining a holding permit) at a price of NIS 50 per share.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additionally on the same day, IDBD also entered into an agreement with a third unrelated buyer (the "Additional Buyer"), according to which the Additional Buyer will receive an option from IDBD, valid for a period of 50 days, to acquire approximately 4.99% of Clal shares (and not less than 3%), at a price of NIS 47.7 per share (approximately Ps. 648 per share). Subject to the exercise of the option by the Additional Buyer, the price will be paid 10% in cash and the rest through a loan that will be provided to the Additional Buyer by IDBD and / or by a related entity and / or by a banking corporation and / or financial institution, under the agreed conditions.

The aforementioned agreements include, among others, a commitment by the Buyers and the Additional Buyer to not sell the shares acquired during an agreed period of 24 months. It is clarified that each of the Buyers and the Additional Buyer have declared and committed to IDBD that there are no agreements or understandings between them regarding the joint ownership of Clal shares that are subject to the aforementioned agreements.

The total amount of Clal shares that can be acquired by the three buyers mentioned above, to the extent that the three agreements are completed and the options are exercised, represents approximately 18% of Clal's share capital.

As of the date of these financial statements, all previously agreed sales transactions have been consummated.

On June 28 and July 6, 2020, IDBD sold 4,791,618 Clal shares held by it through swap transactions, at an average price of approximately NIS 30 per share, representing 7.1% of the capital stock.

Additionally, on September 3, 2020, IDBD sold 2,376,527 Clal shares at an average price of NIS 32,475 per share, for a total amount of NIS 77.2 million, representing 3.5% of Clal´s capital stock.

As a result of the aforementioned transactions, as of this date, IDBD´s holding in Clal represents 4.99% of its capital stock. It no longer has swap transactions and, accordingly, it is no longer considered as Clal interested party within the context of Israel´s Securities Regulations.

On February 4, 2020, Dolphin furnished to the financial entities through which IDB carried out the swap transactions of Clal shares in August and November 2018, guarantees of approximately NIS 11 million, which shall be part of the committed deposits that IDB undertook as part of the terms of such transactions. Furthermore, on February 18, it deposited further guarantees in the amount of NIS 9 million. Following the last sale described above, the guarantees were returned.

(i)
Distribution of dividends in kind by PBC. Purchase of Mehadrin shares and acquisition of control

On December 10, 2019, PBC distributed its entire holding in Mehadrin as a dividend in kind and, as a result, DIC holds, directly, a 31.4% interest in Mehadrin. As a consequence of such transaction, Mehadrin became an associate.

In January and February 2020, DIC purchased approximately 8.8% of Mehadrin’s capital stock, for a total cost of NIS 39 (approximately Ps. 767); therefore, the interest in Mehadrin has increased from 31.4% to approximately 40.2%. Such acquisitions resulted in DIC obtaining control over Mehadrin, by the end of February, as it has the majority votes while the remaining equity interests are distributed among several shareholders.

Additionally, from April to June 2020, DIC purchased an additional 3.5% interest in Mehadrin for NIS 14 (approximately Ps. 298), increasing its interest to 43.7%.

Following the taking of control, as mentioned above, since March 9, 2020, the Group has consolidated the operations of this company.

Below is a detail of incorporated net assets and income from such transaction. The process for the assessment of the fair value of incorporated net assets has been significantly completed as of June 30, 2020 and it is expected to conclude in the first months of the fiscal year ending June 30, 2021. However, the Management does not foresee any material adjustments to the incorporated net assets detailed below:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

03.31.2020
Fair value of identifiable assets and liabilities incurred
Investment properties	244
Property, plant and equipment	6,108
Intangible assets	57
Investments in associates and joint ventures	1,879
Restricted assets	164
Income tax receivables	146
Trade and other receivables	10,211
Rights of use	4,019
Derivative financial instruments	37
Inventories	2,503
Borrowings	(7,363)
Deferred income tax liabilities	(945)
Trade and other payables	(4,711)
Lease liabilities	(2,119)
Provisions	(56)
Employee benefits	(128)
Salaries and social security liabilities	(201)
Income Tax	(18)
Cash and cash equivalents	2,612
TOTAL IDENTIFIABLE NET ASSETS	12,439
Non-controlling interest	(7,443)
Negative goodwill (*)	(376)
Write-off of Investments in associates	3,908
Cash and cash equivalents	712
TOTAL CONSIDERATION	4,620

(*) Included in “Other operating income, net”

(j)
Partial sale of equity interests in Gav-Yam

On July 1, 2019, PBC sold approximately 11.7% of Gav-Yam´s capital stock by private agreements. Following this transaction, PBC´s interest in Gav-Yam decreased from 51.7% to 40%. The consideration received for such sale was NIS 46 (approximately $ 7,481, ).

Furthermore, on September 1, 2019, PBC sold an additional 5.14%, approximately, of Gav-Yam shares and, as a result, PBC´s interest in Gav-Yam decreased from 40% to 34.9%. As a consequence of such sales, PBC forfeited its right to nominate the majority members of the Board of Directors and to appoint or remove key management members. Accordingly, PBC has lost its control over Gav-Yam and has de-consolidated such investment since such date.

Below are the details of the sale:

09.30.2019
Cash received	14,261
Remediation of the fair value of the remaining interest	32,165
Total	46,426
Net assets disposed including goodwill	(28,128)
Gain from the sale of a subsidiary, net of taxes (*)	18,298

(*) Said results are disclosed within discontinued operations, under the caption "other operating results, net"

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table details the net assets disposed:

09.30.2019
Investment properties	155,846
Property, plant and equipment	1,061
Intangible assets	3,281
Right-of-use assets	42
Investments in associates and joint ventures	4,396
Restricted assets	378
Trade and other receivables	1,157
Investments in financial assets	13,544
Trading properties	155
Income tax credit	190
Cash and cash equivalents	10,623
TOTAL ASSETS	190,673
Borrowings	95,443
Lease liabilities	42
Deferred income tax liabilities	21,151
Trade and other payables	2,398
Employee benefits	21
Salaries and social security liabilities	63
Income tax and MPIT liabilities	125
TOTAL LIABILITIES	119,243
Non-controlling interest	43,302
Net assets written off including goodwill	28,128

On January 12, 2020, PBC received a communication from the Ministry of Justice of Israel questioning the loss of control of Gav-Yam in September 2019 and, accordingly, raising its objections to observance by PBC of the concentration law in Israel.

In May 2020, PBC agreed to sell approximately 4.96% of Gav-Yam´s capital stock to an unrelated third party. Therefore, its interest in Gav-Yam decreased from 34.9% to 29.9% after the consummation of the sales transaction and it was thus able to overcome the questioning from the Ministry of Justice of Israel.

(k)
Changes in equity interest in Shufersal and loss of control

On December 24, 2017, DIC sold Shufersal shares, decreasing its stake from 53.30% to 50.12%. The consideration with respect to the sale of the shares amounted to NIS 169.5 (equivalent to Ps. 2,312). Both transactions were accounted for as an equity transaction generating an increase in equity attributable to the controlling company for
Ps. 783 and Ps. 1,051, respectively.

On June 16, 2018, DIC announced the sale of a percentage of its stake in Shufersal to institutional investors which was completed on June 21, 2018. The percentage sold amounted to 16.56% and the net amount of the consideration was approximately NIS 848 (equivalent to Ps. 14,905), consequently DIC lost control of Shufersal, so the Group deconsolidated the subsidiary at that date.

Below are the details of the sale:

06.30.2018
Cash received	14,275
Remediation of the fair value of the remaining interest	29,271
Total	43,546
Net assets disposed including goodwill	(18,902)
Gain from the sale of a subsidiary, net of taxes (*)	24,644

(*) Includes Ps. 6,304 as a result of the sale and Ps. 20,227 as a result of the re-measurement at the fair value of the new stake, both included in discontinued operations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table details the net assets disposed:

06.30.2018
Investment properties	10,332
Property, plant and equipment	64,484
Intangible assets	16,203
Investments in associates and joint ventures	892
Restricted assets	203
Trade and other receivables	32,516
Investments in financial assets	280
Derivative financial instruments	51
Inventories	13,955
Cash and cash equivalents	12,404
TOTAL ASSETS	151,320
Borrowings	47,383
Deferred income tax liabilities	6,244
Trade and other payables	53,306
Provisions	1,025
Employee benefits	2,812
Salaries and social security liabilities	5,322
Income tax and MPIT liabilities	17
TOTAL LIABILITIES	116,109
Non-controlling interest	16,309
Net assets disposed including goodwill	18,902

Additionally, on November 27, 2018, DIC sold 7.5% of the total shares of Shufersal to institutional investors for a consideration of NIS 416 million (approximately Ps. 7,822). After this transaction, the group holding went down to 26.02% approximately. The profit for this sale was NIS 27 (approximately Ps. 463). See Note 34 regarding the sale of the entire equity interest.

(l)
Interest increase in Cellcom

On June 27, 2018, Cellcom increased its capital stock in consideration for a gross amount of NIS 280 (approximately Ps. 5,294). DIC participated in such increase and disbursed NIS 145.9 (approximately Ps. 2,757) for 6,314,200 shares.

Furthermore, in December 2018, DIC exercised 1.5 million options (Series 1) held by it in Cellcom, for an amount of NIS 31 million (approximately Ps. 567). In December 2019 and February 2020, DIC purchased Cellcom shares for NIS 19 million (approximately Ps. 384). As a consequence of the exercise of the options and the acquisition, DIC interest in Cellcom increased by 0.9%. These transactions were accounted for as equity transactions generating a decrease in the net equity attributable to the controlling company by Ps. 243, .

Additionally, on December 5, 2019, Cellcom increased its capital stock with the participation of DIC that purchased almost 50% of the shares issued. The consideration paid amounted to NIS 307 (approximately Ps. 6,471 as of such date). Cellcom issued an aggregate number of 30,600,000 common shares, 7,038,000 Series 3 Options and 6,426,000 Series 4 Options at a price of NIS 1.021 per unit (each unit will represent 100 common shares, 23 Series 3 Options and 21 Series 4 Options).

Following the participation of DIC in such issue, the interest percentage was 46.2% of the issued capital stock and approximately 48.5% of the Company´s voting rights (directly and by means of agreements executed with other shareholders of the Company).

(m)
Sale of IDBT subsidiary

On August 14, 2018, IDBT´s Board of Directors approved an agreement to sell 50% of a subsidiary of IDBT, entrusted with tourism operations for Israir, for a total price of NIS 26 (approximately Ps. 545), which transaction was consummated on December 31, 2018. Such transaction does not affect the intention to sell IDBT in its entirety. The Group evaluated maintaining the criteria to classify the investment as a discontinued operation pursuant to IFRS 5.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(n)
Agreement to sell plot of land in USA

In July 2019, a subsidiary of IDBG signed an agreement to sell a plot of land next to the Tivoli project in Las Vegas for a consideration of US$ 18 million. At this stage, no assurances may be given that the sales transaction will be completed.

(o)
Sale of Real Estate

In October 2018, a subsidiary of Ispro signed an agreement for the sale of all of its rights in real estate area of approximately 29 dunams (equivalent to 1 hectare), in which there are 12,700 square meters in the northern industrial zone in Yavneh for NIS 86 million, (equivalent to Ps. 6,932). Such agreement has already been executed.

(p)
 Interest increase in PBC

In December 2018 and February 2019, DIC acquired an additional 4.40% of PBC in the market for NIS 81 million (equivalent to Ps.1,545). The present transactions were accounted for as equity transactions, generating an increase in net equity attributable to the controlling company for Ps. 109, . See Note 35

(q)
Repurchase of own shares by DIC

In December 2018, DIC's Board of Directors approved a plan to buy back DIC shares, for a period of one year, until December 2020 amounting up to NIS 120 million (approximately Ps. 2,689). Acquisition of securities shall be carried out in accordance with market opportunities, dates, prices and quantities, as determined by the management of DIC, in such a way that in any event, the public holdings shall be, at any time, at least 10.1% of the total issued share capital of DIC.

Since December 2018 as of the fiscal year-end date, DIC acquired 12.2 million shares for a total amount of NIS 119 million (approximately Ps. 2,196). Additionally, in December 2018, minority shareholders of DIC exercised DIC Series 6 options for an amount of NIS 9 million (approximately Ps.187).

As a result of the operations described above, the participation of Dolphin IL in DIC increased approximately by 5.4%. The present transactions were accounted for as equity transactions generating a decrease in the equity attributable to the controlling company for Ps. 143, .

(r)
Interest increase in Elron

In November and December 2018, DIC acquired an additional 9.2% of Elron in the market for NIS 31 million (equivalent to Ps. 600). Additionally, in June 2020, Elron issued shares to the market and third parties unrelated to the Group acquired an interest in the Company in consideration for NIS 26. These transactions were accounted for as an equity transaction generating a decrease in the equity attributable to the controlling company for Ps. 69.

(s)
Interest increase in DIC

On July 5, 2018, Tyrus acquired 2,062,000 of DIC’s shares in the market for a total amount of NIS 20 million (equivalent to Ps. 528), which represent 1.35% of the Company’s outstanding shares at such date. As a result of this transaction, the Group’s equity interest has increased from 76.57% to 77.92%. This transaction was accounted for as an equity transaction generating an increase in the net equity attributable to the controlling company by Ps. 50, .

Considering was what mentioned in note 4.G. above, the stake of the Group in DIC is approximately 83.77% considering the repurchase of treasury shares.

(t)
Early payment of Ispro bonds

In August 2019, the Audit Committee and the Board of Directors of Ispro approved the full advance payment of (Tranche B) corporate bonds, traded on the TASE. The aggregate amount was NIS 131 (approximately Ps. 2,654 ). The prepayment of these corporate bonds caused Ispro to become a reporting company for TASE and not a listed company.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(u)
Agreement for the sale of Ispro

On January 26, 2020, PBC executed an agreement for the sale of all Ispro shares and the rights over the loans granted by the shareholders to ISPRO in consideration for NIS 885. The consummation of the transaction is subject to approval by the Commissioner of Competition pursuant to the Law on Economic Competition, which must be given within a term of 150 days following the execution of the agreement. For this reason, the Group has reclassified the assets and liabilities as available for sale.

At the time of the execution of the agreement, the buyer made a deposit of NIS 15 into an account and undertook to deposit an additional amount of NIS 40, following completion of the due diligence process.

On March 23, 2020, the buyer contacted PBC and requested a postponement of the dates specified in the sales agreement. PBC informed the buyer that its request would be considered without detrimentally affecting PBC´s rights and obligations pursuant to the agreement. On March 26, 2020, that is, the date of completion of the due diligence process, the buyer defaulted on its obligation to deposit the second payment installment in an amount of NIS 40, into a trust account.

PBC demanded the buyer to cure its default and immediately deposit the second payment installment and proceed with the closing of the transaction in accordance with its terms, without this entailing a limitation on its rights and obligations and any consideration available for the buyer pursuant to the agreement and under the law, until April 20, 2020. Since non-compliance was not occurred until April 20, 2020, the agreement was terminated.

In April 2020, PBC executed an agreement with another buyer for NIS 800 involving all ISPRO shares and the rights over the loans granted by PBC to ISPRO. As a consequence of the agreement for the sale of ISPRO´s shares, the Group has reclassified net assets totaling Ps. 16,657 as “Group of Assets available for Sale”. Income to be recognized at the time of the consummation of the transaction shall be NIS 47 (equivalent of Ps. 906).

(v)
Cellcom- Golan Telecom Agreement

In February 2020, Cellcom, the shareholders of Golan Telecom and Golan Telecom executed a binding memorandum of understanding for the acquisition of Golan Telecom entire capital stock, for a total amount of NIS 590, payable in 2 installments (NIS 413 at the closing date of the transaction and NIS 177 within a term of 3 years following such closing date). Cellcom shall issue and deposit the Company´s shares for 8.2 million, with a trustee into a trust account (“Shares held in Trust”), as collateral.

The transaction provides for standard conditions and representations and is subject to a due diligence process to be performed by Cellcom and the relevant regulatory authorizations and approvals from material third parties. The parties shall carry out negotiations regarding a detailed agreement; however, they are bound to the memorandum of understanding, regardless of whether the agreement may be executed or not. In the event the conditions for the closing of the transaction were not satisfied before December 31, 2020, the memorandum of understanding or the detailed agreement, as applicable, shall be terminated.

See Note 40 for further information about the execution of the agreement and the grant of the respective approvals.

5.
Financial risk management and fair value estimates

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, indexing risk due to specific clauses and other price risks), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

The general risk management policies of the Group seek both to minimize adverse potential effects on the financial performance of the Group and to manage and control the financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies, as explained below.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Given the diversity of characteristics in the activities conducted under its business and operations center, the Group has decentralized the risk management policies based on two significant line of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two: (a) Argentina and (b) Israel, in order to identify and properly analyze the various types of risks to which each of the subsidiaries is exposed.

The Group’s main financial instruments in the agricultural business and urban properties and investments business of the Operation Center in Argentina comprise cash and cash equivalents, receivables, payables, interest bearing assets and liabilities, other financial liabilities, other investments and derivative financial instruments. The Group manages its exposure to key financial risks in accordance with the Group’s risk management policies.

The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee, comprising members of senior management and a member of the Audit Committee, which reviews and oversees management’s compliance with these policies, procedures and limits and has overall accountability for the identification and management of risk across the Group.

Given the diversity of the activities conducted by the Operations Center in Israel of the urban properties and investments business (IDBD, DIC and its subsidiaries), and the resulting risks, IDBD and DIC manage the exposure to their own key financial risks and those of its wholly-owned subsidiaries (except for IDB Tourism) in conformity with a centralized risk management policy, with the non-wholly owned IDBD and DIC subsidiaries being responsible for establishing the risk policy, taking action to cover market risks and managing their activities in a decentralized way. Both IDBD and DIC as holding and each subsidiary are responsible for managing their own financial risks in accordance with agreed global guidelines. The Chief Financial Officers of each entity are responsible for managing the risk management policies and systems, the definition of hedging strategies, insofar as applicable and based on any restriction that may be apply as a result of financial debt, the supervision of its implementation and the answer to such restrictions. The management framework includes policies, procedures, limits and allowed types of derivative financial instruments.

This section provides a description of the principal risks that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

The analysis of sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice, this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rate and changes in foreign currency rates.

This sensitivity analysis provides only a limited, point-in-time view. The actual impact on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

(a)
Market risk management

Market risk is the risk that the market prices, the fair value or the future cash flows of financial instrument instruments with which the Group operates will fluctuate due to changes in market prices. The Group’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities, commodity price risks and equity securities of certain companies, to the extent that these are exposed to market value movements. The Group sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

Foreign Exchange risk and associated derivative financial instruments

The Group publishes its Consolidated Financial Statements in Argentine pesos but conducts operations and holds positions in other currencies. As a result, the Group is exposed to foreign currency exchange risk through exchange rate movements, which affect the value of the Group’s foreign currency positions. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The Group's activities are carried out as follows:

1)
Agricultural business: The commercial and/or agro-industrial activities of the Group's subsidiaries are primarily developed in Argentina and have as functional currency the Argentine Peso. The agricultural activities of the Group’s subsidiaries are primarily developed in Argentina, Brazil and Bolivia, where the functional currencies are the respective local currencies.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2)
Urban properties and investments business:

-
Operation Center in Argentina: The real estate, commercial and/or financial activities of the Group’s subsidiaries from the operations center in Argentina have the Argentine Peso as functional currency. An important part of the business activities of these subsidiaries is conducted in that currency, thus not exposing the Group to foreign exchange risk. Other Group's subsidiaries have other functional currencies, principally US Dollar. In the ordinary course of business, the Group, through its subsidiaries, transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US Dollars and New Israeli Shekel.
-
Operation Center in Israel: Real estate, business and/or financial activities of IDBD subsidiaries in the operations center in Israel are developed mainly in Israeli currency, although some operations, mostly borrowing, are expressed in United States’ dollars, thereby exposing IDBD to a foreign currency risk.

An important part of the business activities of these subsidiaries is conducted in above-mentioned local currencies, thus not exposing the Group to foreign exchange risk. Net financial position exposure to the functional currencies is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowings in foreign currencies, or other methods, considered adequate by the Management, according to circumstances.

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. The following tables shows the net carrying amounts of the Company’s financial instruments nominated in US$, broken down by the functional currencies in which the Company operates for the years ended June 30, 2019 and 2018. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

1)
Agricultural business

	Net monetary position (Liability) / Asset
	06.30.20	06.30.19
Functional currency	US$	US$
Argentine Peso	(33,726)	(27,579)
Brazilian Reais	194	357
Bolivian Peso	(111)	(118)
Total	(33,643)	(27,340)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would result in a lower gain before income tax for the years ended June 30, 2020 and 2019 for an amount of Ps. 3,364 and Ps. 2,733, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the Statements of Income.

On the other hand, the Group also uses derivative instruments, such as future foreign exchange contracts to manage its exposure to foreign exchange risk. As of June 30, 2020, the Group has future exchange contracts pending for an amount of Ps. 17 (asset) and Ps. 192 (liability). As of June 30, 2019, , the Group has future exchange contracts pending for an amount of Ps. 47 (asset) and Ps. 39 (liability).

2)
Urban properties and investments business

Operation Center in Argentina

	Net monetary position (Liability) / Asset
	06.30.20		06.30.19
Functional currency	US$	NIS	US$	NIS
Argentine Peso	(41,336)	-	(22,752)	-
Uruguayan Peso	164	-	(295)	-
Total	(41,172)	-	(23,047)	-

The Group estimates that, other factors being constant, a 10% appreciation of the US Dollar against the respective functional currencies at year-end for the Operations Center in Argentina would result in a net additional loss before income tax for the years ended June 30, 2020 and 2019 for an amount of Ps. 1,612 and Ps. 2,304, respectively. A 10% depreciation of the US Dollar against the functional currencies would have an equal and opposite effect on the statements of income.

On the other hand, the Group also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2020 and 2019 the Group has future exchange contracts pending for an amount of US$ 95 and US$ 22, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Operation Center in Israel

As of June 30, 2020 and 2019, the net position of financial instruments in US Dollars, which exposes the Group to the foreign currency risk amounts to Ps. (1,425) and Ps. (12,806), respectively. The Group estimates that, other factors being constant, a 10% appreciation of the US Dollar against the Israeli currency would increase loss before income tax for the year ended June 30, 2020 for an amount of Ps. 536 (Ps. 934 loss in 2019).

Interest rate risk

The Group is exposed to interest rate risk on its investments in debt instruments, short-term and long-term borrowings and derivative financial instruments.

The primary objective of the Group’s investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, the Group diversifies its portfolio in accordance with the limits set by the Group. The Group maintains a portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds.

The Group’s interest rate risk principally arises from long-term borrowings (Note 21). Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate fluctuations that could adversely affect its ability to meet its financial obligations and to comply with its borrowing covenants.

The Group occasionally manages its cash flow interest rate risk exposure by different hedging instruments, including but not limited to interest rate swap, depending on each particular case. For example, interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates or vice versa.

The interest rate risk policy is approved by the Board of Directors. Management analyses the Group’s interest rate exposure on a dynamic basis. Various scenarios are simulated, taking into consideration refinancing, renewal of existing positions and alternative financing sources. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate shift. The scenarios are run only for liabilities that represent the major interest-bearing positions. Trade payables are normally interest-free and have settlement dates within one year. The simulation is done on a regular basis to verify that the maximum potential loss is within the limits set by management.

Note 22 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2020 and 2019.

1)
Agricultural business

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2020 and 2019 in the amount of Ps. 47.4 and Ps. 35.3, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

2)
Urban properties and investments business

Operation Center in Argentina

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2020 and 2019 in the amount of Ps. 33.3 and Ps. 33.6, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

As of June 30, 2020 and 2019, 95.2% and 94.1% of the Group’s long-term financial loans in this operation center have a fixed interest rate so that IRSA is not significantly exposed to the fluctuation risk of the interest rate.

Operation Center in Israel

IDBD and DIC manage the exposure to the interest rate risk in a decentralized way and it is monitored regularly by different management offices in order to confirm that there are no adverse effects over their ability to meet their financial obligations and to comply with their borrowings covenants.

As of June 30, 2020 and 2019, the 99.4% and 97.1%, respectively, of the Group’s long-term financial borrowings in this operations center are at fixed interest rate, therefore, the Group is not significantly exposed to the interest rate fluctuation risk.

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the year ended June 30, 2020, in approximately Ps. 60 (approximately Ps. 150 in 2019). A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

Commodity price risk and associated derivative financial instruments

The Group’s agricultural activities expose it to specific financial risks related to commodity prices. Prices for commodities have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agricultural industry.

Generally, the Group uses derivative instruments to hedge risks arising out of its agricultural business operations. The Group uses a variety of commodity-based derivative instruments to manage exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop forwards, future contracts and put and call option contracts. Contract positions are designed to ensure that the Group will receive a defined minimum price for certain quantities of its production. The Group combines option contracts with future contracts only as a means of reducing the exposure towards the decrease in commodity prices, as being a producer means that the price is uncertain until the time the products are harvested and sold. The Group manages maximum and minimum prices for each commodity and the idea is to choose the best spot price at which to sell.

The Group generally covers up to 49.9% of its crop production in order to finance its operating costs. The hedge consists of taking positions on purchased puts or sold futures and calls that assure a fixed exit price. In the past, the Group has never kept a short position greater than its crop inventories and does not intend to. On the other hand, it is not the Group’s current intention to be exposed in a long derivative position in excess of its actual production.

The following tables show the outstanding positions for each type of derivative contract for the years ended June 30, 2020 and 2019:

	06.30.20
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain / (Loss) for valuation at fair value at year-end
Forward:
Sales
Corn	164,207	75	-	(25)	8
Soybeans	93,036	65	-	(25)	244
Wheat	19,916	11	-	3	-
Livestock	58,618	-	-	-	(20)
Cotton	961	-	-	14	-
Ethanol	646	-	-	-	(9)
Purchase
Corn	50,038	(23)	-	9	-
Soybeans	17,941	24	-	5	-
Wheat	19,055	(3)	-	1	-
Options:
Sale put
Corn	43,347	-	-	(25)	(26)
Soybeans	38,295	-	-	(5)	51
Cotton	673	-	-	(5)	-
Livestock	-	-	-	-	(1)
Purchase put
Corn	-	-	-	(8)	-
Soybeans	1,077	-	-	(5)	-
Sale call
Corn	96,566	56	(5)	33	-
Soybeans	4,844	2	(18)	30	-
Wheat	8,612	4	-	3	-
Purchase call
Wheat	-	-	5	(5)	-
Soybeans	-	-	10	(4)	-
Total	617,832	211	(8)	(9)	247

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.19
Type of derivative contract	Tons	Margin	Premium paid or (collected)	Derivatives at fair value	Gain / (Loss) for valuation at fair value at year-end
Forward:
Sales
Corn	123,905	35	-	(43)	(51)
Soybeans	184,592	129	-	(55)	(31)
Wheat	26,200	9	-	-	-
Livestock	6,930	-	-	-	-
Cotton	423	-	-	5	-
Ethanol	1,500	-	-	-	5
Purchase
Corn	86,262	(2)	-	5	5
Soybeans	61,284	(21)	-	6	6
Wheat	4,100	(1)	-	(2)	(2)
Options:
Sale put
Corn	25,949	-	-	(23)	(9)
Soybeans	54,407	-	-	(71)	114
Wheat	-	-	1	-	(2)
Cotton	1,473	-	-	(2)	-
Livestock	16,500	-	-	(2)	-
Purchase put
Corn	-	-	(1)	-	2
Wheat	-	-	(1)	-	2
Sale call
Corn	108,900	54	6	15	5
Soybeans	131,765	52	(1)	26	28
Wheat	14,400	2	(1)	5	6
Purchase call
Corn	-	-	(1)	(9)	3
Soybeans	-	-	(8)	-	-
Total	848,590	257	(6)	(145)	81

Gains and losses on commodity-based derivative instruments were Ps. 247 (gain) and Ps. 81 (gain) for the years ended June 30, 2020 and 2019, respectively. These gains and losses are included in “Other operating results, net” in the Statements of Income.

Crops future contracts fair values are computed with reference to quoted market prices on future exchanges.

Risk of fluctuations of the Consumer Price Index ("CPI") of Israel

The Operations Center in Israel has financial liabilities indexed by the Israeli CPI.

Net financial position exposure to the Israeli CPI fluctuations is managed in a decentralized way on a case-by-case basis, by entering into different derivative financial instruments, as the case may be, or by other methods, considered adequate by the Management, based on the circumstances.

As of June 30, 2020, 36.9% of the loans are affected by the evolution of the CPI. A 1% increase in the CPI would generate a loss of Ps. 1,112 (Ps.1,617 for 2019) and a decrease of 1% generates a profit of Ps. 1,135 (Ps.1,635 for 2019).

Other price risks

The Group is exposed to equity securities price risk or derivative financial instruments because of investments held in entities that are publicly traded, which were classified on the Consolidated Statements of Financial Position at “fair value through profit or loss”. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

As of June 30, 2020 and 2019 the total value of Group’s investments in shares and derivative financial instruments of public companies amounts to Ps. 20,869 and Ps. 8,595, respectively.

In the Operations Center in Israel the investment in Clal is classified on the Statements of Financial Position at “fair value through profit or loss” and represents the most significant IDBD’s exposure to price risk. Neither IDBD or DIC has used hedging against these risks (Note 15). IDBD and DIC regularly review the prices evolution of these equity securities in order to identify significant movements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2020, of Ps. 2,086 (Ps. 859 in 2019) for the Operations Center in Argentina and a loss before income tax for the year ended June 30, 2020, of Ps. 464 (Ps. 2,746 in 2019) for the Operations Center in Israel. An increase of 10% on these prices would have an equal and opposite effect in the Statement of Income.

(b)
Credit risk management

The credit risk arises from the potential non-performance of contractual obligations by the parties, with a resulting financial loss for the Group. Credit limits have been established to ensure that the Group deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to the Group.

The Group is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables. The credit risk is managed on a country-by-country basis. Each local entity is responsible for managing and analyzing the credit risk.

The Group’s policy in each operations center is to manage credit exposure from deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high credit quality. The Group places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the Statements of Financial Position.

1)
Agricultural business

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk and interest rate risk and commodities prices. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counter party. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations that the Group has with that counterparty. The credit risk associated with derivative financial instruments is representing by the carrying value of the assets positions of these instruments.

The Group’s policy is to manage credit risks associated with trade and other receivables within defined trading limits. All Group’s significant counterparties have internal trading limits. The Group’s customers are distinguished between those customers arising out of the investment and development properties activities of the Group from those arising out of its agricultural and agro-industrial operations. These two groups of customers are monitored separately due to their distinct characteristics.

Trade receivables from agriculture and agro-industrial activities are primarily derived from the sale of commodities, raw milk, cattle, and sugarcane; receivables from feedlot operations and raw meat products; receivables from the lease of farmland properties; receivables from the sale of farmland properties; and, other receivables from ancillary activities. Trade receivables from agriculture and agro-industrial activities represent 9% and 4% of the Group’s total trade receivables as of June 30, 2020 and 2019, respectively. In contrast with the investment and development properties activities of the Group, the Group’s agribusiness is conducted through several international subsidiaries. The Group has subsidiaries in Argentina, Brazil, Bolivia and Paraguay. However, Argentina and Brazil together concentrate more than 96% and 94% of the Group’s grain production for the years ended June 30, 2020 and 2019, respectively. For the years ended June 30, 2020 and 2019, the grain production in Bolivia has not been significant representing only 3% and 6% of the total Group’s crop sales, respectively. Each country has its own established market for the respective grain production. Generally, the entire country’s grain production is sold in the domestic market to well-known multinational exporters such as Molinos, Cargill or Bunge, and/or local exporters. Prices for grains are also generally based on the market prices quoted in the domestic markets, which normally take as reference the prices in international grain exchanges such as the Chicago Board of Trade.

For the years ended June 30, 2020 and 2019, 47% and 44% of sales of crops in Argentina and Brazil were sold to well-known exporters. The Group performs credit evaluations of its customers and generally does not require collateral. Although sales are highly concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of these customers.

The Group concentrates its cattle production in Argentina where it is entirely sold in the domestic market. The main buyers are slaughterhouses and supermarkets and are well dispersed. Prices in the cattle market in Argentina are basically fixed by local supply and demand. The principal market is the Liniers Market in Buenos Aires, which provides a standard in price formation for the rest of the domestic markets. Live animals are sold by auction on a daily basis in the market, whereas prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Some supermarkets and meat packers establish their prices by kilogram of processed meat. In these cases, processing yields influences the final price.

              The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. Brazil concentrates the 100% and 97% of the Group's total sugarcane production as of June 30, 2020 and 2019, respectively. Currently, the group has two supply agreements of sugarcane. One of them is with Brenco Companhia Brasileira de Energía Renovable (ETH) and the other one Aparecería IV with Agroserra - Agro Pecuária e Industria, in the municipality of São Raimundo das Mangabeiras. Sales to ETH amounted to Ps. 1,421 and Ps. 1,263 and from Agroserra amounted to Ps. 1,891 and Ps. 1,499 during fiscal years ended June 30, 2020 and 2019, respectively. Thus, total sales amounted to Ps. 3,313 and Ps. 2,761 in fiscal year ended June 30, 2020 and 2019, representing 12% and 14% of consolidated agricultural business revenues of the Group of each fiscal year. Although sales are agreed, the Group do not believe that there is a significant collection risk as of the date of year fiscal year, considering the rating of ETH and Agroserra.

The Company does not expect any significant losses resulting from the non-performance of the counterparties in any of the business lines.

The maximum exposure to Group’s credit risk is represented by the carrying amount of each financial asset in the Statement of Financial Position after deducting any impairment allowance. The Group’s overall exposure of credit risk arising from trade receivables is set out in Note 16.

2)
Urban properties and investments business

Operation Center in Argentina

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 94.2% and 99.1% of the Group’s total trade receivables of the operations center as of June 30, 2020 and 2019, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors.
Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties (see details on Note 16).

On the other hand, property receivables related to the sale of trading properties represent 5.8% and 0.9% of the Group’s total trade receivables as of June 30, 2020 and 2019, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

Operation Center in Israel

IDBD’s and DIC’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk and interest rate risk. IDBD and DIC generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counterparty. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations that IDBD has with that counterparty. The credit risk associated with derivative financial instruments is representing by the carrying value of the assets positions of these instruments.

IDBD and DIC’s policy is to manage credit exposure to trade and other receivables within defined trading limits. All IDBD’s significant counterparties have internal trading limits.

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping malls, offices and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). IDBD and DIC have a large customer base and is not dependent on any single customer. The credits for sales from the activities of telecommunications and supermarkets do not present large concentrations of credit risk, not depending on a few customers and with most of their transactions in cash or with credit cards (Note 16).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(c)
Liquidity risk management

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and Statements of Financial Position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources.

Each business (or operation center, as appropriate) monitors its current and projected financial position using several key internally generated reports: cash flow; debt maturity; and interest rate exposure. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

The debt of each operation center and the derivative positions are continually reviewed to meet current and expected debt requirements. Each operation center maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with each operation center needs, by spreading the repayment dates and extending facilities, as appropriate.

The tables below show financial liabilities, including each operation center derivative financial liabilities groupings based on the remaining period at the Statements of Financial Position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the Statements of Financial Position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the Statements of Financial Position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

1)
Agricultural business

	06.30.20
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	6,796	132	202	58	109	7,297
Borrowings	23,284	16,088	9,733	319	311	49,735
Finance lease obligations	850	554	361	291	1,156	3,212
Derivative financial instruments	262	20	-	-	-	282
Total	31,192	16,794	10,296	668	1,576	60,526

	06.30.19
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	6,291	48	42	35	86	6,502
Borrowings (excluding finance lease liabilities)	18,787	7,499	2,454	8,561	508	37,809
Finance lease obligations	12	-	-	-	357	369
Derivative financial instruments	246	-	-	-	-	246
Total	25,336	7,547	2,496	8,596	951	44,926

2)
Urban properties and investments business

Operation Center in Argentina

	06.30.20
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	1,664	168	74	236	1	2,143
Borrowings	41,342	3,534	29,368	70	233	74,547
Finance lease obligations	57	53	55	58	1,390	1,613
Derivative financial instruments	89	30	6	-	-	125
Total	43,152	3,785	29,503	364	1,624	78,428

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.19
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	2,366	360	157	2	415	3,300
Borrowings (excluding finance lease liabilities)	14,114	21,059	4,077	2,664	23,546	65,460
Purchase obligations	1,966	-	-	-	-	1,966
Finance lease obligations	17	6	2	-	-	25
Derivative financial instruments	20	12	6	2	-	40
Total	18,483	21,437	4,242	2,668	23,961	70,791

Operation Center in Israel

	06.30.20
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	27,460	372	66	22	22	27,942
Borrowings	57,368	58,565	101,243	46,347	132,433	395,956
Finance lease obligations	5,639	4,334	3,072	1,944	7,092	22,081
Purchase obligations	6,131	919	635	-	-	7,685
Derivative financial instruments	22	-	-	-	-	22
Total	96,620	64,190	105,016	48,313	139,547	453,686

	06.30.19
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	23,269	459	220	-	-	23,948
Borrowings (excluding finance lease liabilities)	72,291	59,048	62,561	98,217	211,136	503,253
Finance lease obligations	37	37	-	-	-	74
Purchase obligations	4,610	1,469	808	532	-	7,419
Derivative financial instruments	37	-	-	-	-	37
Total	100,244	61,013	63,589	98,749	211,136	534,731

See Note 21 for a description of the commitments and restrictions related to loans and the ongoing renegotiations.

(d)
Capital risk management

The capital structure of the Group consists of shareholders’ equity and net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 21. The Group’s equity is analyzed into its various components in the Statement of Changes in Equity.

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

The Group seeks to manage its capital requirements to maximize value through the mix of debt and equity funding, while ensuring that Group entities continue to operate as going concerns, comply with applicable capital requirements and maintain strong credit ratings.

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (i.e., debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure that (i) sufficient funds and financing facilities are available to implement the Group’s property development and business acquisition strategies, (ii) adequate financing facilities for unforeseen contingencies are maintained, and (iii) distributions to shareholders are maintained within the Group’s dividend distribution policy. The Group also protects its equity in assets by obtaining appropriate insurance.

The Group’s strategy is to maintain key financing metrics (net debt to total equity ratio or gearing and debt ratio) in order to ensure that asset level performance is translated into enhanced returns for shareholders whilst maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following tables details the Group’s key metrics in relation to managing its capital structure. The ratios are within the ranges previously established by the Group’s strategy.

1)
Agricultural business

	06.30.20	06.30.19
Gearing ratio (i)	63.03%	57.02%
Debt ratio (ii)	251.91%	218.38%

(i) Calculated as total debt over total capital (including equity plus total debt).
(ii) Calculated as total debt over total properties at fair value (including trading properties, properties, plant and equipment, investment properties, farmland rights to receive units under barter agreements).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban properties and investments business

Operation Center in Argentina

	06.30.20	06.30.19
Gearing ratio (iii)	49.57%	53.60%
Debt ratio (iv)	44.42%	47.54%

Operation Center in Israel

	06.30.20	06.30.19
Gearing ratio (iii)	82.63%	89.57%
Debt ratio (iv)	244.57%	149.40%

(iii)
Calculated as total of borrowings over total borrowings plus equity attributable equity holders of the parent company.
(iv)
Calculated as total borrowings over total properties (including trading properties, property, plant and equipment, investment properties and rights to receive units under barter agreements).

(e)
Other non-financial risks

Nature risks

The Group’s revenue arising from agricultural activities depends significantly on the ability to manage biological assets and agricultural produce. The ability to manage biological assets and agricultural produce may be affected by unfavorable local weather conditions and natural disasters. Weather conditions such as floods, droughts, hail, windstorms and natural disasters such as fire, disease, insect infestation and pests are examples of such unpredictable events. The Group manages this risk by locating its farmlands in different geographical areas. The Group has not taken out insurance for this kind of risks. The occurrence of severe weather conditions or natural disasters may affect the growth of our biological assets, which in turn may have a material adverse effect on the Group’s ability to harvest agricultural produce in sufficient quantities and in a timely way.

6.
Segment information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM. According to IFRS 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by the President of the Group, Mr. Eduardo S. Elsztain. In addition, two responsibility levels have been established for resource allocation and assessment of results of the two operations centers, through executive committees in Argentina and Israel.

Segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business. In addition, this last segment is reported divided from the geographic point of view in two Operations Centers to manage its global interests: Argentina and Israel. Within each operations center, the Group considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

As from fiscal year 2018 the CODM reviews the operating income/loss of each business excluding the amounts related to management fees, being such amount reviewed at an aggregate level outside each business. Additionally, the CODM reviews certain corporate expenses associated with each business in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the "Corporate" segment of each operation center.

As further explained in Note 1, on September 25, 2020, the Group lost control over IDBD and DIC, which comprise the entire Operations Center in Israel. Accordingly, segment information in these financial statements has been recast to reflect the deconsolidation of IDBD, DIC and its subsidiaries. Starting on October 1, 2020, the Group has a single geographic segment in the urban properties and investment business, located in Argentina.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is the segment information prepared as follows:

Agricultural business

●
Agricultural production: segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; the sale of grain derivatives, such as flour and oil, breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets.; agricultural services; leasing of the Group's farms to third parties; and planting, harvesting and sale of sugarcane
●
Land transformation and sales: comprises gains from the disposal and development of farmlands activities.
●
Corporate: includes corporate expenses related to agricultural business.
●
Other segments: includes, principally, slaughtering and processing in the meat refrigeration plant; and brokerage activities, among others.

Urban properties and investments business

●
Operation Center in Argentina includes the assets and operating results of the following segments:

o
Shopping Malls: includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Group.
o
Offices: includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities.
o
Sales and developments: includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included.
o
Hotels: includes the operating results mainly comprised of room, catering and restaurant revenues.
o
International: includes assets and operating profit or loss from business related to associates Condor (hotels) and New Lipstick (offices).
o
Corporate: includes the expenses related to the corporate activities of the Operations Center in Argentina.
o
Others: primarily includes the entertainment activities through La Arena and La Rural S.A. and the financial activities carried out by BHSA and Tarshop.

As of fiscal year 2018, the CODM also reviews the office business as a single segment and the entertainment business in an aggregate and separate manner from offices, including that concept in the "Others" segment.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements, except for the following:

●
Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method, the profit/loss generated and assets are reported in the Statement of Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.
●
Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

Revenues for each reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

●
Operation Center in Israel : As explained in Note 1, results of operations and cash flows of the Operations Center in Israel have been presented within discontinued operations in these financial statements. Within this operations center, the Group operates in the following segments:

o
Real Estate: segment in which, through PBC, the Group operates rental properties and residential properties in Israel, USA and other parts of the world and carries out commercial projects in Las Vegas, USA. In this fiscal year, the Company lost control over Gav-Yam. Income was reclassified to discontinued operations and no longer forms part of this segment in this fiscal year. Such effect was reclassified in the comparative information. As of September 2018, Gav-Yam started to be valued as an associate.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

o
Supermarkets: segment in which, through Shufersal, the Group operated a supermarket chain in Israel. Upon the loss of control in 2018 this segment was reclassified to discontinued operations and presented as an associate since 2019. Due to the loss of control, it was reclassified to discontinued operations and no longer forms part of the segment for fiscal year 2018.
o
Telecommunications: includes Cellcom whose main activities include the provision of mobile phone services, fixed line phone services, data and Internet and television, among others.
o
Insurance: includes the investment in Clal, insurance company which main activities includes pension and social security insurance, among others. As stated in Note 18, the Group does not have control over Clal; therefore, the business is reported in a single line as a financial asset held for sale and valued at fair value.
o
Corporate: includes the expenses related with the activities of the holding companies.
o
Others: includes other diverse business activities, such as technological developments, tourism, oil and gas assets, electronics, sale of fruits and others.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of associates and joint ventures. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements.

Goods and services exchanged between segments are calculated on the basis of established prices. Intercompany transactions between segments, if any, are eliminated.

Within the agricultural business, most revenue from its operating segments are generated from, and their assets are located in Argentina and Brazil, mainly

Within the Operations Center in Argentina, most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for the share of profit / (loss) of associates included in the “International” segment located in USA.

Within the urban properties and investment business in the operations center in Israel, most revenue from its operating segments are derived from and their assets are located in Israel, except for certain earnings from the Real Estate segment, which are generated from activities outside Israel, mainly in USA.

Within the agricultural business and the urban properties and investments business from the operations center in Argentina, the assets categories reviewed by the CODM are investment properties, property, plant and equipment, trading properties, inventories, biological assets, right to receive future units under barter agreements, investment in joint ventures and associates and goodwill. The aggregate of these assets, classified by business segment, are disclosed as “segment assets”. Assets are allocated to each segment based on the operations and/or their physical location.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2020:

	06.30.20
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
Revenues	28,271	11,991	-	11,991	40,262	(65)	-	3,337	(881)	42,653
Costs	(23,987)	(2,966)	-	(2,966)	(26,953)	57	-	(3,477)	581	(29,792)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,823	-	-	-	2,823	-	-	-	220	3,043
Changes in the net realizable value of agricultural products after harvest	707	-	-	-	707	-	-	-	-	707
Gross profit / (loss)	7,814	9,025	-	9,025	16,839	(8)	-	(140)	(80)	16,611
Gain from disposal of farmlands	902	-	-	-	902	-	-	-	-	902
Net gain from fair value adjustment of investment properties	839	36,026	-	36,026	36,865	(283)	-	-	-	36,582
General and administrative expenses	(1,527)	(2,315)	(99)	(2,414)	(3,941)	16	-	-	55	(3,870)
Selling expenses	(2,810)	(1,326)	-	(1,326)	(4,136)	20	-	-	20	(4,096)
Impairment of associates	-	-	-	-	-	-	-	-	-	-
Other operating results, net	1,791	(52)	-	(52)	1,739	19	-	18	(7)	1,769
Management fees	-	-	-	-	-	-	-	(227)	-	(227)
Profit / (loss) from operations	7,009	41,358	(99)	41,259	48,268	(236)	-	(349)	(12)	47,671
Share of profit / (loss) of associates and joint ventures	137	7,586	-	7,586	7,723	182	-	-	22	7,927
Segment profit / (loss)	7,146	48,944	(99)	48,845	55,991	(54)	-	(349)	10	55,598
							-
Reportable assets	39,908	170,081	485,812	655,893	695,801	(722)	-	-	44,445	739,524
Reportable liabilities	-	-	(434,048)	(434,048)	(434,048)	-	-	-	(173,975)	(608,023)
Net reportable assets	39,908	170,081	51,764	221,845	261,753	(722)	-	-	(129,530)	131,501

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2019:

	06.30.19
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Discontinued operations (ii)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
Revenues	20,522	16,207	-	16,207	36,729	(100)	-	3,990	(567)	40,052
Costs	(17,402)	(3,445)	-	(3,445)	(20,847)	72	-	(4,150)	211	(24,714)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,191	-	-	-	2,191	-	-	-	291	2,482
Changes in the net realizable value of agricultural products after harvest	(46)	-	-	-	(46)	-	-	-	-	(46)
Gross profit / (loss)	5,265	12,762	-	12,762	18,027	(28)	-	(160)	(65)	17,774
Gain from disposal of farmlands	715	-	-	-	715	-	-	-	-	715
Net gain from fair value adjustment of investment properties	-	(42,499)	-	(42,499)	(42,499)	903	-	-	-	(41,596)
General and administrative expenses	(1,641)	(2,874)	(115)	(2,989)	(4,630)	17	-	-	60	(4,553)
Selling expenses	(1,849)	(1,169)	-	(1,169)	(3,018)	8	-	-	12	(2,998)
Other operating results, net	881	(710)	-	(710)	171	208	-	18	(11)	386
Management fees	-	-	-	-	-	-	-	-	-	-
Profit / (loss) from operations	3,371	(34,490)	(115)	(34,605)	(31,234)	1,108	-	(142)	(4)	(30,272)
Share of profit / (loss) of associates and joint ventures	12	(6,656)	-	(6,656)	(6,644)	(1,083)	-	-	-	(7,727)
Segment profit / (loss)	3,383	(41,146)	(115)	(41,261)	(37,878)	25	-	(142)	(4)	(37,999)

Reportable assets	37,245	120,269	576,561	696,830	734,075	(639)	-	-	48,173	781,609
Reportable liabilities	-	-	(496,305)	(496,305)	(496,305)	-	-	-	(148,368)	(644,673)
Net reportable assets	37,245	120,269	80,256	200,525	237,770	(639)	-	-	(100,195)	136,936

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2018:

	06.30.18
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (iii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iv)	Total Statement of Income / Financial Position
Revenues	16,570	14,938	-	14,938	31,508	(120)	4,723	(357)	35,754
Costs	(14,098)	(3,039)	-	(3,039)	(17,137)	74	(4,785)	163	(21,685)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,646	-	-	-	1,646	5	-	151	1,802
Changes in the net realizable value of agricultural products after harvest	572	-	-	-	572	-	-	-	572
Gross profit / (loss)	4,690	11,899	-	11,899	16,589	(41)	(62)	(43)	16,443
Net gain from fair value adjustment of investment properties	232	21,326	-	21,326	21,558	(1,135)	-	-	20,423
Loss from disposal of farmlands	1,783	-	-	-	1,783	-	-	-	1,783
General and administrative expenses	(1,487)	(2,511)	(84)	(2,595)	(4,082)	43	-	36	(4,003)
Selling expenses	(1,886)	(1,212)	-	(1,212)	(3,098)	17	-	14	(3,067)
Other operating results, net	1,658	(59)	-	(59)	1,599	46	(2)	(4)	1,639
Management fees	-	-	-	-	-	-	(1,568)	-	(1,568)
Profit / (loss) from operations	4,990	29,443	(84)	29,359	34,349	(1,070)	(1,632)	3	31,650
Share of (loss) / profit of associates and joint ventures	40	(4,550)	-	(4,550)	(4,510)	1,249	-	-	(3,261)
Segment profit / (loss)	5,030	24,893	(84)	24,809	29,839	179	(1,632)	3	28,389

Reportable assets	33,109	164,562	606,800	771,362	804,471	637	-	52,949	858,057
Reportable liabilities	-	-	(515,728)	(515,728)	(515,728)	-	-	(152,368)	(668,096)
Net reportable assets	33,109	164,562	91,072	255,634	288,743	637	-	(99,419)	189,961

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes Ps. (140), Ps. (160) and Ps. (62) corresponding to Expenses and FPC and Ps. 0, Ps. (362) and Ps. (1,567) to management fees, as of June 30, 2020 and 2018, respectively.
(iv)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 18, Ps. 9,321 and Ps. 5,870, as of June 30, 2020, 2019 and 2018, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business:

	06.30.20
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	18,503	-	-	9,768	28,271
Costs	(15,798)	(27)	-	(8,162)	(23,987)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,812	-	-	11	2,823
Changes in the net realizable value of agricultural products after harvest	707	-	-	-	707
Gross profit / (loss)	6,224	(27)	-	1,617	7,814
Gain from disposal of farmlands	-	902	-	-	902
Net gain from fair value adjustment of investment properties	-	839	-	-	839
General and administrative expenses	(1,025)	(3)	(191)	(308)	(1,527)
Selling expenses	(1,954)	(1)	-	(855)	(2,810)
Other operating results, net	488	1,038	-	265	1,791
Management fees	-	-	-	-	-
Profit / (loss) from operations	3,733	2,748	(191)	719	7,009
Share of profit of associates	59	-	-	78	137
Segment profit / (loss)	3,792	2,748	(191)	797	7,146
	-
Investment properties	4,445	-	-	-	4,445
Property, plant and equipment	22,485	193	-	58	22,736
Investments in associates	451	-	-	315	766
Other reportable assets	7,841	356	-	3,764	11,961
Reportable assets	35,222	549	-	4,137	39,908

From all of the Group’s revenues corresponding to Agricultural Business, Ps.19,558 are originated in Argentina and Ps. 8,711 in other countries, principally in Brazil for Ps. 7,835.

From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 14,285 are located in Argentina and Ps. 25,623 in other countries, principally in Brazil for Ps. 20,360.

	06.30.19
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	11,952	-	-	8,570	20,522
Costs	(10,191)	(26)	-	(7,185)	(17,402)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,185	-	-	6	2,191
Changes in the net realizable value of agricultural products after harvest	(46)	-	-	-	(46)
Gross profit / (loss)	3,900	(26)	-	1,391	5,265
Gain from disposal of farmlands	-	715	-	-	715
Net gain from fair value adjustment of investment properties	-	-	-	-	-
General and administrative expenses	(1,032)	(3)	(295)	(311)	(1,641)
Selling expenses	(1,104)	(2)	-	(743)	(1,849)
Other operating results, net	460	263	-	158	881
Management fees	-	-	-	-	-
(Loss) / Profit from operations	2,224	947	(295)	495	3,371
Share of profit / (loss) of associates	61	-	-	(49)	12
Segment (loss) / profit	2,285	947	(295)	446	3,383

Investment properties	2,836	-	-	-	2,836
Property, plant and equipment	21,767	160	-	826	22,753
Investments in associates	421	-	-	25	446
Other reportable assets	9,120	-	-	2,090	11,210
Reportable assets	34,144	160	-	2,941	37,245

From all of the Group’s revenues corresponding to Agricultural Business, Ps. 13,651 are originated in Argentina and Ps. 6,869 in other countries, principally in Brazil for Ps. 6,376.

From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 14,819 are located in Argentina and Ps. 22,427 in other countries, principally in Brazil for Ps. 20,426.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.18
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	9,793	-	-	6,777	16,570
Costs	(7,954)	(38)	-	(6,106)	(14,098)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	1,656	-	-	(10)	1,646
Changes in the net realizable value of agricultural products after harvest	572	-	-	-	572
Gross profit / (loss)	4,067	(38)	-	661	4,690
Net gain from fair value adjustment of investment properties	-	232	-	-	232
Loss from disposal of farmlands	-	1,783	-	-	1,783
General and administrative expenses	(946)	(2)	(242)	(297)	(1,487)
Selling expenses	(1,422)	-	-	(464)	(1,886)
Other operating results, net	(22)	1,568	-	112	1,658
Management fees	-	-	-	-	-
Profit / (Loss) from operations	1,677	3,543	(242)	12	4,990
Share of profit / (loss) of associates	42	-	-	(2)	40
Segment profit / (loss)	1,719	3,543	(242)	10	5,030

Investment properties	2,209	-	-	-	2,209
Property, plant and equipment	21,122	141	-	651	21,914
Investments in associates	340	-	-	98	438
Other reportable assets	7,614	-	-	934	8,548
Reportable assets	31,285	141	-	1,683	33,109

From all of the Group’s revenues corresponding to Agricultural Business, Ps. 12,161 are originated in Argentina and Ps. 4,411 in other countries, principally in Brazil for Ps. 4,030.

From all of the Group’s assets included in the segment corresponding to Agricultural Business, Ps. 12,633 are located in Argentina and Ps. 20,476 in other countries, principally in Brazil for Ps. 18,439.

(I)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the fiscal years ended June 30, 2020, 2019 and 2018:

	06.30.20
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	6,389	2,539	791	2,176	12	-	84	11,991
Costs	(610)	(155)	(743)	(1,339)	(13)	-	(106)	(2,966)
Gross profit / (loss)	5,779	2,384	48	837	(1)	-	(22)	9,025
Net gain from fair value adjustment of investment properties	(2,266)	24,498	13,111	-	-	-	683	36,026
General and administrative expenses	(892)	(238)	(245)	(393)	(118)	(304)	(125)	(2,315)
Selling expenses	(763)	(91)	(212)	(248)	-	-	(12)	(1,326)
Other operating results, net	(41)	(32)	(29)	(22)	-	-	72	(52)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	1,817	26,521	12,673	174	(119)	(304)	596	41,358
Share of profit / (loss) of associates and joint ventures (**)	-	-	-	-	7,942	-	(356)	7,586
Segment profit / (loss)	1,817	26,521	12,673	174	7,823	(304)	240	48,944

Investment and trading properties	52,868	65,976	34,633	-	331	-	1,552	155,360
Property, plant and equipment	242	1,216	-	2,092	-	-	-	3,550
Investment in associates and joint ventures (*)	-	-	573	-	2,157	-	7,254	9,984
Other reportable assets	119	132	811	28	-	-	97	1,187
Reportable assets	53,229	67,324	36,017	2,120	2,488	-	8,903	170,081

From all the revenues corresponding to the Operations Center in Argentina, Ps. 11,979 are originated in Argentina, and Ps. 12 in the U.S. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, Ps. 167,271 are located in Argentina and Ps. 3,107 in other countries, principally in USA for Ps. 2,488 and Uruguay for Ps. 619.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.19
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	9,195	2,408	1,205	3,179	15	-	205	16,207
Costs	(835)	(164)	(568)	(1,709)	(6)	-	(163)	(3,445)
Gross profit	8,360	2,244	637	1,470	9	-	42	12,762
Net gain from fair value adjustment of investment properties	(43,688)	804	782	-	6	-	(403)	(42,499)
General and administrative expenses	(1,017)	(224)	(305)	(529)	(118)	(559)	(122)	(2,874)
Selling expenses	(571)	(107)	(128)	(340)	-	-	(23)	(1,169)
Other operating results, net	(117)	(44)	(308)	123	(26)	-	(338)	(710)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	(37,033)	2,673	678	724	(129)	(559)	(844)	(34,490)
Share of profit / (loss) of associates and joint ventures	-	-	(40)	-	(3,960)	-	(2,656)	(6,656)
Segment profit / (loss)	(37,033)	2,673	638	724	(4,089)	(559)	(3,500)	(41,146)

Investment and trading properties	53,940	33,838	29,904	-	97	-	1,143	118,922
Property, plant and equipment	280	146	-	2,179	194	-	-	2,799
Investment in associates and joint ventures	-	-	477	-	(7,775)	-	5,270	(2,028)
Other reportable assets	121	132	198	28	-	-	97	576
Reportable assets	54,341	34,116	30,579	2,207	(7,484)	-	6,510	120,269

From all the revenues corresponding to the Operations Center in Argentina, included in the segments Ps. 15,678 are originated in Argentina, Ps. 515 are originated in Uruguay and Ps. 15 are originated in USA. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, Ps. 126,960 are located in Argentina and Ps. (6,858) in other countries, principally in USA for Ps. (7,484) and Uruguay for Ps. 627.

	06.30.18
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	10,496	1,436	323	2,633	-	-	50	14,938
Costs	(893)	(133)	(160)	(1,800)	-	-	(53)	(3,039)
Gross profit / (loss)	9,603	1,303	163	833	-	-	(3)	11,899
Net gain from fair value adjustment of investment properties	6,745	6,292	7,899	-	-	-	390	21,326
General and administrative expenses	(919)	(232)	(213)	(524)	(127)	(414)	(82)	(2,511)
Selling expenses	(653)	(155)	(62)	(335)	-	-	(7)	(1,212)
Other operating results, net	(113)	(25)	148	(43)	(62)	-	36	(59)
Management fees	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	14,663	7,183	7,935	(69)	(189)	(414)	334	29,443
Share of profit / (loss) of associates and joint ventures	-	-	5	-	(4,763)	-	208	(4,550)
Segment profit / (loss)	14,663	7,183	7,940	(69)	(4,952)	(414)	542	24,893

Investment and trading properties	96,871	30,297	27,092	-	-	-	1,436	155,696
Property, plant and equipment	230	129	-	2,298	213	-	-	2,870
Investment in associates and joint ventures	-	-	481	-	(4,165)	-	8,883	5,199
Other reportable assets	139	132	203	29	-	-	294	797
Reportable assets	97,240	30,558	27,776	2,327	(3,952)	-	10,613	164,562

From all the revenues corresponding to the Operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, Ps. 167,823 are located in Argentina and Ps. (3,216) in other countries, principally in USA for Ps. (3,953) and Uruguay for Ps. 737 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of Group’s Operations Center in Israel for the years ended June 30, 2020, 2019 and 2018:

	06.30.20
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	-	-	-	-	-	-	-
Costs	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-
Net gain from fair value adjustment of investment properties	-	-	-	-	-	-	-
General and administrative expenses	-	-	-	-	(99)	-	(99)
Selling expenses	-	-	-	-	-	-	-
Impairment of associates	-	-	-	-	-	-	-
Other operating results, net	-	-	-	-	-	-	-
Profit / (Loss) from operations	-	-	-	-	(99)	-	(99)
Share of profit/ (loss) of associates and joint ventures	-	-	-	-	-	-	-
Segment profit / (loss)	-	-	-	-	(99)	-	(99)

Reportable assets	164,649	30,240	150,744	3,636	19,282	117,261	485,812
Reportable liabilities	(157,533)	-	(114,196)	-	(120,196)	(42,123)	(434,048)
Net reportable assets	7,116	30,240	36,548	3,636	(100,914)	75,138	51,764

No external client represents 10% or more of the revenue of any of the reportable segments. From all assets corresponding to the Operations Center in Israel segments, Ps. 89,038 are located in USA
(Ps. 79,848 in 2019 and Ps. 83,609 in 2018), Ps. 0 (Ps. 2,130 in 2019 and Ps. 2,512 in 2018) in India and the remaining are located in Israel.

	06.30.19
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	-	-	-	-	-	-	-
Costs	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-
Net gain from fair value adjustment of investment properties	-	-	-	-	-	-	-
General and administrative expenses	-	-	-	-	(115)	-	(115)
Selling expenses	-	-	-	-	-	-	-
Other operating results, net	-	-	-	-	-	-	-
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	-	-	-	-	(115)	-	(115)
Share of profit / (loss) of associates and joint ventures	-	-	-	-	-	-	-
Segment profit / (loss)	-	-	-	-	(115)	-	(115)

Reportable assets	326,652	24,775	117,753	24,370	44,716	38,295	576,561
Reportable liabilities	(253,584)	-	(91,292)	-	(136,275)	(15,154)	(496,305)
Net reportable assets	73,068	24,775	26,461	24,370	(91,559)	23,141	80,256

	06.30.18
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	-	-	-	-	-	-	-
Costs	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-
Net gain from fair value adjustment of investment properties	-	-	-	-	-	-	-
General and administrative expenses	-	-	-	-	(84)	-	(84)
Selling expenses	-	-	-	-	-	-	-
Other operating results, net	-	-	-	-	-	-	-
Management fees	-	-	-	-	-	-	-
Profit / (Loss) from operations	-	-	-	-	(84)	-	(84)
Share of profit / (loss) of associates and joint ventures	-	-	-	-	-	-	-
Segment profit / (loss)	-	-	-	-	(84)	-	(84)

Reportable assets	320.845	31.843	119.199	29.332	51.062	54.519	606.800
Reportable liabilities	(249.429)	-	(92.885)	-	(167.475)	(5.939)	(515.728)
Net reportable assets	71.416	31.843	26.314	29.332	(116.413)	48.580	91.072

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Information about the main subsidiaries

The Group conducts its business through several operating subsidiaries and holdings. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

	Direct interest of non-controlling interest % (1)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling interests
	As of June 30, 2020
Subsidiaries with direct participation of Cresud
IRSA	37.67%	205,717	421,482	143,384	361,16	122,655	65,528
Subsidiaries with indirect participation of Cresud
Brasilagro	66.45%	21,976	8,338	5,121	7,903	17,29	11,489
Elron	38.94%	3,377	3,966	509	142	6,692	4,149
PBC	27.60%	79,327	112,404	26,138	118,789	46,804	19,263
Cellcom (2)	53.80%	54,777	79,796	31,386	74,691	28,496	17,92
Mehadrin	56.25%	13,038	17,839	13,954	3,336	13,587	8,136
IRSA CP	16.73%	14,925	129,578	16,423	52,507	75,573	4,089

	As of June 30, 2019
Subsidiaries with direct participation of Cresud
IRSA	37.65%	217,372	512,917	113,796	484,449	132,044	82,692
Brasilagro	56.71%	7,616	20,299	3,87	5,654	18,391	-
Subsidiaries with indirect participation of Cresud
Elron	38.94%	4,867	4,059	569	74	8,283	4,977
PBC	31.20%	68,795	254,54	27,675	224,476	71,184	51,423
Cellcom (2)	55.90%	49,475	63,598	29,366	61,927	21,78	13,755
IRSA CP	14.73%	26,443	98,185	6,241	55,899	62,488	3,351

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Total comprehensive income / (loss) attributable to non-controlling interest	Cash of operating activities	Cash of investing activities	Cash of financial activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
	Year ended June 30, 2020
Subsidiaries with direct participation of Cresud
IRSA	95,793	23,731	14,182	9,482	31,113	40,644	(76,125)	(4,368)	(2,283)
Subsidiaries with indirect participation of Cresud
Brasilagro	7,605	2,368	(2,701)	(1,795)	1,295	(706)	9	598	-
Elron (3)	-	(1,774)	(1,864)	5,540	(776)	350	874	448	-
PBC (3)	12,310	12,648	12,165	19,586	6,328	23,872	(20,243)	9,957	1,684
Cellcom (2) (3)	56,076	(2,068)	(2,100)	534	14,914	(7,425)	(6,323)	1,166	-
Mehadrin (3)	1,952	106	123	251	246	(70)	(246)	(70)	17
IRSA CP	8,563	18,153	18,405	1,064	4,890	(2,879)	(3,561)	(1,550)	663

	Year ended June 30, 2019
Subsidiaries with direct participation of Cresud
IRSA	107,346	(41,308)	(2,180)	(3,067)	29,111	12,046	(29,879)	11,278	(3,585)
Brasilagro	6,242	2,148	(368)	-	914	(383)	(449)	82	-
Subsidiaries with indirect participation of Cresud
Elron (3)	-	(1,137)	(979)	2,285	(1,089)	223	1,440	574	-
PBC (3)	19,444	7,485	8,155	5,630	9,776	1,154	3,150	14,080	2,516
Cellcom (2) (3)	51,173	(1,640)	(1,656)	(1,456)	10,792	(9,273)	1,794	3,313	-
IRSA CP	15,649	(27,908)	(27,908)	(162)	6,016	(5,338)	(2,833)	(2,155)	1,085

(1)
Corresponds to the direct interest from the Group.
(2)
DIC considers it exercises effective control over Cellcom because DIC is the group with the higher percentage of votes vis-à-vis other shareholders, also taking into account the historic voting performance in the Shareholders’ Meetings.
(3)
Presented within discontinued operations.

Restrictions, commitments and other relevant issues

Analysis of the impact of the Concentration Law

On December 2013, was published in the Official Gazette of Israel the Promotion of Competition and Reduction of Concentration Law N°, 5774-13 (‘the Concentration Law’) which has material implications for IDBD, DIC and its investors, including the disposal of the controlling interest in Clal. In accordance with the provisions of the law, the structures of companies that make public offer of their securities are restricted to two layers of public companies.

In November 2017, Dolphin IL, a subsidiary of Dolphin Netherlands B.V. acquired all the shares owned by IDBD in DIC (See note 4). Thus, the section required by the aforementioned law for the year 2017 is completed.

Prior to December 31, 2019 the Group lost control over Gav-Yam and in March 2020 it acquired control over Mehadrin, thus complying with the above-mentioned law.

Dolphin arbitration process

There is an arbitration process going on between Dolphin and ETH (previous shareholder of IDBD) in relation to certain issues connected to the control obtainment of IDBD (mainly regarding who had the right of purchase and the price of the acquisition). In the arbitration process the parties have agreed to designate Eyal Rosovshy and Giora Erdinas to promote a mediation. On August 17, 2017, a mediation hearing was held and the parties failed to reach an agreement. On January 31, 2018, the parties agreed to follow the process in court. As of the date of presentation of these Consolidated Financial Statements, there have been no other developments in the process and it is still pending resolution. Management, based on the opinion of its legal advisors, considers that the resolution of the present litigation will not have an adverse effect for Dolphin.

8.
Investments in associates and joint ventures

Changes of the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2020 and 2019 were as follows:

	06.30.20	06.30.19
Beginning of the year	38,984	56,776
Adjustment previous years (IFRS 9 and IAS 28)	(2,130)	-
Share-holding increase in associates and joint ventures	2,986	751
Capital contribution	3,070	175
Share of profit / (loss)	9,487	(7,661)
Decrease for control obtainment (Note 4)	-	(165)
Currency translation adjustment	9	(462)
Cash dividends (i)	(1,987)	(1,866)
Sale of associates	-	(7,727)
Capital reduction	(114)	(723)
Other comprehensive loss	(1,339)	-
Deconsolidation (ii)	31,409	-
Reclassification to held-for-sale	(2,228)	-
Incorporation by business combination	2,710	-
Others	4	(114)
End of the year (iii)	80,861	38,984

(i)
See Note 32.
(ii)
Corresponds to the loss of control over Gav-Yam. See Note 4.
(iii)
Includes Ps. (18) and Ps. (9,321) reflecting interests in companies with negative equity as of June 30, 2020 and 2019, respectively, which are disclosed in “Provisions” (see Note 21).

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2020 and 2019, as well as the Group's share of the comprehensive results of these companies for the years ended on June 30, 2020, 2019 and 2018:

	% of ownership interest held			Value of Group's interest in equity		Group's interest in comprehensive income
Name of the entity	06.30.20	06.30.19	06.30.18	06.30.20	06.30.19	06.30.20	06.30.19	06.30.18

New Lipstick	49.96%	49.96%	49.90%	503	(9,321)	8,217	(3,443)	(5,698)
BHSA (1)	29.91%	29.91%	29.91%	4,385	4,791	(409)	(2,596)	448
Condor (2)	18.89%	18.89%	28.10%	1,594	1,499	129	42	642
PBEL	45.00%	45.40%	45.40%	-	2,131	-	(126)	448
Shufersal (5)	26.02%	26.02%	33.56%	30,263	24,775	5,614	320	-
Quality (3)	50.00%	50.00%	50.00%	2,262	2,013	199	(628)	943
La Rural S.A.	50.00%	50.00%	50.00%	219	109	110	155	(48)
Cresca S.A. (4)	50.00%	50.00%	50.00%	22,254	21	(17,173)	19	1,089
Mehadrin	45.41%	45.41%	45.41%	-	5,216	-	(120)	1,374
Other associates and joint ventures	-	-	-	19,381	7,750	12,809	(1,746)	1,462
Total associates and joint ventures				80,861	38,984	9,496	(8,123)	660

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is additional information about the Group's investments in associates and joint ventures:

				Last financial statement issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Income / (loss) for the year	Shareholders' equity

New Lipstick	United States	Real Estate	N/A	-	(*) 179	(*) (31)
BHSA (1)	Argentina	Financing	448,689,072	(***) 1,500	(***) (1,272)	(***) 13,186
Condor (2)	United States	Hotel	2,245,100	(*) 232	(*) (9)	(*) 86
PBEL	India	Real Estate	(**) 1	(**) (2)	(**) -	(**) (2)
Shufersal (5)	Israel	Retail	123,917,650	(**) 1,399	(**) 310	(**) 1,930
Mehadrin	Israel	Agriculture	N/A	N/A	N/A	N/A
Gav-Yam	Israel	Real Estate	639,727	(**) 1,356	(**) 411	(**) 3,496
Quality (3)	Argentina	Real Estate	163,039,244	326	370	4,140
La Rural S.A.	Argentina	Event organization and others	714,498	1	224	327
TGLT	Argentina	Real Estate	279,502,813	925	(311)	6,004

N/A: Not applicable.

(1)
BHSA is a commercial bank of comprehensive services that offers a variety of banking and financial services for individuals, small and medium business and large companies. The market price of the share is 17.15 pesos per share. The effect of the treasury shares in the BHSA portfolio is considered for the calculation.
(2)
Condor is an investment company focused on US hotels. The price of its shares as of June 30, 2020 is US$ 4.10 per share
(3)
Quality is dedicated to the exploitation of the San Martín property (former property of Nobleza Piccardo S.A.I.C. and F.).
(4)
Cresca is a joint venture between the Company and Carlos Casado S.A. with agricultural operations in Paraguay.
(5)
Shufersal is a company that has supermarkets and pharmacies in Israel, the market price of the share is NIS 22,59 as of June 30, 2020.

(*)
Amounts presented in millions of US dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest will a three-month lag including any material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Amounts as of June 30, 2020, prepared in accordance with BCRA’ regulations. For the purpose of the valuation of the investment in the Company, the adjustments necessary to adequate the Financial Statements to IFRS have been considered

New Lipstick

On August 7, 2020, as a consequence of negotiations conducted in the context of an increased lease price effective as of May 2020, as set forth in the lease (hereinafter, “Ground Lease”), Metropolitan (a company where IRSA holds, indirectly, a 49.96% interest) executed an agreement with the Ground Lease lessor to conclude the relationship and terminate the ground lease, abandoning the administration of the building. As a consequence of the foregoing, Metropolitan derecognized the liability associated to the ground lease, as well as all assets and liabilities associated to the building and the administration. Pursuant to such agreement, Metropolitan was fully released from liability except for (i) claims for liabilities prior to June 1, 2020, from those persons who performed works or rendered services in the Building or for Metropolitan and (ii) claims from persons who had an accident in the property after August 7, 2020.

Gav-Yam

Considering that, on June 30, 2020, the market value of Gav-Yam was lower than its carrying value, PBC management considered whether there may be signs of impairment of the investment in such company. Based on the management´s review, with the assistance of external advisors, PBC considered that there was no evidence of investment impairment. Some of the factors considered are listed below:

●
The price of Gav-Yam shares has been significantly volatile since mid-March 2020; therefore, the fact that the market cap of the company was lower than the carrying value as of June 30, 2020 has not been considered as tantamount to a significant or sustained decrease;
●
On August 4, 2020, Aharon Frenkel purchased approximately 8.6% of Gav-Yam´s capital stock at a value of NIS 2,091/share, which circumstance reinforces the management´s conclusions;
●
Gav-Yam income as of March 31, 2020 and June 30, 2020 show that Gav-Yam is a stable company with a high quality and wide-ranging client portfolio.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Set out below is summarized financial information of the associates and joint ventures considered material to the Group:

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held	Interest in associates / joint ventures	Goodwill and others	Book value
	As of June 30, 2020
Associates
BHSA	82,753	46,949	110,120	4,984	14,598	29.91%	4,366	18	4,385
Gav-Yam	45,175	178,576	21,306	126,766	75,679	34.90%	26,412	2,953	29,365
Shufersal	78,963	201,349	98,934	139,116	42,262	26.02%	10,995	19,268	30,263

Joint ventures
Quality Invest (ii)	4	5,948	94	1,402	4,457	50.00%	2,228	33	2,262

	As of June 30, 2019
Associates
BHSA	94,534	34,438	96,365	16,458	16,149	29.91%	4,830	38	4,791
PBEL	3,416	918	680	13,057	(9,403)	45.00%	(4,231)	6,363	2,131
Shufersal	55,701	96,324	58,896	58,988	34,141	26.02%	8,884	15,891	24,776

Joint ventures
Quality Invest (ii)	26	5,298	127	1,240	3,957	50.00%	1,979	34	2,013
Mehadrin	12,800	16,491	14,068	4,004	11,219	45.41%	5,096	121	5,217

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividends distributed to non-controlling shareholders	Cash of operating activitie	Cash of investment activities	Cash of financial activities	Net increase / (decrease) in cash and cash equivalents
	Year ended June 30, 2020 (i)
Associates
BHSA	14,031	(1,369)	(1,369)	-	5,012	40	(3,730)	1,322
Gav-Yam	12,435	7,283	5,874	3,862	5,475	(6,161)	17,084	16,398
Shufersal	234,688	5,432	4,844	1,545	23,548	(2,916)	(14,849)	5,783

Joint ventures
Quality Invest (ii)	4	5,948	94	1,402	4,457	1	2,228	33

	Year ended June 30, 2019 (i)
Associates
BHSA	26,166	2,612	2,612	385	12,217	(3,140)	(7,760)	1,317
PBEL	13	(280)	(344)	-	61	257	(329)	(11)
Shufersal	178,319	3,407	3,389	2,635	4,799	(12,412)	1,503	(6,110)

Joint ventures
Quality Invest (ii)	38	(1,256)	(1,256)	-	(133)	-	133	-
Mehadrin	18,656	834	882	-	723	(298)	(1,359)	(934)

(i)
Information under GAAP applicable in the associate and joint ventures´ jurisdiction.
(ii)
In March 2011, Quality acquired an industrial plant located in San Martín, Province of Buenos Aires. The facilities are suitable for multiple uses. On January 20, 2015, Quality agreed with the Municipality of San Martin on certain re zoning and other urban planning matters (“the Agreement”) to surrender a non-significant portion of the land and a monetary consideration of Ps. 40 million, payable in two installments of Ps. 20 each, the first of which was actually paid on June 30, 2015. In July 2017, the Agreement was amended as follows: 1) a revised zoning plan must be submitted within 120 days as from the amendment date, and 2) the second installment of the monetary considerations was increased to Ps. 71 million payables in 18 equal monthly installments. On March 8, 2018, it was agreed with the well-known Gehl Study (Denmark) - Urban Quality Consultant - the elaboration of a Master Plan, generating a modern concept of New Urban District of Mixed Uses.
(iii)
Information under BCRA Standards except for the book value of the interest in the associate, goodwill and others.

BHSA

BHSA is subject to certain restrictions on the distribution of profits, as required by BCRA regulations.

As of June 30, 2020, BHSA has a remnant of 35.2 million Class C treasury shares of a par value of Ps. 1 received in 2009 as a result of certain financial transactions. The Annual Shareholders' Meeting decided to allocate 35.1 million of such shares to an employee compensation plan pursuant to Section 67 of Law 26,831. The remaining shares belong to third party holders of Stock Appreciation Rights, who have failed to produce the documentation required for redemption purposes. As of June 30, 2020, considering the effect of such treasury shares, the Group’s interest in BHSA amounts to 29.91%.

The Group estimated that the value in use of its investment in BHSA as of June 30, 2020 and 2019 amounted to Ps. 6,387, Ps. 5,944, respectively. The value in use was estimated based on the present value of future business cash flows. The main assumptions used were the following:

-
The Group considered 7 years as the horizon for the projection of BHSA cash flows.
-
The “Private BADLAR” interest rate was projected based on internal data and information gathered from external advisors.
-
The projected exchange rate was estimated in accordance with internal data and external information provided by independent consultants.
-
The discount rate used to discount actual dividend flows was 13.82% in 2020 and 14.37% in 2019.

-
The sensitivity to a 1% increase in the discount rate would be a reduction in the value in use of Ps. 577 for 2020 and of Ps. 542 for 2019.
Puerto Retiro (joint venture):

At present, this 8.3-hectare plot of land, is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

Puerto Retiro was involved in a judicial bankruptcy action brought by the National Government. The current Board of Directors would not be held personally liable with regard to this action. Management and legal counsel of the Company believe that there are sufficient legal and technical arguments to consider that the petition for extension of the bankruptcy case will be dismissed by the court. However, in view of the current status of the action, its result cannot be predicted.

Moreover, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code of Argentina. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. Puerto Retiro has presented the allegation on the merit of the evidence, highlighting that the current shareholders of Puerto Retiro did not participate in any of the suspected acts in the criminal case since they acquired the shares for consideration and in good faith several years after the facts told in the process. Likewise, it was emphasized that the company Puerto Retiro is foreign to the bidding / privatization carried out for the sale of Tandanor shares. On September 7, 2018, the Oral Federal Criminal Court No. 5 rendered a decision. According to the sentence read by the president of the Court, Puerto Retiro won the preliminary objection of limitation filed in the civil action. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (“decomiso”) of the property owned by Puerto Retiro known as Planta I. The grounds of the Court`s judgment were read on November 11, 2018. From that moment, all the parties were able to present the appeals. Given this fact, an extraordinary appeal was filed, which was rejected, and as a result, a complaint was filed for a rejected appeal, which was granted. Consequently, the appeal is under study in the Argentine Supreme Court of Justice.

In the criminal action, the claimant reported the violation by Puerto Retiro of the injunction ordered by the criminal court consisting in an order to stay (“prohibición de innovar”) and not to contract with respect to the property disputed in the civil action. As a result of this complaint, the Federal Oral Court No. 5 formed an incident and ordered and executed the closure of the property where the lease agreements were being executed (a heliport and a mooring), in order to enforce compliance with the measure before mentioned. As a result of this circumstance, it was learned that the proceedings were turned over to the Criminal Chamber for the allocation of the court to investigate the possible commission of a crime of disobedience. As of the date of issuance of these financial statements there has been no news about the progress of this cause.

Faced with the evolution of the legal cases that affect it and based on the reports of its legal advisors, Puerto Retiro Management has decided to register in fiscal year 2019 an allowance equivalent to 100% of the book value of its investment property, without prejudice to reverse it when a favorable ruling is obtained in the interposed actions.

9.
Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2020 and 2019 were as follows:

	06.30.20		06.30.19
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	48,892	311,770	41,034	350,480
Reclassifications of previous periods (IFRS 16)	-	459	-	-
Currency translation adjustment	(721)	57,552	63	(3,230)
Additions	3,898	1,979	5,561	6,939
Additions of capitalized leasing costs	4	17	12	5
Depreciation of capitalized leasing costs (i)	(6)	(10)	(9)	(5)
Transfers	6,584	(30,984)	914	1,222
Disposals	(1,873)	(14,439)	(2,285)	(3,957)
Balance incorporated by business combination	-	263	-	-
Deconsolidation (ii)	(1,824)	(167,776)	-	-
Capitalized finance costs	-	-	234	17
Net gain / (loss) from fair value adjustment	30,706	3,295	3,368	(39,701)
Fair value at the end of the year	85,660	162,126	48,892	311,770

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 27)
(ii)
Ps. 1,694 corresponds to La Maltería and Ps. 155,846 to Gav-Yam.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is the balance by type of investment property of the Group as of June 30, 2020 and 2019:

	06.30.20	06.30.19
Leased out farmland	4,445	2,836
Rental properties	205,809	309,130
Undeveloped parcels of land	29,642	36,293
Properties under development	7,890	12,403
Total	247,786	360,662

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. Book amount of those properties amounts to Ps. 19,562 and Ps. 16,697 as June 30, 2020 and 2019, respectively.

The following amounts have been recognized in the Statements of Income:

	06.30.20	06.30.19	06.30.18
Rental and services income	23,825	32,839	30,002
Direct operating expenses	(9,671)	(9,027)	(8,289)
Development expenses	130	(94)	(4,528)
Net realized gain from fair value adjustment of investment property	1,163	822	568
Net unrealized gain / (loss) from fair value adjustment of investment property	32,706	(41,458)	25,357

See Note 5 (liquidity schedule) for detail of contractual commitments related to investment properties.

Valuation processes

The Group’s investment properties were valued at each reporting date by independent professionally qualified appraisers who hold a recognized relevant professional qualification and have experience in the locations and segments of the investment properties appraised. For all investment properties, their current use equates to the highest and best use.

Each business (or operations center, as appropriate) has a team, which reviews the appraisals performed by the independent appraisers (the “review team”). The review team: i) verifies all major and important assumptions relevant to the appraisal in the valuation report from the independent appraisers; ii) assesses property valuation movements compared to the valuation report from the prior period; and iii) holds discussions with the independent appraisers.

Changes in Level 2 and 3 fair values, if any, are analyzed at each reporting date during the valuation discussions between the review team and the independent appraisers. In the case of the Operations Center in Argentina, the Board of Directors ultimately approves the fair value calculation for recording into the Financial Statements. In the case of the Operations Center in Israel, the appraisals are examined by Israel Management and reported to the Financial Statements Committee.

Valuation techniques used for the estimation of fair value of the investment property

Agricultural business

For all leases of agricultural land with a total valuation of Ps. 4,514 and Ps. 6,027 for fiscal years ended on June 30, 2020 and 2019, respectively, the valuation was determined using comparable values. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare.

Urban properties and investments business

Argentina operations center

The Group has defined valuation techniques according to the characteristics of each property and the type of market in which these assets are located, in order to maximize the use of observable information available for the determination of fair value.

For the Shopping Malls there is no liquid market for the sale of properties with these characteristics that can be taken as a reference of value. Likewise, the Shopping Malls, being a business denominated in pesos, are highly related to the fluctuation of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of Gross Domestic Product (GDP) growth, the evolution of inflation, among others. Consequently, the methodology adopted by the Group for the valuation of Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy to be taken into account and its correlation with the revenue streams of the Malls and the inherent risk of the Argentine macroeconomy. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined reliably based on the information and internal sources available at the date of each measurement. These assumptions mainly include the following:

●
Future cash flow projected income based on the current locations, type and quality of the properties, backed by the lease agreements that the Company has signed with its tenants. The Company's revenues are equal to the higher of: i) a Minimum Insured Fixed Value (“VMA”) and ii) a percentage of the tenant's sales in each Shopping Mall. Accordingly, estimates of the evolution of the Gross Domestic Product (“GDP) and the Inflation of the Argentine economy, as provided by an external consultant were used to estimate the evolution of tenant sales, which have a high correlation with these macroeconomic variables. These macroeconomic projections were contrasted with the projections prepared by the International Monetary Fund (“IMF”), the Organization for Economic Cooperation and Development (“OECD”) and with the Survey of Market Expectations (“REM”), which consists of a Survey prepared by the Central Bank of Argentina (BCRA) aimed to local and foreign specialized analysts in order to allow a systematic follow-up of the main short and medium term macroeconomic forecasts on the evolution of the Argentine economy.
●
The income from all Shopping Malls was considered to grow with the same elasticity in relation to the evolution of the GDP and the projected inflation. The specific characteristics and risks of each Shopping Mall are captured through the use of the historical average EBITDA Margin of each of them.
●
Cash flows from future investments, expansions or improvements in Shopping Mall were not contemplated.
●
Terminal value: a perpetuity calculated from the cash flow of the last year of useful life was considered.
●
The cash flow for concessions was projected until the termination date of the concession stipulated in the current contract.
●
Given the prevailing inflationary context and the volatility of certain macroeconomic variables, a reference long term interest rate in pesos is not available to discount the projected cash flows from shopping malls. Consequently, the projected cash flows were dollarized through the future ARS / US$ exchange rate curve provided by an external consultant, which are contrasted to assess their reasonableness with those of the IMF, OECD, REM and the On-shore Exchange Rate Futures Market (ROFEX). Finally, dollarized cash flows were discounted with a long-term dollar rate, the weighted average capital cost rate (“WACC”), for each valuation date.
●
The estimation of the WACC discount rate was determined according to the following components:

a) United State Governments Bonds risk-free rate;
b) Industry beta, considering comparable companies from the United States, Brazil, Chile and Mexico, in order to contemplate the Market Risk on the risk-free rate;
c) Argentine country risk considering the EMBI + Index; and
d) Cost of debt and capital structure, considering that information available from the Argentine corporate market (“blue chips”) was determined as a reference, since sovereign bonds have a history of defaults. Consequently, and because IRSA CP, based on its representativeness and market share represents the most important entity in the sector, we have taken its indicators to determine the discount rate.

For offices, other rental properties and plot of lands, the valuation was determined using transactions of comparable market assets, since the market for offices and land banks in Argentina is liquid and has market transactions that can be taken as reference. These values are adjusted to the differences in key attributes such as location, property size and quality of interior fittings. The most significant input to the comparable market approach is the price per square meter that derives from the supply and demand in force in the market at each valuation date.

Since September 2019, the real estate market has faced certain changes in terms of its operation as a consequence of the implementation of regulations applicable to the foreign exchange market. In general terms, the measure adopted on September 1, 2019 by the BCRA sets forth that exporters of goods and services should settle foreign currency from abroad in the local exchange market 5 days after the collection of such funds, at the latest. Furthermore, it provides that legal entities residing in Argentina may buy foreign currency without restrictions for imports or payments of debts on the maturity date thereof, although they shall apply for the BCRA´s prior authorization for the purposes of: buying foreign currency in order to form external assets, prepaying debts, making remittances of profits and dividends abroad or transferring funds abroad. Likewise, pursuant to such regulations, access to the market by natural persons for the purchase of dollars was restricted. Afterwards, the BCRA implemented stricter measures, further limiting access to the foreign exchange market (see Note 39 to these consolidated financial statements).

At present, purchase and sales transactions for office buildings may be settled in Pesos (by using an implicit foreign exchange rate higher than the official one) or in dollars. However, due to the restrictions applicable to access to dollars to which market participant are subject (most of them are domestic companies and local subsidiaries of foreign companies, all of them subject to the foreign exchange restrictions described above), the chances that a natural person or legal entity may obtain the funds required to execute a transaction in dollars are remote. Consequently, the most probable scenario is that any sale of office buildings/reserves be settled in Pesos at an implicit foreign exchange rate higher than the official one. This is evidenced by the transactions consummated by the Company prior to and after the closing of these financial statements. (See Note 4 and Note 39 to the consolidated financial statements). Therefore, the Company has valued its office buildings and land reserves as of the fiscal year-end taking into account the circumstances described above, which represents a gain with respect to the values previously recorded.

In certain situations, it is complex to determine reliably the fair value of developing properties. In order to assess whether the fair value of a developing property can be determined reliably, management considers the following factors, among others:

● The provisions of the construction contract.
● The stage of completion.
● Whether the project / property is standard (typical for the market) or non-standard.
● The level of reliability of cash inflows after completion.
● The specific development risk of the property.
● Previous experience with similar constructions.
● Status of construction permits.

There were no changes in the valuation techniques during the year.

Israel operations center

Valuations were performed using the DCF method. The discount rates used by appraisers in Israel are mainly in the range of 7% - 9% and are established taking into account the type of property, purpose, location, the level of rent compared to the market price and quality of the tenants.

When determining the value of office buildings, buildings aimed at to the technology sector and commercial spaces (mainly located in the city center and in high-tech office parks with high-quality tenants), the discount rates mainly used are between 7% to 9%, while for workshop, storage and industry buildings (mainly located in peripheral areas of the city) they are valuated using a discount rate between 7.75% -9%.

There were no changes in valuation techniques during the years ended June 30, 2020 and 2019.

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

				Sensitivity (i)
				06.30.20		06.30.19
Description	Valuation technique	Parameters	Range fiscal year 2019 / (2018)	Increase	Decrease	Increase	Decrease
Rental properties in Israel - Offices (Level 3)	Discounted cash flows	Discount rate	7.50% to 9.75% /	(406)	539
			(7.00% to 9.00% )			(3,816)	4,353
		Weighted average rental value per square meter (m2) per month, in NIS	NIS 77 / (NIS 63)/	366	(366)

						6,713	(6,713)
Rental properties in Israel - Commercial use (Level 3)	Discounted cash flows	Discount rate	7.50% to 7.80% /	(198)	261
			(7.00% to 9.00%)			(1,931)	2,207
		Weighted average rental value per square meter (m2) per month, in NIS	NIS 41 / (NIS 87)	165	(165)

						3,047	(3,047)
Rental properties in Israel - Industrial use (Level 3)	Discounted cash flows	Discount rate	N/A	N/A	N/A
			(7.75% to 9.00%)			(717)	815
		Weighted average rental value per square meter (m2) per month, in NIS	N/A / (NIS 31)	N/A	N/A

						1,731	(1,731)
Rental properties in USA - HSBC Building (Level 3)	Discounted cash flows	Discount rate	4.75% / (6.25%)	(6,059)	7,507	(2,181)	2,310
		Weighted average rental value per square meter (m2) per month, in US$	$US 79 /(US$ 73)	6,284	(6,284)

						4,772	(4,772)
Rental properties in USA - Las Vegas project (Level 3)	Discounted cash flows	Discount rate	6.50% / (8.50%)	(1,792)	2,512	(467)	493
		Weighted average rental value per square meter (m2) per month, in US$	$US 25 /(US$ 33)	(1,307)	1,307

						586	(586)
Shopping Malls in Argentina (Level 3)	Discounted cash flows	Discount rate	12.18% / (12.10% )	(4,252)	5,207	(4,668)	5,821
		Growth rate	2.3% / (3%)	2,027	(1,655)	2,195	(1,761)
		Inflation	(*)	8,852	(7,282)	4,088	(3,742)
		Devaluation	(*)	(4,115)	5,030	(4,338)	6,237
Plot of land in Argentina (Level 3)	Comparable with incidence adjustment	Value per square meter (m2)	Ps. 30,148 / (Ps. 14,312)	2,159	(2,159)	1,336	(1,336)
		% of incidence	30% / (30%)	7,196	(7,196)	4,458	(4,458)
Properties under development in Israel (Level 3)	Estimated fair value of the investment property after completing the construction	Weighted average construction cost per square meter (m2) in NIS	5,787 NIS/m2 /
			(5,787 NIS/m2)
		Annual weighted average discount rate	7.00% to 9.00% /	(1,307)	1,307
			(7.00% to 9.00%)			(918)	918

(*) For the next 5 years, an average AR$ / US$ exchange rate with an upward trend was considered, starting at Ps. 64.39 (corresponding to the year ended June 30, 2020) and arriving at Ps. 262.56. In the long term, a nominal devaluation rate of 2.1% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 47.9% (corresponding to the year ended June 30, 2020) and stabilizes at 23.2% after 5 years.

(i) Considering an increase or decrease of: 100 points for the discount and growth rate in Argentina, 10% for the incidence and inflation, 10% for the devaluation, 50 points for the discount rate of Israel and USA, and 1% for the value of the m2.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2018 and 2017 were as follows:

	Owner occupied farmland (i)	Bearer plant (v)	Buildings and facilities	Machinery and equipment	Communication networks	Others (ii)	Total
Balance as of June 30, 2018	19,591	1,256	5,275	822	23,020	6,096	56,060
Costs	21,568	1,562	12,585	2,501	93,993	11,755	143,964
Accumulated depreciation	(1,977)	(306)	(7,310)	(1,679)	(70,973)	(5,659)	(87,904)
Net book amount at June 30, 2018	19,591	1,256	5,275	822	23,020	6,096	56,060

Currency translation adjustment	(588)	(59)	97	103	(593)	(390)	(1,430)
Additions	854	626	591	158	4,951	2,532	9,712
Transfers	702	-	1,023	20	-	-	1,745
Disposals	(469)	-	(2)	(3)	(46)	(26)	(546)
Depreciation charge (iii)	(246)	(317)	(549)	(151)	(4,082)	(1,948)	(7,293)
Balance as of June 30, 2019	19,844	1,506	6,435	949	23,250	6,264	58,248

Costs	22,067	2,129	14,294	2,779	98,305	13,871	153,445
Accumulated depreciation	(2,223)	(623)	(7,859)	(1,830)	(75,055)	(7,607)	(95,197)
Net book amount at June 30, 2019	19,844	1,506	6,435	949	23,250	6,264	58,248

Additions	819	336	546	88	3,679	1,911	7,379
Disposals	(129)	-	(70)	(6)	(3,442)	(119)	(3,766)
Desconsolidation	-	-	(455)	(639)	-	(48)	(1,142)
Incorporation by business combination	7,698	-	1,738	406	-	357	10,199
Currency translation adjustment	(955)	(256)	481	203	3,823	1,323	4,619
Transfers	(1,438)	(2)	(1,228)	(37)	406	(407)	(2,706)
Depreciation charge (i)	(292)	(369)	(514)	(115)	(4,986)	(2,010)	(8,286)
Balance as of June 30, 2020	25,547	1,215	6,933	849	22,730	7,271	64,545

Costs	32,971	2,029	14,592	5,106	108,657	14,601	177,956
Accumulated depreciation	(7,424)	(814)	(7,659)	(4,257)	(85,927)	(7,330)	(113,411)
Net book amount at June 30, 2020	25,547	1,215	6,933	849	22,730	7,271	64,545

(i)
On January 9, 2017, the INRA released a report declaring that Las Londras farm (4565 ha.), with a book value of Ps. 581 as of June 30, 2020, is within the area of the “Guarayos Forestry Reserve” and establishes that the property of Agropecuaria Acres del Sud S.A. should be reduced to 50 hectares, while the remaining acreage would be reverted upon as a fiscal land once the process is concluded. It should be noted that the report is preliminary and is subject to appeal by the interested parties. The Company exercising its rights presented an administrative filing and within the associations of producers that the company is part of. Recently a census was ordered in the affected area, but no definitive resolution was issued to delimit the reservation. At the same time, a claim was made to our sellers to respond for eviction by virtue of the declarations and guarantees granted at the time of the sale of the property.
(ii)
Includes furniture and fixtures and vehicles.
(iii)
Amortization charge was recognized in the amount of Ps. 6,361 and Ps. 6,062 under "Costs", in the amount of Ps. 844 and Ps. 440 under "General and administrative expenses" and Ps. 1,650 and Ps. 123 under "Selling expenses" as of June 30, 2019 and 2018, respectively in the Statements of Income (Note 27) and Ps. 794 and Ps. 628 were capitalized as part of biological assets’ cost. In addition, a charge of Ps. 982 and Ps. 2,368 was recognized under "Discontinued operations" as of June 30, 2020 and 2019, respectively.
(iv)
See Note 4. Includes other non-significant business combinations.
(v)
Corresponds to the plantation of sugarcane with a useful life of more than one year.

11.
Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2020 and 2019 were as follows:

	Completed properties	Properties under development (i)	Undeveloped properties	Total
As of June 30, 2018	6,293	13,051	4,432	23,776
IFRS 15 adjustments	(1,677)	(7,285)	-	(8,962)
Additions	-	3,879	66	3,945
Currency translation adjustment	(682)	(537)	(234)	(1,453)
Transfers	3,736	(3,017)	(662)	57
Impairment	-	-	(49)	(49)
Capitalized finance costs	-	18	-	18
Disposals	(4,779)	(3,534)	-	(8,313)
As of June 30, 2019	2,891	2,575	3,553	9,019
Additions	26	1,766	606	2,398
Capitalized finance costs	-	100	-	100
Currency translation adjustment	325	36	585	946
Transfers	1,333	(1,066)	(36)	231
Desconsolidation	-	(167)	-	(167)
Disposals	(2,396)	(2,353)	(57)	(4,806)
As of June 30, 2020	2,179	891	4,651	7,721

	06.30.20	06.30.19
Non-current	5,228	8,456
Current	2,493	563
Total	7,721	9,019

(i) Includes Zetol and Vista al Muelle plots of land, which have been mortgaged to secure Group's borrowings. The net book value amounted to Ps. 438 as of June 30, 2020 and 2019, respectively. Additionally, the Group has contractual obligations not provisioned related to these plot of lands committed when certain properties were acquired or real estate projects were approved, and amount to Ps. 465 and Ps. 622, respectively. Both projects are expected to be completed in 2029.

12.
Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2020 and 2019 were as follows:

	Goodwill business	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total
Balance as of June 30, 2018	7,649	7,365	2,816	5,508	4,028	2,773	30,139
Costs	7,649	7,820	10,463	16,577	7,530	7,270	57,309
Accumulated depreciation	-	(455)	(7,647)	(11,069)	(3,502)	(4,497)	(27,170)
Net book amount at June 30, 2018	7,649	7,365	2,816	5,508	4,028	2,773	30,139

Assets incorporated by business combination (i)	-	-	-	-	34	-	34
Impairment	(198)	-	-	-	-	-	(198)
Currency translation adjustment	(204)	(214)	(105)	(334)	(95)	57	(895)
Transfers	-	-	-	-	3	(3)	-
Additions	-	-	-	16	1,648	2,357	4,021
Disposals	-	-	-	-	(66)	-	(66)
Depreciation charge (i)	-	(135)	(232)	(1,797)	(1,405)	(1,457)	(5,026)
Balance as of June 30, 2019	7,247	7,016	2,479	3,393	4,147	3,727	28,009

Costs	7,247	7,605	10,358	16,259	9,053	9,682	60,204
Accumulated depreciation	-	(589)	(7,879)	(12,866)	(4,906)	(5,955)	(32,195)
Net book amount at June 30, 2019	7,247	7,016	2,479	3,393	4,147	3,727	28,009

Additions	-	-	-	-	1,692	3,192	4,884
Disposals	-	-	-	(19)	(147)	-	(166)
Deconsolidation	(3,508)	-	-	-	(24)	-	(3,532)
Transfers	1	-	-	-	10	(69)	(58)
Assets incorporated by business combination	12	-	-	41	20	-	73
Currency translation adjustment	2,515	1,327	426	463	719	745	6,195
Depreciation charge (i)	-	(131)	(300)	(1,214)	(1,836)	(1,574)	(5,055)
Balance as of June 30, 2020	6,267	8,212	2,605	2,664	4,581	6,021	30,350

Costs	6,267	9,066	12,153	25,547	8,659	14,803	76,495
Accumulated depreciation	-	(854)	(9,548)	(22,883)	(4,078)	(8,782)	(46,145)
Net book amount at June 30, 2020	6,267	8,212	2,605	2,664	4,581	6,021	30,350

(i)
Amortization charge was recognized in the amount of Ps. 369 and Ps. 1,133 under "Costs", in the amount of Ps. 1,780 and Ps. 2,438 under "General and administrative expenses" and Ps. 2,907 and Ps. 2,409 under "Selling expenses" as of June 30, 2020 and 2019, respectively in the Statements of Income (Note 27). In addition, a charge of Ps. 569 was recognized under "Discontinued operations" as of June 30, 2019.

The goodwill assigned to real estate in Israel amounts to NIS 268 (Ps. 5,868 at the exchange rate at the end of the financial year 2020), the one assigned to supermarkets amounted to NIS 192 and the assigned to Israel real state amounted to NIS 113. The rest is goodwill that is allocated to the real estate segment of Argentina.

Goodwill impairment test

The Group performs an annual impairment test of the goodwill. For fiscal year 2020, the recoverable value obtained for said test corresponding to the CGUs where the goodwill is assigned (Israel's Telecommunications) was calculated based on the fair value (market value) minus the costs of sale.

For the fiscal year 2019, based on the significant decrease in the market value of Cellcom and its results in the last financial year, caused by the greater competition in the cell phone market in Israel as a result of the entry of new competitors, the Group calculated the recoverable value at the end of the year of the telecommunications CGU based on the value in use of the assets. This test resulted in the goodwill attributable to Cellcom for an amount of Ps. 4,919 (NIS 268) being recoverable.

The value in use as of June 30, 2019, was determined by an independent appraiser and was estimated at Ps. 90,601 (NIS 4,936).

The cash flow was calculated based on the budgets approved by management covering a period of 5 years. Subsequent cash flows were estimated based on the long-term growth rate. The main data and assumptions used in the calculation of the value in use were the following:

06.30.19
Net value of the CGU net of taxes	NIS 294
Value of the net operating assets of the telecommunications CGU of Israel (including brands and excluding goodwill)	NIS 3,668
Value of goodwill of the CGU	NIS 268
Annual discount rate after tax	8.5%
Long-term growth rate	1.5%
Long-term market share	25%
ARPU (average monthly income per user) during the representative term (excludes income from international hosting and roaming)	NIS 55.50

The recoverable amount of the CGU would be equal to the book value in the scenarios in which the relevant variables are the following, in the event that the rest of the variables remain constant:

Annual net discount rate after taxes	9.20%
ARPU (average monthly income per user) during the representative term (excludes income from international hosting and roaming)	NIS 53

13.
Rights of use of assets

Below is the composition of the rights of use of the Group´s assets as of June 30, 2020 and June 30, 2019:

	06.30.20	06.30.19
Farmland	2,182	-
Offices, shopping malls and other buildings	4,431	-
Communication networks	11,846	-
Machinery and equipment	37	-
Others	5,111	-
Right-of-use assets	23,607	-

Non-current	23,607	-
Total	23,607	-

Changes in the Group´s rights of use during the fiscal year ended June 30, 2020, were as follows:

06.30.20
IFRS 16 inicial adjustments	17,627
Additions (i)	9,537
Disposals	(4)
Transfer	177
Previsions	74
Amortization charges	(5,800)
Currency translation adjustment	1,915
Deconsolidation	(45)
Valorization	126
Total saldo al cierre	23,607

(i) Includes incorporation by business combination

Depreciation charge for rights of use is detailed below:

	06.30.20	06.30.19
Farmland	273	-
Offices, shopping malls and other buildings	579	-
Communication networks	3,397	-
Others	1,096	-
Depreciation charge of right-of-use assets	5,345	-

Other charges to income related to rights of use were as follows:

06.30.20
Right-of-use interests	(134)
Results from short-term leases	19,610
Results from variable leases not recognized as lease liabilities	797

 The average discount rate and the term of liability for lease recognized as of June 30, 2020 are detailed below:

Agricultural business		Operations Center Argentina		Operations Center Israel
Average discount rate	Maturity date	Average discount rate	Maturity date	Average discount rate	Maturity date
6.9%	2022-2050	10.61%	2023-2041	3%	2022-2090

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the years ended June 30, 2020 and 2019 were as follows:

	Agricultural business
	Sown land-crops	Sugarcane fields		Breeding cattle and cattle for sale	Other cattle	Others	Total
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Balance as of June 30, 2018	142	632	1,080	2,328	134	35	4,351

Non-current (Production)	-	-	-	2,092	39	35	2,166
Current (Consumable)	142	632	1,080	236	95	-	2,185
Balance as of June 30, 2018	142	632	1,080	2,328	134	35	4,351

Purchases	-	-	-	145	362	-	507
Changes by transformation	(142)	142	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	-	1,76	594	(11)	120	-	2,463
Decrease due to harvest	-	(7,899)	(2,622)	-	-	-	(10,521)
Sales	-	-	-	(762)	(3)	-	(765)
Consumptions	-	-	-	(6)	(414)	(5)	(425)
Costs for the year	151	7,259	2,156	895	17	7	10,485
Foreign exchange gain / (loss)	-	2	(31)	(38)	-	-	(67)
Balance as of June 30, 2019	151	1,896	1,177	2,551	216	37	6,028

Non-current (Production)	-	-	-	1,877	29	37	1,943
Current (Consumable)	151	1,896	1,177	674	187	-	4,085
Balance as of June 30, 2019	151	1,896	1,177	2,551	216	37	6,028

Transfers	(156)	156	-	-	-	-	-
Purchases	-	-	-	189	119	-	308
Initial recognition and changes in the fair value of biological assets (i)	-	1,412	1,338	196	83	-	3,029
Decrease due to harvest	-	(10,249)	(3,712)	-	-	-	(13,961)
Sales	-	-	-	(1,731)	(1)	-	(1,732)
Consumptions	-	-	-	(4)	(386)	(8)	(398)
Costs for the period year	473	8,122	2,551	1,157	-	5	12,308
Incorporation by business combination	-	67	-	-	-	-	67
Foreign exchange gain / (loss)	(206)	(251)	(247)	(66)	-	-	(770)
Balance as of June 30, 2020	262	1,153	1,107	2,292	31	34	4,879

Non-current (Production)	-	-	-	1,830	29	34	1,893
Current (Consumable)	262	1,153	1,107	462	2	-	2,986
Balance as of June 30, 2020	262	1,153	1,107	2,292	31	34	4,879

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. 279 and Ps. 109 for the fiscal years ended June 30, 2020 and 2019, respectively. For the fiscal years ended June 30, 2020 and 2019, amounts of Ps. 292 and Ps. (100), was attributable to price changes, and amounts of Ps. (13) and Ps. 209, was attributable to physical changes generated by production result, respectively.

Crops and oilseeds

The Group’s crops generally include crops and oilseeds (corn, wheat, soybean and sunflower) as well as peanut. The Group measures biological assets that have attained significant biological growth at fair value less costs to sell. The Group measures biological assets that have not attained significant biological growth or when the impact of biological transformation on price is not expected to be material, at cost less any impairment losses, which approximates fair value.

Sugarcane

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. This crop’s production requires specific weather conditions (tropical and subtropical climates. The Group recognizes these crops at a fair value net of costs of sales from the moment of planting.

Fair value of biological assets

When an active market exists for biological assets, the Group uses the quoted market price in the principal market as a basis to determine the fair value of its biological. Live cattle is measured at fair value less cost to sell, based on market quoted at an auction involving cattle of the same age, breed and genetic merit adjusted, if applicable, to reflect any difference. When there is no active market or market-determined prices are not available, (for example, unharvested crops with significant growth or growing agricultural produce of sugarcane), the Group determines the fair value of a biological asset based on discounted cash flows models.

These models require the input of highly subjective assumptions including observable and unobservable data. The not observable information is determined based on the best information available for example, by reference to historical information of past practices and results, statistics and agricultural information and other analytical techniques. Key assumptions utilized in this method include future market prices, estimated yields at the point of harvest and estimated future costs of harvesting and other costs.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases.

The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used may result in a significant increase or decrease to the fair value of biological assets recognized at any given time. Cash flows are projected based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value. The valuation models and their assumptions are reviewed periodically, and, if necessary, adjusted.

As of June 30 of each year, the Group’s biological assets that are subject to a valuation model include unharvested crops and sugarcane plantations.

During years ended June 30, 2020 and 2019, there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amount to Ps. 13,975 and Ps. 10,539 for the years ended June 30, 2020 and 2019, respectively.

When no quoted prices are available in an active market, the Group uses a range of valuation models. The following table presents main parameters:

				Sensitivity (i)
				06.30.20		06.30.19
Description	Valuation technique	Parameters	Range fiscal year 2018	Increase	Decrease	Increase	Decrease
Cattle (Level 2)	Comparable market prices	Price per livestock head/kg and per category
Sown land-crops (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices	Argentina
			Yields: 0.61 - 11.05 tn./ha.	93	(93)	191	(191)
			Future of sale prices: 9,283 - 19,964 $/tn	132	(132)	257	(257)
			Operating cost: 2,126 - 20,781 $/ha	(55)	55	(107)	107
			Bolivia:
			Yields: 5.00 tn./ha.	-	-	9	(9)
			Future of sale prices: 160 US$/tn.	-	-	20	(20)
			Operating cost: 56 US$./ha.	-	-	-11	11
Sugarcane fields (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices - Discount rate	Brazil:
			Yields: 84.40 tn/ha	153	(153)	189	(189)
			Future of sale prices: 94.04 Rs./tn.	223	(223)	275	(275)
			Operating cost: 60.16 Rs./tn.	(172)	172	-214	214
			Bolivia:
			Yields: 65 - 104 tn./ha.	14	(14)	-	-
			Future of sale prices: 22.56 US$/tn	29	(29)	(3)	3
			Operating cost: 445 - 461 US$/ha.	(16)	16	3	(3)

(i) Sensitivities for the biological assets measured at Level 3 have been modeled considering a 10% change in the indicated variable, all else being equal.

As of June 30, 2020 and 2019, the better and maximum use of biological assets shall not significantly differ from the current use.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Inventories

Breakdown of Group’s inventories as of June 30, 2020 and 2019 are as follows:

	06.30.20	06.30.19
Crops	2,903	3,152
Materials and supplies	1,803	1,536
Seeds and fodders	296	323
Sugarcane	4	-
Beef	-	160
Agricultural inventories	5,006	5,171
Good for resale and supplies	-	3
Telephones and others communication equipment	1,845	1,689
Fruit	2,912	-
Others	-	30
Total inventories	9,763	6,893

As of June 30, 2020 and 2019 the cost of inventories recognized as expense amounted to Ps. 20,147 and Ps. 15,217, respectively and have been included in “Costs” in the Statements of Income.

16.
Financial instruments by category

The following note presents the financial assets and financial liabilities by category and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade receivables, trade payables in-kind and tax receivables and payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company can refer to at the date of valuation.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data is available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing.

The Group’s Finance Division has a team in place in charge of estimating the valuation of financial assets required to be reported in the Consolidated Financial Statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer ("CFO"). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, as of the end of each reporting period.

According to the Group’s policy, transfers among the several categories of valuation are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2020 are as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost (i)	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
June 30, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	62,180	-	-	-	62,180	18,446	80,626
Investment in financial assets:
- Equity securities in public companies	-	618	248	-	866	-	866
- Equity securities in private companies	-	-	-	3,131	3,131	-	3,131
- Deposits	1,029	66	-	-	1,095	-	1,095
- Bonds	-	8,422	1,555	-	9,977	-	9,977
- Mutual funds	-	4,796	-	-	4,796	-	4,796
- Others	-	2,382	872	250	3,504	-	3,504
Derivative financial instruments:
- Crops options contracts	-	93	-	-	93	-	93
- Crops future contracts	-	16	-	-	16	-	16
- Foreign-currency options contracts	-	-	-	-	-	-	-
- Foreign-currency future contracts	-	17	138	-	155	-	155
- Swaps	-	-	18	-	18	-	18
- Warrants	-	-	-	154	154	-	154
- Others	66	-	21	-	87	-	87
Restricted assets (ii)	8,768	-	-	-	8,768	-	8,768
Financial assets held for sale
- Clal	-	3,636	-	-	3,636	-	3,636
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	29,100	-	-	-	29,100	-	29,100
- Short-term investments	68,647	10,905	-	-	79,552	-	79,552
Total assets	169,790	30,951	2,852	3,535	207,128	18,446	225,574

		Financial liabilities at fair value
	Financial liabilities at amortized cost	Level 1	Level 2	Level 3	Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2020
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	33,296	-	-	-	33,296	8,484	41,780
Borrowings (excluding finance lease liabilities) (Note 22)	450,866	-	-	-	450,866	-	450,866
Finance lease obligations (Note 22)	-	-	-	-	-	-	-
Derivative financial instruments:
- Crops options contracts	-	76	-	-	76	-	76
- Crops futures contracts	-	40	-	-	40	-	40
- Crops options contracts	-	184	54	-	238	-	238
- Swaps	-	-	102	-	102	-	102
- Forwards	-	-	66	-	66	-	66
- Others	-	-	1,029	22	1,051	-	1,051
Total liabilities	484,162	300	1,251	22	485,735	8,484	494,219

Financial assets and financial liabilities as of June 30, 2019 were as follows

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost (i)	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
June 30, 2019
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	53,118	-	-	-	53,118	14,583	67,701
Investment in financial assets:
- Equity securities in public companies	-	1,471	212	-	1,683	-	1,683
- Equity securities in private companies	-	-	-	2,810	2,810	-	2,810
- Deposits	5,707	55	-	-	5,762	-	5,762
- Bonds	-	24,148	1,634	1,040	26,822	-	26,822
- Mutual funds	-	11,077	-	-	11,077	-	11,077
- Others	-	3,671	671	539	4,881	-	4,881
Derivative financial instruments:
- Crops futures contracts	-	15	-	-	15	-	15
- Swaps	-	-	17	-	17	-	17
- Warrants	-	-	-	146	146	-	146
- Crops options contracts	-	49	-	-	49	-	49
- Foreign-currency options contracts	-	46	-	-	46	-	46
- Foreign-currency future contracts	-	3	45	-	48	-	48
- Others	-	-	18	-	18	-	18
Restricted assets (ii)	11,635	-	-	-	11,635	-	11,635
Financial assets held for sale
- Clal	-	24,370	-	-	24,370	-	24,370
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	10,918	-	-	-	10,918	-	10,918
- Short-term investments	80,605	4,617	-	-	85,222	-	85,222
Total assets	161,983	69,522	2,597	4,535	238,637	14,583	253,220

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

		Financial liabilities at fair value
	Financial liabilities at amortized cost (i)	Level 1	Level 2	Level 3	Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2019
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	28,468	-	-	-	28,468	9,350	37,818
Borrowings (excluding finance lease liabilities) (Note 22)	513,980	-	-	-	513,980	-	513,980
Finance lease obligations (Note 22)	394	-	-	-	394	-	394
Derivative financial instruments:
- Crops futures contracts	-	112	-	-	112	-	112
- Foreign-currency contracts	-	38	-	-	38	-	38
- Crops options contracts	-	95	-	-	95	-	95
- Swaps	-	-	206	-	206	-	206
- Others	-	-	1,343	74	1,417	-	1,417
Total liabilities	542,842	245	1,549	74	544,710	9,350	554,060

(i) The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 22).
(ii) Corresponds to deposits in guarantee and escrows.

Liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments Disclosures”. Therefore, finance leases have been shown separately

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	06.30.20			06.30.19
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	64,911	(2,731)	62,180	55,715	(2,597)	53,118
Financial liabilities
Trade and other payables	36,027	(2,731)	33,296	31,065	(2,597)	28,468

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2020
Interest income	317	-	317
Interest earned on operating assets	1,752	-	1,752
Interest expenses	(10,543)	-	(10,543)
Foreign exchange loss	(10,946)	-	(10,946)
Dividends income	15	-	15
Fair value gains financial assets at fair value through profit or loss	-	1,026	1,026
Gain from repurchase of Non-convertible Notes	95	-	95
Gain on financial instruments derived from commodities	-	473	473
Results from derivative financial instruments, net	-	(1,497)	(1,497)
Other financial income	-	-	-
Other financial results	(749)	-	(749)
Net result (i)	(20,059)	2	(20,057)

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2019
Interest income	216	-	216
Interest earned on operating assets	478	-	478
Interest expenses	(7,285)	-	(7,285)
Foreign exchange loss	2,571	-	2,571
Dividends income	16	-	16
Fair value gains financial assets at fair value through profit or loss	-	1,128	1,128
Gain / (loss) from repurchase of Non-convertible Notes	80	-	80
Gain on financial instruments derived from commodities	-	480	480
Results from derivative financial instruments, net	-	560	560
Other financial income	2	-	2
Other financial results	(622)	-	(622)
Net result (i)	(4,544)	2,168	(2,376)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2018
Interest income	883	-	883
Interest earned on operating assets	(240)	-	(240)
Interest expenses	(5,642)	-	(5,642)
Foreign exchange loss	(20,764)	-	(20,764)
Dividends income	105	-	105
Fair value loss in financial assets at fair value through profit or loss	-	2,238	2,238
Loss from repurchase of Non-convertible Notes	-	-	-
Results from derivative financial instruments, net	-	(798)	(798)
Loss from repurchase of Non-convertible Notes	-	(5)	(5)
Gain on financial instruments derived from commodities	-	60	60
Other financial results	(547)	-	(547)
Net result (i)	(26,205)	1,495	(24,710)

Clal

Clal is a holding company that mainly operates in the insurance and pension markets and in segments of pension funds. The Company holds assets and other businesses (such as insurance agencies) and is one of the largest insurance groups in Israel. Clal mainly develops its activities in three operating segments: long-term savings, general insurance and health insurance.

Given that IDBD failed to meet the requirements set forth to have control over an insurance company, on August 21, 2013, the Commissioner required that IDBD granted an irrevocable power of attorney to Mr. Moshe Tery ("the Trustee") for the 51% of the shareholding capital and vote interests in Clal, thus transferring control over that investee. From such date, IDBD recognized its equity interest in Clal as a financial asset held for sale, at fair value through profit or loss.

On December 30, 2014, the Commissioner sent an additional letter setting a term by which IDBD’s control over and equity interests in Clal were to be sold and giving directions as to the Trustee’s continuity in office, among other aspects. Refer to Note 4 and Note 40 of these financial statements for the sale of Clal shares.

The following table presents the changes in Level 3 financial instruments as of June 30, 2020 and 2019:

	Derivative financial instruments - Forwards	Investments in financial assets - Private companies' securities	Investments in financial assets - Others	Investments in financial assets - Warrants	Total
Balance as of June 30, 2018	(55)	2,796	2,222	-	4,963
Additions and acquisitions	-	185	-	-	185
Transfer to level 1 (ii)	-	164	(212)	111	63
Currency translation adjustment	-	(69)	(33)	20	(82)
Gains and losses recognized in the year (i)	(19)	(266)	(398)	15	(668)
Balance as of June 30, 2019	(74)	2,810	1,579	146	4,461
Additions and acquisitions	-	38	-	-	38
Transfer to level 1 (ii)	-	-	-	378	378
Currency translation adjustment	(8)	511	114	265	882
Write off	-	-	(1,052)	(657)	(1,709)
Gains and losses recognized in the year (i)	60	(228)	(391)	22	(537)
Balance as of June 30, 2020	(22)	3,131	250	154	3,513

(i)
Included within “Financial results, net” in the Statements of income.
(ii)
The Group transferred a financial asset measured at fair value from level 3 to level 1, because it began trading in the stock exchange.

During the fiscal year ended June 30, 2020 and 2019, shares of private companies were transferred from level 3 to level 1 when they began trading. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Interest rate swaps	Cash flows - Theoretical price	Interest rate futures contracts and cash flows	Level 2	-
Investments in financial assets - Other private companies’ securities (*)	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flows - Theoretical price
Projected revenue discounted at the discount rate
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

(*) An increase in the discount rate would decrease the value of investments in private companies, while an increase in projected revenues would increase their value.

As of June 30, 2020, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the group.

17.
Trade and other receivables

Group’s trade and other receivables as of June 30, 2020 and 2019 were as follows:

	06.30.20	06.30.19
Trade, leases and services receivable	49,437	46,070
Less: allowance for doubtful accounts	(4,145)	(2,913)
Total trade receivables	45,292	43,157
Prepaid expenses	12,745	9,110
Guarantee deposits	3	3
Tax credits	1,666	1,757
Borrowings granted, deposits, and other balances	8,227	4,513
Others	8,548	6,248
Total other receivables	31,189	21,631
Total trade and other receivables	76,481	64,788

Non-current	29,418	23,393
Current	47,063	41,395
Total	76,481	64,788

Book amounts of Group's trade and other receivables in foreign currencies are detailed in Note 34.

The fair value of current receivables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

Trade accounts receivables are generally presented in the Statements of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows

	06.30.20	06.30.19
Beginning of the year	2,913	2,003
IFRS 15 adjustments	-	209
Recoveries (i)	(122)	(100)
Used during the year	(775)	(508)
Additions (i)	1,164	868
Currency translation adjustment	1,187	697
Deconsolidation	(22)	-
Incorporation by business combination	(194)	-
Transfer to / from assets available for sale	19	-
Inflation adjustment	(25)	(256)
End of the year	4,145	2,913

(i)
The creation and release of the provision for impaired receivables have been included in “Selling expenses” in the Statements of Income (Note.27).

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables (see Note 5). The Group also has receivables from related parties neither of them is due nor impaired.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2020 and 2019 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Statement of Financial Position):

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Leases and services	645	72	124	2,823	847	4,511	9.2%
Consumer financing	-	-	-	-	17	17	0.0%
Sale of properties and developments	203	5	5	6,035	1	6,249	12.6%
Sale of communication equipment	-	-	-	14,721	504	15,225	30.8%
Telecommunication services	1,599	-	481	13,177	2,730	17,987	36.4%
Agricultural products	1,691	284	131	3,259	46	5,411	10.9%
Securities to deposit	3	-	-	34	-	37	0.1%
Total as of 06.30.20	4,141	361	741	40,049	4,145	49,437	100%

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Agricultural products	98	-	20	1,680	35	1,833	4.0%
Shopping leases and services	372	16	16	839	21	1,264	2.7%
Office leases and services	452	134	189	2,970	508	4,253	9.2%
Hotel leases and services	-	-	-	158	-	158	0.3%
Consumer financing	-	-	-	-	25	25	0.1%
Sale of communication equipment	-	-	-	15,323	220	15,543	33.7%
Sale of properties and developments	92	15	15	7,410	28	7,560	16.4%
Telecommunication services	1,726	-	532	11,100	2,076	15,434	33.6%
Total as of 06.30.19	2,740	165	772	39,480	2,913	46,070	100%

18.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2020, 2019 and 2018.

	Note	06.30.20	06.30.19	06.30.18
(Loss) / Profit for the period		21,534	(43,845)	29,519
Profit from discontinued operations		3,546	1,704	(15,773)
Adjustments for:
Income tax	23	8,548	571	(10,195)
Amortization and depreciation	27	687	559	445
(Gain) / Loss from disposal of property, plant and equipment		-	(3)	-
Net (gain) / loss from fair value adjustment of investment properties		(36,582)	41,596	(20,423)
Share-based compensation		-	2	28
Net gain / (loss) from fair value adjustment of investment properties		1,105	(451)	(1,291)
Share-based compensation		-	(3)	-
Loss from disposal of intangible assets		-	-	-
Disposal of intangible assets by TGLT agreement		-	-	(3)
Gain / (Loss) from disposal of subsidiary and associates		-	(1,059)	-
Loss from disposal of trading properties		-	(688)	-
Impairment of other assets		-	-	-
Financial results, net		28,725	2,033	14,858
Provisions and allowances		1,057	935	1,885
Share of loss / (profit) of associates and joint ventures		(7,928)	8,945	3,266
Loss from revaluation of receivables arising from the sale of farmland		-	-	(215)
(Gain) / Loss from repurchase of Non-convertible Notes		1	-	3
Changes in net realizable value of agricultural products after harvest		(707)	46	(802)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(3,588)	(2,470)	(2,013)
Unrealized gain from derivative financial instruments		39	315	288
Other operating results		(8,894)	169	-
Gain from disposal of farmlands		(902)	(715)	(1,783)
Impairment of associates and joint ventures		-	198	-
Result from the revaluation of the participation held before the business combination		-	-	(100)
Granting Plan of actions		-	-	3

Changes in operating assets and liabilities:
Decrease in inventories		631	(1,138)	(1,077)
Decrease in trading properties		(424)	(200)	(357)
Increase in restricted assets		(1,254)	-	-
Increase in right-of-use assets		(1,134)	-	-
Increase in lease liabilities		64	-	-
Decrease / (increase) in trade and other receivables		5,964	486	(716)
Decrease in trade and other payables		(3,163)	(3,677)	1,465
Decrease in salaries and social security liabilities		(378)	(17)	332
Decrease in provisions		(630)	(118)	(77)
Decrease in biological assets		5,585	1,360	1,692
Net variation in derivative financial instruments		117	169	(225)

Net cash generated by continuing operating activities before income tax paid		12,019	4,704	(1,266)
Net cash generated by discontinued operating activities before income tax paid		27,150	23,584	29,079
Net cash generated by operating activities before income tax paid		39,169	28,288	27,813

The following table shows balances incorporated as result of business combination / deconsolidation or reclassification of assets and liabilities held for sale of subsidiaries:

	06.30.20	06.30.19
Investment properties	167,513	(10,489)
Property, plant and equipment	(8,371)	(66,784)
Trading properties	167	-
Intangible assets	3,479	(14,812)
Investments in associates and joint ventures	2,710	(874)
Biological assets	(80)	-
Deferred income tax	1	(289)
Trade and other receivables	(9,332)	(28,425)
Right-of-use assets	(4,281)	-
Investment in financial assets	14,581	(6,813)
Derivative financial instruments	(40)	(55)
Inventories	(2,336)	(14,114)
Restricted assets	230	(218)
Trade and other payables	2,388	54,794
Lease liabilities	2,236	-
Salaries and social security liabilities	75	5,719
Borrowings	(93,677)	50,387
Provisions	50	1,034
Income tax and MPIT liabilities	(107)	17
Deferred income tax liabilities	(21,404)	6,693
Employee benefits	115	3,000
Net amount of non-cash assets incorporated / held for sale	53,917	(21,229)
Cash and cash equivalents	(4,729)	(13,295)
Non-controlling interest	54,629	17,544
Goodwill	374	177
Net amount of assets incorporated / held for sale	104,191	(16,803)
Interest held before acquisition	-	(1,129)
Seller financing	-	(91)
Foreign exchange losses	-	648
Fair value of interest held before business combination	-	(1,356)
Net (outflow) inflow of cash and cash equivalents / assets and liabilities held for sale	104,191	(18,731)

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2020, 2019 and 2018:

	06.30.20	06.30.19	06.30.18
Dividends not collected	(432)	(323)	(271)
Increase in investment properties through an increase in borrowings	-	252	-
Decrease in trade and other receivables through an increase in investments in subsidiaries, associates and joint ventures	-	3,611	-
Decrease in participation in subsidiaries, associates and joint ventures due to transient conversion differences	(1,685)	999	(4,505)
Increase in trade and other receivables through an increase in investments in associates and joint ventures	-	-	17
Increase in property, plant and equipment through a decrease in investment property	-	22	-
Increase in property, plant and equipment through an increase in trade and other payables	796	919	2,068
Decrease in trade and other receivable through an increase in investments in associates and joint venture	-	-	482
Registration of investment properties through a reduction of credits for sale and other credits	-	618	83
Increase in properties for sale through an increase in borrowings	13	18	-
Increase in properties for sale through a decrease in investment properties	-	105	25
Purchase of non-controlling interest through reduction of credits for sale and other credits	765	1,128	-
Decrease in associates and joint ventures through an increase in trade and other receivable	-	1,289	-
Changes in non-controlling interest through a decrease in trade and other receivables	-	-	3,303
Distribution of dividends to non-controlling shareholders pending payment	1,896	(366)	3,660
Increase in property, plant and equipment through a business combination	-	-	(2,157)
Increase in property, plant and equipment through increased borrowings	-	6	22
Increase in non-current trade and other receivables through an increase in current and non-current borrowings	-	-	262
Decrease in investments in associates and joint ventures through dividends pending collection	-	-	26
Increase of trading properties through an interest capitalization	-	-	26
Increase of investment properties through an interest capitalization	-	-	43
Decrease in associates and joint ventures through an increase in assets held for sale	2,230	-	105
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	-	-	9
Dividend payment through increased business debt	-	-	18
Transfers of property, plant and equipment to investment properties	-	-	(1,366)
Grants Action Plan	-	-	3
Increase in Investment Properties through an increase in Other reserves due to the difference between cost and fair value.	-	-	51
Increase in financial operations through a decrease in investments in associates and joint ventures	-	-	155
Increase in trading properties through an increase in trade and other payables	-	-	148
Increase in trading properties through a decrease in credits	-	-	74
Increase in investment properties through a decrease in trading properties	-	-	845
Increase in participation in subsidiaries, associates and joint ventures due to an increase in the reserve share-based payments	(4)	-	-
Decrease in loans through a decrease in financial assets	2,642	-	-
Increase in investment properties through a decrease in financial assets	299	-	-
Increase in intangible assets through an increase in trade and other payabels	532	-	-
Increase in investment in associates through loss of control in subsidiaries	1,437	-	-
Distribution of dividends on shares	634	-	-
Acquisition of investment properties through a decrease in trade and other receivables	30	-	-
Issuance of Negotiable Obligations	23	-	-
Increase in investment properties through an increase in borrowings	87	-	-
Increase of use-rights through a decrease in property, plant and equipment	-	-	-
Increase in investments in financial assets through a decrease in investments in associates and joint ventures	-	-	-
Increase in investment in associates through a decrease in investments in financial assets	919	-	-
Increase in investments in financial assets through a decrease in investment properties	1,279	-	-
Dividends pending collection from associates and joint ventures	-	-	-
Increase in investments in financial assets through a decrease in investment properties	-	-	-
Increase in rights of use through an increase in lease liabilities - Adjustment of opening balances (IFRS 16)	15,205	-	-
Increase in rights of use through an increase in lease liabilities	8,710	-	-

19.
Shareholders’ Equity

Share capital and share premium

The Group's share capital is represented by ordinary shares with a nominal value of 1 peso per share and one vote each. No other activity has been recorded for the fiscal year ended June 30, 2020 in the capital accounts.

Inflation adjustment of share capital

The inflation adjustment related to share capital is allocated to an inflation adjustment reserve that forms part of shareholders' equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Company

Treasury shares

On December 5, 2018, the Board of Directors of Cresud approved the repurchase of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares, under the terms of Article 64 of Law No. 26,831 and the CNV rules, for up to a maximum amount of Ps. 462 million and up to 10% of the share capital in the form of ordinary shares or American Depositary Shares (“ADS”) representative of 10 shares each, up to daily limit of up to 25% of the average volume of daily transactions that the Company's shares have experienced, jointly in the listed markets, during the previous 90 business days, and at a maximum price of up to US$ 15.50 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the value of the exchange rate of the National Bank of at each period. Also, on March 1, 2019, the Board of Directors of Cresud approved the extension of the repurchase term for a period of 30 days in addition to the timely approved.

On March 13, 2019, the above mention plan was completed and the Company acquired the equivalent of 6,394,009 common shares representing 99.97% of the approved program and 1.27% of Cresud's share capital, which correspond to 1,095,009 ordinary shares for a total of Ps. 80 and 529,900 ADRs (representing 5,299,000 ordinary shares) for a total of US$ 6.5 (equivalent to Ps. 381).

On March 14, 2019, the Board of Directors of Cresud approved a new repurchase of shares by the Company and established the terms and conditions for the acquisition of treasury shares by the Company, under the terms of Article 64 of the Law No. 26,831 and the CNV rules, for up to a maximum amount of Ps. 462 million and up to 10% of the share capital in the form of ordinary shares or ADS, up to a daily limit of up to 25% of the average volume of transactions daily that have experienced the shares of the Company, jointly in the markets that it quotes, during the previous 90 business days, and to a maximum of up to US$ 15.50 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the value of the exchange rate of the National Bank of at each period. The repurchase period was set in up to 90 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On June 26, 2019, the repurchase plan was completed, and the Company acquired the equivalent of 6,712,465 ordinary shares representing 99.96% of the approved program and 1.34% of Cresud's share capital which correspond to 3,824,035 ordinary shares for a total of Ps. 263 and 288,843 ADRs (representative of 2,888,430 ordinary shares) for a total of US$ 2.9 (equivalent to Ps. 198).

Legal reserve

According to Law N° 19,550, 5% of the profit of the year is destinated to constitute a legal reserve until it reaches the legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group has not reached the legal limit of this reserve.

Special reserve

The CNV, through General Ruling N° 562/9 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the FACPCE, which adopt the IFRS, IASB for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime. The Group has applied IFRS, as issued by the IASB, for the first time in the year beginning July 1, 2012, with the transition date being July 1, 2011. Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first Financial Statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last Financial Statements prepared in accordance with previously effective accounting standards. The reserve recorded in due course amounted to Ps. 993, which as of June 30, 2018 were fully used to absorb the negative balances in the retained earnings account. During fiscal year ended June 30, 2018, the Company’s Board of Directors decided to change the accounting policy of investment property from the cost method to the fair value method, as allowed by IAS 40.

For this reason, as of the transition date, figures have been modified and, hence, the special reserve as set forth by General Ruling CNV N° 609/12 has been increased to Ps. 3,902, which may only be reversed to be capitalized or to absorb potential negative balances under retained earnings.

Dividends

The Shareholders Meeting held on October 31, 2017, approved a distribution of dividends for Ps. 608, which were paid during the month of November 2017. During the year ended June 30, 2020 and 2018 there was no dividend distribution.

Distribution of treasury shares

In accordance with the resolutions Shareholders' Meeting held on October 30, 2019 and the provisions of the Board of Directors of Cresud on the same day, the distribution of treasury stock of the Company duly acquired by a company took place on November 13, 2019. The number of shares distributed was 13,000,000, which constitutes 0.026 shares per ordinary share and 0.26 per ADS, and a percentage of 2.59% of the capital of Ps. 540 and 2.66% of the net capital which exclude treasury shares of Ps. 537.

20.
Trade and other payables

Group’s trade and other payables as of June 30, 2020 and 2019 were as follows:

	06.30.20	06.30.19
Trade	24,384	21,178
Sales, rental and services payments received in advance	2,123	6,898
Construction obligations	438	1,432
Accrued invoices	1,314	1,836
Deferred incomes	153	-
Admission rights	1,095	-
Deposits in guarantee	109	-
Total trade payables	29,616	31,344
Dividends payable to non-controlling shareholders	382	612
Taxes payable	802	1,459
Construction obligations	-	1,562
Management fees (Note 32)	205	-
Others	10,775	2,841
Total other payables	12,164	6,474
Total trade and other payables	41,780	37,818

Non-current	3,215	3,046
Current	38,565	34,772
Total	41,780	37,818

The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

21.
Provisions

The Group is subject to claims, lawsuits and other legal proceedings in the ordinary course of business, including claims from clients where a third party seeks reimbursement or damages. The Group’s responsibility under such claims, lawsuits and legal proceedings cannot be estimated with certainty. From time to time, the status of each major issue is evaluated and its potential financial exposure is assessed. If the potential loss involved in the claim or proceeding is deemed probable and the amount may be reasonably estimated, a liability is recorded. The Group estimates the amount of such liability based on the available information and in accordance with the provisions of the IFRS. If additional information becomes available, the Group will make an evaluation of claims, lawsuits and other outstanding proceeding, and will revise its estimates.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation (iii)	Onerous contracts (iv)	Other provisions (v)	Total
June 30, 2018	2,524	5,870	395	-	2,285	11,074
Additions	710	18	-	-	292	1,020
Recoveries	(112)	(8)	-	-	-	(120)
Share of profit / (loss) of associates and joint ventures	-	4,019	-	-	-	4,019
Used during the year	(365)	-	(16)	-	-	(381)
Inflation adjustment	(114)	-	-	-	-	(114)
Currency translation adjustment	(31)	(575)	(11)	-	142	(475)
As of June 30, 2019	2,612	9,324	368	-	2,719	15,023
Additions	506	-	36	-	-	542
Transfers	(19)	-	-	-	-	(19)
Incorporated by business combinations	61	-	-	-	-	61
Share of profit / (loss) of associates and joint ventures	-	(8,032)	-	-	-	(8,032)
Used during the year	(751)	(1,096)	-	-	(195)	(2,042)
Inflation adjustment	(86)	-	-	-	-	(86)
Currency translation adjustment	397	(178)	77	-	215	511
As of June 30, 2020	2,720	18	481	-	2,739	5,958

	06.30.20	06.30.19
Non-current	3,328	12,357
Current	2,630	2,666
Total	5,958	15,023

(i)
Additions and recoveries are included in "Other operating results, net"
(ii)
Corresponds to the equity interest in New Lipstick with negative equity in 2019 and Puerto Retiro in 2020 and 2019. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".
(iii)
The Group’s companies are required to recognize certain costs related to the dismantling of assets and remediation of sites from the places where such assets are located. The calculation of such expenses is based on the dismantling value for the current year, taking into consideration the best estimate of future changes in prices, inflation, etc. and such costs are capitalized at a risk-free interest rate. Volume projections for retired or built assets are recast based on expected changes from technological rulings and requirements.
(iv)
Provisions for other contractual obligations include a series of obligations resulting from a contractual liability or law, regarding which there is a high degree of uncertainty as to the terms and the necessary amounts to discharge such liability.
(v)
In November 2009, PBC’s Audit Committee and Board of Directors approved the agreement with Rock Real whereby the latter would look for and propose to PBC the acquisition of commercial properties outside Israel, in addition to assisting in the negotiations and management of such properties. In return, Rock Real would receive 12% of the net income generated by the acquired property. Pursuant to amendment 16 of the Israel Commercial Act 5759-1999, the agreement must be ratified by the Audit Committee before the third year after the effective date; otherwise, it expires. The agreement has not been ratified by the audit committee within such three-year term, so in January 2017 PBC issued a statement that hinted at the expiration of the agreement and informed that it would begin negotiations to reduce the debt. The parties have appointed an arbitrator that should render a decision on the dispute. The remaining corresponds to provisions related to investment properties.

Cresud

On February 23, 2016, a class action was filed against IRSA, the Company, some first-line managers and directors with the District Court of the USA for the Central District of California. The complaint, on behalf of people holding American Depositary Receipts of IRSA between November 3, 2014 and December 30, 2015, claims presumed violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to IRSA’s investment in IDBD.

Such complaint was voluntarily waived on May 4, 2016 by the plaintiff and filed again on May 9, 2016 with the US District Court by the East District of Pennsylvania.

Furthermore, the Companies and some of its first-line managers and directors are defendants in a class action filed on April 29, 2016 with the US District Court of the East District of Pennsylvania. The complaint, on behalf of people holding American Depositary Receipts of the Company between May 13, 2015 and December 30, 2015, claims violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the IRSA’s investment in IDBD.

Subsequently, Cresud and IRSA requested that the complaint be moved to the district of New York, which request was later granted.

On December 8, 2016, the Court appointed the representatives of each presumed class as primary plaintiffs and the lead legal advisor for each of the classes. On February 13, 2017, the plaintiffs of both classes filed a document containing certain amendments. The Company and IRSA filed a petition requesting that the class action brought by IRSA’s shareholders should be dismissed. On April 12, 2017, the court suspended the class action filed by the Company’s shareholders until the Court decides on the petition of dismissal of such class action. Filing information on the motion to dismiss the collective remedy filed by shareholders of IRSA was completed on July 7, 2017.

On September 10, 2018, the New York Court issued an order granting the motion to dismiss the IRSA Case in its entirety.

On September 24, 2018, Plaintiff in the Cresud Case filed a document acknowledging that the Cresud Class Action complaint should be dismissed for the same reasons set forth in the Court’s September 10, 2018 order in the IRSA Case, subject to a right of appeal.

On October 9, 2018, the Plaintiff in the IRSA Case filed a notice of appeal to the United States Court of Appeals for the Second Circuit. On December 12, 2018, Plaintiff in the Cresud Case filed a notice of voluntary dismissal, with prejudice. On December 13, 2018, Plaintiff moved to dismiss the appeal of the IRSA Case in the Second Circuit upon agreement with IRSA and Cresud that the parties shall bear their own costs and fees in the litigation, including the appeal, and that no fees are due. Accordingly, the Second Circuit dismissed Plaintiff’s appeal on December 18, 2018.

The IRSA and Cresud case are fully resolved without any penalty for the Group.

Claims against Cellcom and its subsidiaries

In the ordinary course of business, Cellcom receives various consumer complaints, mainly through collective actions. They allege excess collections, breach of agreements with customers and failure to comply with established norms or licenses, which could cause harm to consumers.

In addition, the Company receives other claims from employees, subcontractors, suppliers and authorities, generally in relation to non-compliance with the provisions of the law with respect to payments upon termination of employment relationships, breach of contracts, violation of copyright and patents or disputes for payments demanded by the authorities.

Claims against PBC

On July 4, 2017, PBC was served notice from the tax authority of Israel of income tax official assessments based on a “better assessment” of taxes for the years 2012-2015, and concluded that PBC is required to pay approximately NIS 187 (including interest) since compensation of losses is not admitted.

In the opinion of legal advisors to PBC, the Company has sound arguments against the Revenue Administration’s position and will file its objection to it. As of the date of these Consolidated Financial Statements, there is no provision in relation to this claim.

DIC class action

On October 3, 2018 it was sent an action and a motion to approve that action as a class action (jointly – the "Motion"), which had been filed within the District Court of Tel Aviv Yafo (the "Court") against the Group; against Mr. Eduardo Elsztain, the controlling person of the Company (the "Controlling Person"), who serves as chairman of the Company's board of directors; against directors serving in the Group who have an interest in the Controlling Person; and against additional directors and officers serving in the Company (all jointly – the "Respondents"), in connection with the exit of the Company's share, on February 1, 2018, from the TA 90 and TA 125 indices, whereon it had been traded on the Tel Aviv Stock Exchange Ltd. up to that date (the "Indices"), by an applicant alleging to have held the Group's shares prior to February 1, 2018.

In the Motion, the Court is requested, inter alia, to approve the action as a class action and to charge the Respondents with compensating the members of the group according to the damage caused them. The estimated amount is approximately NIS 17.6 million.

The Company believes that it acted lawfully and as required in all that pertains to the subject of the Motion, and accordingly, after having preliminarily reviewed the Group's Motion, believes that it is unfounded.

IDBD class action

On October 3, 2018, an action and a motion to approve a class action had been filed with the District Court in Tel Aviv Yafo (jointly – the "Motion"). The Motion has been filed, against IDBD, against Dolphin IL, against Mr. Eduardo Elsztain and against the Official Receiver, and in it, the Court was requested to hold that the Transaction was not in compliance with the provisions of the Centralization Law, to appoint a trustee over DIC's shares owned by the respondents and to order the payment of monetary damages to the public shareholders in DIC for the alleged preservation of the pyramidal structure in IDBD, at a scope of between NIS 58 and NIS 73.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The bulk of the Applicant's allegations is that the Group continues to be the Controlling Person in DIC (potentially and effectively) even after the completion of the sale of DIC shares to DIL as described in Note 4 in the Annual Financial Statements (the “transaction”) and that the controlling person of IDBD (in his capacity as chairman of the Board of Directors and controlling person of DIC as well) had a personal interest separate from the personal interest of the minority shareholders in DIC, in the manner of implementation of the Centralization Law's provisions, and that he and the Group breached the duty of good faith and the duty of decency toward DIC, and additionally the controlling person of IDBD breached his duty of trust and duty of care toward DIC, this being, allegedly, due to the fact that the decision regarding the preferred alternative for complying with the Centralization Law's Provisions was not brought before DIC's general meeting. The Applicant further alleges deprivation of the minority shareholders in DIC.

Having preliminarily reviewed the Motion, the Management believes that it is unfounded and that once the transaction is consummated , IDBD complies with the provisions of the Concentration Law.

22.
Borrowings

The breakdown and the fair value of the Group borrowings as of June 30, 2020 and 2019 was as follows:

	Book value		Fair value
	06.30.20	06.30.19	06.30.20	06.30.19
Non-convertible notes	369,287	425,831	298,047	419,520
Bank loans and others	75,234	79,815	63,467	78,198
Bank overdrafts	4,610	1,540	3,480	1,540
Other borrowings (i)	1,736	7,188	7,004	9,943
Total borrowings (ii)	450,867	514,374	371,998	509,201

Non-current	344,946	427,836
Current	105,921	86,538
Total	450,867	514,374

(i) Includes financial leases for Ps. 394 as of June 30, 2019.
(ii) Includes Ps. 335,532 and Ps. 423,774 as of June 30, 2020 and 2019, respectively, corresponding to the Operations Center in Israel.

As of June 30, 2020 and 2019, total borrowings include collateralized liabilities (seller financing, leases and bank loans) of Ps. 16,062 and Ps. 21,349, respectively. These borrowings are mainly collateralized by investment properties and property, plant and equipment of the Group (Notes 9 and 10).

Borrowings also include liabilities under finance leases where the Group is the lessee. Information regarding liabilities under finance leases is disclosed in Note 24.

The terms of the loans include standard covenants for this type of financial operations. As of the date of these financial statements, the Group has complied with the covenants contemplated in its respective loan agreements, with the exception of an IDBG loan, which was reclassified to current loans, since it breached a term that determined the IDBD debt rating (company that guaranteed that loan). The amount thereof is NIS 153.

The maturity of the Group's borrowings (excluding obligations under finance leases) is as follows:

	06.30.20	06.30.19

Stock:
Less than one year	103,794	81,504
Between 1 and 2 years	69,111	69,117
Between 2 and 3 years	118,779	52,231
Between 3 and 4 years	38,644	118,343
Between 4 and 5 years	34,803	44,665
More than 5 years	83,298	142,990
	448,429	508,850
Do not accrue interest:
Less than one year	2,113	4,661
Between 1 and 2 years	82	60
Between 2 and 3 years	96	58
Between 3 and 4 years	30	274
Between 4 and 5 years	47	29
More than 5 years	70	48
	2,438	5,130
Finance lease obligations	-	394
	450,867	514,374

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows a detail of evolution of borrowing during the years ended June 30, 2020 and 2019:

	06.30.20	06.30.19
Balance at the beginning of the year	514,374	525,524
Borrowings	51,434	15,604
Payment of borrowings	(78,147)	(10,285)
Obtention / (payment) of short term loans, net	(2,647)	2,420
Interests paid	(23,586)	(6,846)
Accrued interests	26,222	26,171
Cumulative translation adjustment and exchange differences, net	80,583	(4,145)
Deconsolidation	(102,749)	(15,391)
Changes in fair value of third-party loans	-	(29)
Repurchase of non-convertible notes	(14,688)	(2,638)
Inflation adjustment	(1,074)	(15,717)
Incorporation by business combination	2,028	-
Transfer to / from assets available for sale	(883)	-
Reclassifications and other movements	-	(294)
Balance at the end of the year	450,867	514,374

The following tables shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2020 and 2019.

	06.30.20
	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	US Dollar	NIS	Total
Fixed rate:
Argentine Peso	8,390	-	-	-	-	-	8,390
Brazilian Reais	-	1,716	-	-	-	-	1,716
US Dollar	92,863	118	-	557	157	(1,251)	92,444
Bolivian pesos	-	-	-	-	-	1,533	1,533
NIS	-	-	-	-	-	190,137	190,137
Subtotal fixed-rate borrowings	101,253	1,834	-	557	157	190,419	294,220
Floating rate:	-
Argentine Peso	2,083	-	-	-	-	-	2,083
Brazilian Reais	-	5,250	-	-	-	-	5,250
US Dollar	4,201	-	-	-	-	-	4,201
NIS	-	-	-	-	-	145,113	145,113
Subtotal floating rate borrowings	6,284	5,250	-	-	-	145,113	156,647
Total borrowings as per analysis	107,537	7,084	-	557	157	335,532	450,867
Finance lease obligations	-	-	-	-	-	-	-
Total borrowings as per Statement of Financial Position	107,537	7,084	-	557	157	335,532	450,867

	06.30.19
	Argentine Peso	Brazilian Reais	Bolivian Peso	Uruguayan Peso	US Dollar	NIS	Total
Fixed rate:
Argentine Peso	1,567	-	-	-	-	-	1,567
Brazilian Reais	-	2,439	-	-	-	-	2,439
US Dollar	77,3	6	-	483	131	12,806	90,726
Bolivian pesos	-	-	5	-	-	-	5
NIS	-	-	-	-	-	242,851	242,851
Subtotal fixed-rate borrowings	78,867	2,445	5	483	131	255,657	337,588
Floating rate:	-
Argentine Peso	1,167	-	-	-	-	-	1,167
Brazilian Reais	-	2,799	-	-	-	-	2,799
US Dollar	4,310	-	-	-	-	-	4,31
NIS	-	-	-	-	-	168,116	168,116
Subtotal floating rate borrowings	5,477	2,799	-	-	-	168,116	176,392
Total borrowings as per analysis	84,344	5,244	5	483	131	423,773	513,98
Finance lease obligations	394	-	-	-	-	-	394
Total borrowings as per Statement of Financial Position	84,738	5,244	5	483	131	423,773	514,374

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following describes the debt issuances made by the Group for the years ended June 30, 2020, and 2019:

					Interest
Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	rate	Principal payment	Interest payment
CRESUD	Class XXIII	feb-18	USD 113	02/16/2023	6.50% n.a.	At expiration	biannual
CRESUD	Class XXIV	nov-18	USD 73.6	11/14/2020	9.00% n.a.	At expiration	quarterly
CRESUD	Class XXV	jul-19	USD 59.6	07/11/2021	9.00% n.a.	At expiration	biannual
CRESUD	Class XXVI	jan-20	ARS 1,095	01/30/2021	Bladar +650pts	At expiration	quarterly
CRESUD	Class XXVII	jan-20	USD 5.7	07/30/2021	7.45% n.a.	At expiration	quarterly
CRESUD	Class XXVIII	jan-20	USD 27.5	04/30/2021	9% n.a.	At expiration	quarterly
PBC	SERIE I	jul-18	NIS 507	06/29/2029	3.95% n.a.	At expiration	Quarterly	(1)
PBC	SERIE j	may-19	NIS 515	12/31/2029	4.15% n.a.	At expiration	Annual
Gav - Yam	SERIE H	sep-17	NIS 424	06/30/2034	2.55% n.a.	Annual payments since 2019	biannual	(1)
Gav - Yam	SERIE A	jul-18	NIS 320	10/31/2023	3.55% n.a.	Annual payments since 2021	biannual	(1)
Gav - Yam	SERIE H	sep-18	NIS 596	06/30/2024	2.55% n.a.	Annual payments since 2019	annual	(1)
Gav - Yam	SERIE A	dic-18	NIS 351	10/31/2023	3.55% n.a.	Annual payments since 2021	biannual
Cellcom	SERIE L	jan-18	NIS 401	01/05/2028	2.5% n.a.	Annual payments since 2023	annual	(1)
Cellcom	SERIE K	jul-18	NIS 220	07/05/2026	3.55% n.a.	Annual payments since 2021	annual	(1)
Cellcom	SERIE K	dic-18	NIS 187	01/07/2026	3.55% n.a.	Annual payments since 2021	annual
Cellcom	SERIE L	dic-18	NIS 213	01/15/2028	2.50% n.a.	Annual payments since 2023	annual
IRSA	Class I 2nd tranch	aug-19	USD 85	11/15/2028	10.00% n.a.	At expiration	quarterly
IRSA	Class II	aug-19	CLP 31,503	08/06/2020	10.50% n.a.	At expiration	quarterly	(1)
IDBD	Serie 15	nov-19	NIS 237	06/30/2022	4.70% n.a	Two payments	quarterly
IRSA	Class II	may-20	ARS 354	02/19/2021	Badlar.+ 0.6%n.a.	At expiration	quarterly	(1)
IRSA	Cass IV	may-20	USD 51	05/19/2021	7% n.a.	At expiration	quarterly
IRSA	Class V	may-20	USD 9	05/19/2022	9% n.a.	At expiration	quarterly

(1) Corresponds to an expansion of the series.

23.
Income tax

The Group’s income tax has been calculated on the estimated taxable profit for each year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

Argentine tax reform

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

Dividends: Tax on dividends distributed by Argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years of the Company ending June 30, 2019 and 2020 paid to argentine individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

Income tax: Corporate income tax would be gradually reduced to 30% for fiscal years commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal years beginning after January 1, 2020, inclusive.

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. Once the option is exercised for a particular asset, all other assets in the same category must be revalued. The tax result that originates the revaluation is not subject to the income tax and the special tax on the revaluation amount will not be deductible from said tax. Through regulations (Decree 353/2018 and 613/2018, and General Resolution (AFP) 4287), the National Executive Power has been extending the date for the exercise of the option, based on the international context and the greater volatility that it is observed in the financial variables that affect the decision regarding the exercise of the option. The expiration of the term for the exercise of this option for companies with fiscal year end as of June 30, was July 31, 2019.

The Group has analyzed the impacts of the option mentioned above and has chosen for the application of the optional tax revaluation in some companies of the Group.

Tax inflation adjustment: Law 27,430 establishes the following rules for the application of the inflation adjustment in income tax: (i) the update of the cost for goods acquired or investments made in the fiscal years that begin as of January 1, 2018 (applicable to IRSA for the year end June 30, 2019), considering the percentage variations of the CPI provided by the National Institute of Statistics and Census (INDEC); and (ii) the application of the adjustment set forth in Title VI of the Income Tax Law when a percentage of variation -of the aforementioned index price - accumulated in thirty-six (36) months prior to the fiscal year end that is liquidated, is greater than 100%, or, with respect to the first, second and third year after its validity, this procedure will be applicable in case the accumulated variation of that index price, calculated from the beginning of the first of them and until the end of each year, exceeds 55%, 30% and 15% for the first, second and third year of application, respectively. At the end of this year, there has been an accumulative variation of 55.72% in the index price that exceeds the expected condition of 55% for the application of the adjustment in said first year. Consequently, the tax inflation adjustment has been applied and the cost of goods acquired during the year 2019 has been updated as established in article 58 of the Argentine Income Tax Law.

In addition, the argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. As of the date of presentation of these Financial Statements, some aspects are pending regulation by the National Executive Power.

US tax reform

In December 2017, a bill was passed to reform the Federal Taxation Law in the United States. The reform included a reduction of the corporate tax rate from 35% to 21%, for the tax years 2018 and thereafter. The reform has impact in certain subsidiaries of the Group in the United States.

The details of the provision for the Group’s income tax, is as follows:

	06.30.20	06.30.19	06.30.18
Current income tax	(793)	(764)	530
Deferred income tax	(7,611)	110	9,900
MPIT	(144)	83	(235)
Income tax	(8,548)	(571)	10,195

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Brazil	25% - 34%
Uruguay	0% - 25%
Bolivia	25%
U.S.	0% - 40%
Bermudas	0%
Israel	23% - 24%

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2020, 2019 and 2018:

	06.30.20	06.30.19	06.30.18
Tax calculated at the tax rates applicable to profits in the respective countries	(10,481)	11,196	(1,271)
Permanent differences:
Tax inflation adjustment	(4,420)	(6,271)	-
Share of profit / (loss) of associates and joint ventures	1,074	(1,370)	(436)
Unrecognized tax loss carry-forwards (i)	(898)	(1,987)	334
Expiration of tax loss carry-forwards	14	-	(177)
Provision for unrecoverability of tax loss carry-forwards	(2,150)	(3,428)	(2,094)
Changes in fair value of financial instruments and sale of shares (ii)	-	(425)	1
Change of tax rate	3,116	431	11,517
Non-taxable profit	(687)	(1,383)	(625)
Non-deductible expenses	1,718	(176)	210
Others	80	1,856	2,726
Inflation adjustment permanent difference	4,086	986	10
Income tax from continuing operations	(8,548)	(571)	10,195

(i)
Corresponds mainly to holding companies in the Operations Center in Israel.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Deferred tax assets and liabilities of the Group as of June 30, 2020 and 2019 will be recovered as follows:

	06.30.20	06.30.19
Deferred income tax assets to be recovered after more than 12 months	16.954	13.785
Deferred income tax assets to be recovered within 12 months	1.299	2.611
Deferred income tax assets	18.253	16.396

	06.30.20	06.30.19
Deferred income tax liabilities to be recovered after more than 12 months	(67.089)	(55.482)
Deferred income tax liabilities to be recovered within 12 months	(3.422)	(21.653)
Deferred income tax liabilities	(70.511)	(77.135)
Total deferred income tax (liabilities) assets, net	(52.258)	(60.739)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2020 and 2019, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At the beginning	Business combinations and reclassification to other assets held for sale	Foreign exchange gain	Charged to the Statement of Income	Reserve for changes of non-controlling interest	Deconsolidation (see Note 4 (l))	Use of tax loss carry-forwards	At the end
June 30, 2020
Assets
Trade and other payables	6,207	(1)	929	(898)	-	-	(464)	5,773
Tax loss carry-forwards	8,509	-	864	978	-	-	(89)	10,262
Others	1,680	(3)	161	297	83	-	-	2,218
Subtotal assets	16,396	(4)	1,954	377	83	-	(553)	18,253
Liabilities
Investment properties and property, plant and equipment	(65,762)	(601)	1,401	(9,586)	-	220	16,119	(58,209)
Biological assets	(552)	-	79	(207)	-	-	-	(680)
Trade and other receivables	(957)	-	-	(36)	-	-	-	(993)
Investments	(78)	-	(86)	64	-	-	-	(100)
Intangible assets	(2,439)	-	(549)	412	-	-	-	(2,576)
Tax inflation adjustment	(4,721)	(36)	-	(1,998)	-	-	-	(6,755)
Borrowings	(1,139)	-	(304)	416	-	-	-	(1,027)
Inventories	(783)	(3)	144	(53)	-	-	-	(695)
Others	(704)	(638)	(585)	2,647	-	-	(196)	524
Subtotal liabilities	(77,135)	(1,278)	100	(8,341)	-	220	15,923	(70,511)
(Liabilities) / Assets, net	(60,739)	(1,282)	2,054	(7,964)	83	220	15,370	(52,258)

	At the beginning	Business combinations and reclassification to other assets held for sale	Foreign exchange gain	Charged to the Statement of Income	Reclassification of opening amounts	Use of tax loss carry-forwards	At the end
June 30, 2019
Assets
Trade and other payables	5,017	-	208	982	-	-	6,207
Tax loss carry-forwards	14,019	-	(332)	(5,178)	-	-	8,509
Others	2,185	-	(74)	(740)	309	-	1,680
Subtotal assets	21,221	-	(198)	(4,936)	309	-	16,396
Liabilities
Investment properties and property, plant and equipment	(74,324)	-	1,139	8,439	69	(1,085)	(65,762)
Biological assets	(386)	-	2	(168)	-	-	(552)
Trade and other receivables	(577)	-	3	(383)	-	-	(957)
Investments	(32)	-	(14)	(32)	-	-	(78)
Intangible assets	(3,213)	-	282	492	-	-	(2,439)
Tax inflation adjustment	-	-	-	(4,721)	-	-	(4,721)
Borrowings	(1,385)	-	100	146	-	-	(1,139)
Inventories	(217)	-	32	(598)	-	-	(783)
Others	(2,830)	-	674	1,452	-	-	(704)
Subtotal liabilities	(82,964)	-	2,218	4,627	69	(1,085)	(77,135)
(Liabilities) / Assets, net	(61,743)	-	2,020	(309)	378	(1,085)	(60,739)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years, while in Israel they do not expire. Tax loss carry forward in Bolivia expire within 3 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.

As of June 30, 2020, the Group's recognized tax loss carry forward prescribed as follows:

Jurisdiction	06.30.20	Date of generation	Due date
Argentina	3	2016	2021
Argentina	12	2017	2022
Argentina	2,998	2018	2023
Argentina	1,277	2019	2024
Argentina	5,177	2020	2025
Bolivia	1	2011-2020	Do not expire
Do not expire	4,074
Total cumulative tax loss carry-forwards	13,542

The Group assesses the realizability of deferred income tax assets, by considering whether it is probable that some portion or all of the deferred income tax assets will not be realized. In order to make this assessment, Management considers the scheduled reversal of deferred income tax liabilities, projected business and tax planning strategies.

On this basis, it is estimated that as of June 30, 2020, all deferred tax assets and tax credits will be realized.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of Ps. 491,228 and Ps. 358,210 as of June 30, 2020 and 2019, respectively. Although management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 97 and Ps. 93 as of June 30, 2020 and 2019, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

On June 30, 2020 and 2019, the Group recognized a deferred liability in the amount of Ps. 975 and Ps. 1,010, respectively, related to the potential future sale of one of its subsidiaries shares.

IDBD and DIC assess whether it is necessary to recognize deferred tax liabilities for the temporary differences arising in relation to its investments in subsidiaries; in this respect, IDBD, DIC and PBC estimate that if each of them is required to dispose of its respective holdings in subsidiaries, they would not be liable to income tax on the sale and, for such reason, they did not recognize the deferred tax liabilities related to this difference in these Consolidated Financial Statements.

24.
Leases

The Group as lessee

Operating leases

In the ordinary course of business, the Group enters into several operating lease agreements. Group conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. Rent expense for the years ended as of June 30, 2020, 2019 and 2018 amounted to Ps. 694, Ps. 290.2 and Ps. 478, respectively and is included in the line item "Costs" in the Statement of Income.

The Group is also using land in the Province of Salta under rights of use agreement (the "Anta Agreement") for which the Group is currently paying a rent fee of 10% of the production. Rent expense paid for the years ended as of June 30, 2020, 2019 and 2018 amounted to Ps. 111, Ps. 79 and Ps. 98, respectively and is included in the line item "Costs" in the Statement of Income.

The Group leases property or spaces for administrative or commercial use both in Argentina and in Israel, under operating leases. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 32). The amounts involved are not material for any of the periods filed.

The future aggregate minimum lease payments the Group will have to cancel under non-cancellable operating leases were as follows:

	06.30.20	06.30.19	06.30.18
No later than 1 year	2,614	10,577	6,190
Later than 1 year and not later than 5 years	5,824	16,320	11,969
More than 5 years	2,580	2,259	2,885
	11,018	29,156	21,044

The Group as lessor

Operating leases (Shopping malls, offices and other buildings)

In the segments Shopping malls and Offices and Others in the Operations Center in Argentina and in the segment Real Estate of the Operations Center in Israel, the Group enters into operating lease agreements typical in the business. Given the diversity of properties and lessees, and the various economic and regulatory jurisdictions where the Group operates, the agreements may adopt different forms, such as fixed, variable, adjustable leases, etc. For example, in the Operations Center in Argentina, operating lease agreements with lessees of Shopping malls generally include escalation clauses and contingent payments. In Israel, agreements tend to be agreed upon for fixed amounts, although in some cases they may include adjustment clauses. Income from leases are recorded in the Statement of Income under rental and service income in all of the filed periods.

Rental properties are considered to be investment property. Book value is included in Note 9. The future minimum proceeds generated from non-cancellable operating leases from Group’s Shopping malls, offices and other buildings are as follows:

	06.30.20	06.30.19	06.30.18
No later than 1 year	1,304	14,228	12,201
Later than 1 year and not later than 5 years	23,752	32,007	54,923
More than 5 years	11,490	22,994	20,052
	36,546	69,229	87,176

Operating leases (Farmlands)

From time to time, the Group leases certain farmlands. The leases have an average term of one crop year. Rental income is generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased or based on a fixed amount in dollars per hectare leased.

The future aggregate minimum lease proceeds under non-cancellable operating leases from the Group are as follows:

	06.30.20	06.30.19	06.30.18
No later than 1 year	131	94	65
Later than 1 year and not later than 5 years	159	260	172
More than 5 years	-	8	18
	290	362	255

Finance leases:

The Group does not act as a lessor in connection with finance leases.

25.
Revenues

	06.30.20	06.30.19	06.30.18
Beef	6,705	6,205	5,190
Crops	12,339	7,007	5,842
Sugarcane	3,420	2,855	2,205
Cattle	1,428	672	775
Supplies	1,126	825	452
Dairy	-	557	255
Consignment	642	620	289
Advertising and brokerage fees	792	1,000	417
Agricultural rental and other services	993	257	809
Income from agricultural sales and services	27,445	19,998	16,234
Trading properties and developments	785	1,169	304
Communication services	-	-	-
Sale of communication equipment	-	-	-
Rental and services	10,143	15,723	16,590
Hotel operations, tourism services and others	4,280	3,162	2,626
Total revenues	42,653	40,052	35,754

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
Costs

	06.30.20	06.30.19	06.30.18
Other operative costs	27	26	38
Cost of property operations	27	26	38
Beef	5,476	5,554	4,890
Crops	10,536	6,632	4,730
Sugarcane	3,222	2,488	2,097
Cattle	1,746	780	806
Supplies	901	851	357
Dairy	-	-	185
Consignment	703	143	72
Advertising and brokerage fees	500	428	331
Agricultural rental and other services	295	286	429
Costs of agricultural sales and services	23,379	17,162	13,897
Trading properties and developments	737	397	-
Communication services	-	-	-
Sale of communication equipment	-	-	-
Rental and services	2,399	5,252	5,807
Hotel operations, tourism services and others	3,250	1,877	1,943
Total costs	29,792	24,714	21,685

27.
Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2020, 2019 and 2018.

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 06.30.20
Leases, services charges and vacant property costs	10	177	36	23	246
Depreciation and amortization	1,477	482	191	14	2,164
Doubtful accounts	-	96	-	290	386
Advertising, publicity and other selling expenses	-	554	-	133	687
Taxes, rates and contributions	50	516	127	1,431	2,124
Maintenance and repairs	95	2,012	368	8	2,483
Fees and payments for services	36	2,614	572	122	3,344
Director's fees	-	-	655	-	655
Payroll and social security liabilities	604	3,121	1,680	281	5,686
Cost of sale of goods and services	-	1,049	-	-	1,049
Cost of sale of agricultural products and biological assets	-	13,187	-	-	13,187
Supplies and labors	9,027	5,679	2	97	14,805
Freights	84	58	-	1,354	1,496
Commissions and bank charges	-	6	108	-	114
Conditioning and clearance	-	-	-	193	193
Travel, library expenses and stationery	52	54	82	27	215
Interconnection and roaming expenses	-	113	-	-	113
Fees to other operators	-	-	-	-	-
Others	873	74	49	123	1,119
Total expenses by nature as of 06.30.20	12,308	29,792	3,870	4,096	50,066

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 06.30.19
Leases, services charges and vacant property costs	11	186	62	21	280
Depreciation and amortization	628	389	160	10	1.187
Doubtful accounts	-	6	-	125	131
Advertising, publicity and other selling expenses	-	597	26	181	804
Taxes, rates and contributions	54	677	132	1.299	2.162
Maintenance and repairs	106	2.380	340	12	2.838
Fees and payments for services	32	2.074	600	117	2.823
Director's fees	-	-	991	-	991
Payroll and social security liabilities	557	3.630	1.967	272	6.426
Cost of sale of goods and services	-	882	-	-	882
Cost of sale of agricultural products and biological assets	-	8.078	-	-	8.078
Supplies and labors	8.606	5.527	2	48	14.183
Freights	66	38	-	705	809
Commissions and bank charges	-	78	86	3	167
Conditioning and clearance	-	-	-	131	131
Travel, library expenses and stationery	68	65	128	29	290
Interconnection and roaming expenses	-	-	-	-	-
Fees to other operators	-	-	-	-	-
Others	357	107	59	45	568
Total expenses by nature as of 06.30.19	10.485	24.714	4.553	2.998	42.750

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 06.30.18
Leases, services charges and vacant property costs	5	132	52	20	209
Depreciation and amortization	538	285	150	10	983
Doubtful accounts	-	8	-	212	220
Advertising, publicity and other selling expenses	-	746	14	228	988
Taxes, rates and contributions	57	688	160	1,021	1,926
Maintenance and repairs	126	2,576	347	22	3,071
Fees and payments for services	14	940	629	110	1,693
Director's fees	-	-	742	-	742
Food, beverage and other lodging expenses	-	108	8	25	141
Payroll and social security liabilities	654	3,915	1,709	272	6,550
Cost of sale of goods and services	-	234	-	-	234
Cost of sale of agricultural products and biological assets	-	6,879	-	-	6,879
Supplies and labors	5,061	5,025	3	29	10,118
Freights	57	3	-	883	943
Bank commissions and expenses	-	-	26	-	26
Conditioning and clearance	-	-	-	165	165
Travel, library expenses and stationery	43	8	22	8	81
Interconnection and roaming expenses	-	-	-	-	-
Fees to other operators	-	-	-	-	-
Others	945	138	141	62	1,286
Total expenses by nature as of 06.30.18	7,500	21,685	4,003	3,067	36,255

28.
Other operating results, net

	06.30.20	06.30.19	06.30.18
Gain from commodity derivative financial instruments	473	480	60
(Loss) / Gain from disposal of associates	(7)	(161)	-
Fair value of interest held before business combination	-	-	1,356
Currency translation adjustment reversal	-	-	512
Operating interest expense	1,282	478	(240)
Gain from agreement with TGLT	-	-	203
Contingencies	(142)	(109)	(101)
Donations	(110)	(222)	(169)
Others (i)	273	(80)	18
Total other operating results, net	1,769	386	1,639

(i)
As of June 30, 2018, includes the favorable ruling of a trial in the Operations Center in Israel for an amount of approximately Ps. 1,254. Includes legal costs and expenses Includes legal costs and expenses.

29.
Financial results, net

	06.30.20	06.30.19	06.30.18
Financial income
Interest income	317	216	883
Dividends income	15	16	105
Other financial income	-	2	-
Total financial income	332	234	988
Financial costs
Interest expenses	(10,543)	(7,285)	(5,642)
Loss on debt swap (Note 21)	-	-	-
Other financial costs	(749)	(622)	(547)
Less: capitalized financial costs	122	255	38
Total financial costs	(11,170)	(7,652)	(6,151)
Other financial results:
Exchange differences, net	(10,946)	2,571	(20,764)
Fair value results of financial assets and liabilities at fair value through profit or loss	1,026	1,128	2,238
Loss from repurchase of Non-convertible notes	95	80	(5)
(Loss) / Gain from derivative financial instruments (except commodities)	(1,497)	560	(798)
Total other financial results	(11,322)	4,339	(19,329)
Inflation adjustment	189	(492)	(346)
Total financial results, net	(21,971)	(3,571)	(24,838)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Earnings per share

(a)
Basic

Basic earnings per share amounts are calculated in accordance with IAS 33, by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Group and held as treasury shares.

	06.30.20	06.30.19	06.30.18
Loss for the year from continuing operations attributable to equity holders of the parent	8,420	(26,092)	2,460
Profit for the year from discontinued operations attributable to equity holders of the parent	(4,190)	(2,756)	4,113
Profit / (Loss) for the year attributable to equity holders of the parent	4,230	(28,848)	6,573
Weighted average number of ordinary shares outstanding	(499)	489	497
Basic earnings per share	(8.47)	(58.99)	13.23

(b)
Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2018, the Group holds treasury shares associated with incentive plans with potentially dilutive effect, therefore, diluted earnings per share is as follows:

06.30.18
Loss for the year from continuing operations attributable to equity holders of the parent	2,460
Profit for the year from discontinued operations attributable to equity holders of the parent	4,113
Profit for the year per share attributable to equity holders of the parent	6,573
Weighted average number of ordinary shares outstanding	516
Diluted earnings per share	12.73

Given that the results for the years ended June 30, 2019 and 2017 showed losses, there is no diluted effect of said results.

31.
Employee benefits and share-based payments

Incentive Plan

The Group has an equity incentive plan, created in September 30, 2011, which aims at certain selected employees, directors and top management of the Company, IRSA and IRSA CP (the “Participants”). Participation in the plan was voluntary and employees were invited to participate by the Board.

Under the Incentive Plan, entitle the Participants to receive shares ("Contributions") of the Company and IRSA, based on a percentage of their annual bonus for the years 2011, 2012 and 2013, providing they remain as employees of the Company for at least five years, among other conditions, required to qualify such Contributions (except in case of disability or death, where there is no time limit). Contributions shall be held by the Company and IRSA, and as the conditions established by the Plan are verified, such contributions shall be transferred to the Participants only when the employees retire from the Company. In spite of this, the economic rights of the shares in the portfolio assigned to said participants will be received by them.

As of June 30, 2020, 2019 and 2018, a reserve has been set up under Shareholders’ equity as a result of this Incentive Plan for Ps. 55, Ps. 54 and Ps. 97, respectively, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary leaves the Group before the term and/or the conditions required to qualify for the benefits of said plan are met at each fiscal year-end.

For the fiscal years ended June 30, 2018, the Group has incurred a charge related to the Incentive Plan of Ps. 30 and total cost was recorded considering that the vesting period has elapsed.

During the fiscal years ended June 30, 2020, 2019 and 2018, the Group granted 0.48, 0.52 and 0.45 million shares, respectively, corresponding to the Participants’ Contributions.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows

	06.30.20	06.30.19	06.30.18
At the beginning	5,346,643	5,485,194	5,834,676
Granted	(519,766)	(518,731)	(349,482)
Disposals	-	-	-
At the end	4,826,877	4,966,463	5,485,194

The fair value determined at the time of granting the plan after obtaining all the corresponding authorizations was Ps. 25.3 per share of IRSA and Ps. 17.71 per share of Cresud. This fair value was estimated by taking into account the market price of the shares of the Company on said date.

Defined contribution plan

The Group operates a defined contribution plan (the “Plan”) which covers certain selected managers from Argentina. The Plan was effective as from January 1, 2006. Participants can make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and up to 15% of their annual bonus (“Extraordinary Contributions”). Under the Plan, the Group matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

All contributions are invested in funds administered outside of the Group. Participants or their assignees, as the case may be, will have access to the 100% of the Company contributions under the following circumstances:

 (i) ordinary retirement in accordance with applicable labor regulations;
(ii) total or permanent incapacity or disability;
(iii) death.

In case of resignation or termination without fair cause, the manager will receive the Group’s contribution only if he or she has participated in the Plan for at least 5 years.

Contributions made by the Group under the Plan amount to Ps. 55 and Ps. 65 for the fiscal years ended June 30, 2020 and 2019, respectively.

Share base plans associated with certain key members of the management - Israel

DIC and Cellcom have granted an options benefit plans to key management personnel. For the years ended June 30, 2020, 2019 and 2018, the Group has incurred an expense in relation to said benefit plans of Ps. 11, Ps. 68 and Ps. 71, respectively.

The following table shows the detail of the options pending at year-end:

	DIC	Cellcom
Exercise price range of outstanding options	NIS 6.90 – 12.5	NIS 15.05 – 27.7
Average price of outstanding options	NIS 6.72	NIS 17.8
Amount of outstanding options	2,124,000	759,332
Average remaining useful life	4.43 years	3.4 years

The fair value of the options was calculated according to the Black-Scholes method, which included assumptions such as the value of the share at the date of granting the plan, expected volatility, expected life of the option or the risk-free rate.

Employee benefits - Israel

Benefits to hired employees include post-employment benefits, retirement benefits, share-based plans and other short and long-term benefits. The Group’s liabilities in relation to severance pay and/or retirement benefits of Israeli employees are calculated in accordance with Israeli laws.

	June 30, 2020	June 30, 2019	June 30, 2018
Present value of unfunded obligations	-	615	703
Present value of funded obligations	1,363	819	825
Total present value of defined benefits obligations (post-employment)	1,363	1,434	1,528
Fair value of plan assets	(936)	(1,245)	(1,316)
Recognized liability for defined benefits obligations	427	189	212
Liability for other long-term benefits	793	682	33
Total recognized liabilities	1,220	871	245
Assets designed for payment of employee benefits	(773)	(683)	-
Net position from employee benefits	447	188	245

Employee long-term incentive - Brasilagro

On October 2, 2017, the Shareholders approved the creation of the Long Term Incentive Plan based on Shares (or "ILPA Plan"). By the terms of the ILPA Plan, participants will be entitled to receive a number of shares if they remain in the Company during certain period of time and comply with certain key performance indicators ("KPIs"). The terms of the ILPA Plan determine that the Board of Directors will have broad powers to implement the ILPA Plan and take all necessary measures for its implementation.

The shares to be granted under the ILPA Plan may not exceed at any time the maximum and cumulative amount of 2% of the shares issued by the Company.

The first award of incentives was approved by the Board of Directors on June 18, 2018, the date on which the First ILPA Program was approved and the beneficiaries, the number of shares to be delivered, the vesting period and the KPIs to be reached were defined.

The vesting period for the first ILPA Program is between October 2, 2017 and October 2, 2019 and the participants were selected among those who acted as company’s employees at the beginning of the vesting period considering their position in the company and its related remuneration as of that date.

Certain KPIs must be achieved for shares to be delivered to participants, in addition to remain in the Company until the end of the vesting period. One of the KPIs is to reach a certain percentage of valuation in the price of AGRO3 shares during the vesting period: If this percentage is not reached, the participants will not be entitled to receive any share. In the event that the KPI for the valuation of the shares is fulfilled, the number of shares to be delivered will vary in 3 ranges depending on the level of achievement of another 3 KPI, in addition to being adjusted by the dividends per share distributed during the vesting period, as well as an increase in a fixed amount if the value of the share is above the floor value.

The fair value of the benefit was estimated at Ps. 0.11. In the initial measurement of the fair value of the benefit, the price of the AGRO3 per share was considered on the date of granting and the probable quotation of the share price is projected at the end of the vesting period based on the past performance of the price per share in a period of 1 year and 4 months (compatible with the period between the granting in June 2018 and the end of the vesting period in October 2018). Considering the volatility of the AGRO3 share, the probability of the price per share at the end of the vesting period was determined to reach the value necessary to comply with the KPI.

To determine the number of shares and the amount of the remuneration expense, the Company determines for each year the estimated amount of shares to be delivered based on its best estimate of the amount of each of the 3 KPIs which do not depend on the price of the shares and the dividends to be paid in the same vesting period. The amount of the expense is adjusted based on said estimate and the effects recognized prospectively. The estimated expense is recognized as of the granting in June 2018 ratably during the vesting period between October 2, 2017 and October 2, 2019.

In the year ended June 30, 2020, compensation expenses and remuneration charges are Ps. 48.7 (Ps. 21.2 and Ps. 57.8 as of June 30, 2019 and 2018, respectively) and the accumulated amount is Ps. 83.

32.
Related party transactions

In the normal course of business, the Group conducts transactions with different entities or parties related to it. All transactions are carried out in accordance with market parameters.

Remunerations of the Board of Directors

The Act N° 19,550 provides that the remuneration of the Board of Directors, where it is not set forth in the Company’s by-laws, shall be fixed by the Shareholders' Meetings. The maximum amount of remuneration that the members of the Board are allowed to receive, including salary and other performance-based remuneration of permanent technical-administrative functions, may not exceed 25% of the profits.

Such maximum amount will be limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where the total of profits is distributed.

Some of the Group's Directors are hired under the Employment Contract Act N° 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination. The remuneration of directors for each fiscal year is based on the provisions established by the Act N° 19,550, taking into consideration whether such directors perform technical-administrative functions and depending upon the results recorded by the Company during the fiscal year. Once such amounts are determined, they should be approved by the Shareholders’ Meeting.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Senior Management remuneration

The members of the Senior or Top Management are appointed and removed by the Board of Directors, and perform functions in accordance with the instructions delivered by the Board itself.

The Society’s Senior Management is composed of as follows:

Name	Date of birth	Position	Current position since
Alejandro G. Elsztain	03/31/1966	General Manager	1994
Carlos Blousson	09/21/1963	General Manager of Operations in Argentina and Bolivia	2008
Matías I. Gaivironsky	02/23/1976	Administrative and Financial Manager	2011
Alejandro Casaretto	10/15/1952	Regional Agricultural Manager	2008

The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's backgrounds, capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Members of the senior management participate in defined contributions and share-based incentive plans that are described in Note 30, respectively.

The aggregate compensation to the Senior Management of the Operations Center in Argentina for the year ended June 30, 2020 amounts to Ps. 16.1.

Corporate Service Agreement with IRSA and IRSA CP

Considering that IRSA, Cresud and IRSA CP have operating overlapping areas, the Board of Directors considered it convenient to implement alternatives that allow reducing certain fixed costs of its activity, in order to reduce its impact on operating results, taking advantage of and optimizing the individual efficiencies of each of the companies in the different areas that make up the operational administration.

For this purpose, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services (“Framework Agreement”) was signed, between IRSA, Cresud and IRSA CP, which was periodically modified, the last update being on June 28, 2019.

Under this Framework Agreement, corporate services are currently provided in the following areas: Corporate Human Resources, Administration and Finance, Planning, Institutional Relations, Compliance, Shared Services Center, Real Estate Business Administration, Directory to distribute Real Estate, HR Real Estate Business, Security, Corporate Legal Management, Corporate Environment, Technical Management Infrastructure and Services, Purchasing and Contracting, Management and Enabling, Investments, Government Affairs, Hotels, Fraud Prevention, Bolivar, Proxy, General Management to distribute, Directory Security.

Under this agreement, the companies entrusted to an external consultant the semiannual review and evaluation of the criteria used in the process of liquidating corporate services, as well as the distribution bases and supporting documentation used in the aforementioned process, through the preparation of a semi-annual report.

It should be noted that the operation under comment allows Cresud, IRSA and IRSA CP to maintain absolute independence and confidentiality in their strategic and commercial decisions, being the allocation of costs and benefits made on the basis of operational efficiency and equity, without pursuing individual economic benefits for each of the companies.

Offices and Shopping malls spaces leases

The offices of our President are located at 108 Bolivar, in the Autonomous City of Buenos Aires. The property has been rented to Isaac Elsztain e Hijos S.A., a company controlled by some family members of Eduardo Sergio Elsztain, our president, and to Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and some of its family members.

In addition, Tarshop, BACS, BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Visa S.A. rent offices owned by IRSA CP in different buildings.

Furthermore, we also let various spaces in our Shopping malls (stores, stands, storage space or advertising space) to third parties and related parties such us Tarshop S.A. and BHSA.

Lease agreements entered into with associates included similar provisions and amounts to those included in agreements with third parties.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the employees. The main members of Fundación IRSA's Board of Directors are Eduardo S. Elsztain (President), Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It funds its activities with the donations made by us, IRSA and IRSA CP. Fundación Museo de los Niños is a non-profit association, created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA.

Fundación Museo de los Niños acts as special vehicle for the development of "Museo de los Niños, Abasto" and "Museo de los Niños, Rosario". On October 29, 1999, our shareholders approved the award of the agreement “Museo de los Niños, Abasto” to Fundación Museo de los Niños.

On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA whereby it loaned 3,800 square meters of the area built in the Abasto Shopping Mall for a total term of 30 years, and on November 29, 2005, shareholders of IRSA CP approved another agreement entered into with Fundación Museo de los Niños whereby 2,670.11 square meters built in the Shopping Mall Alto Rosario were loaned for a term of 30 years. Fundación IRSA has used the available area to house the museum called “Museo de los Niños, Abasto” an interactive learning center for kids and adults, which was opened to the public in April 1999.

Legal services

The Group hires legal services from Estudio Zang, Bergel & Viñes, at which Saúl Zang was a founding partner and sits at the Board of Directors of the Group companies.

Hotel services

Our company and related parties sometimes rent from NFSA and Hoteles Argentinos S.A. hotel services and conference rooms for events.

Purchase-Sale of goods and/or services hiring

In the normal course of its business and with the aim of make resources more efficient, in certain occasions purchase and/or hire services which later sells and/or recover for companies or other related parties, based upon their actual utilization.

Sale of advertising space in media

Our company and our related parties frequently enter into agreements with third parties whereby we sell/acquire rights of use to advertise in media (TV, radio stations, newspapers, etc.) that will later be used in advertising campaigns. Normally, these spaces are sold and/or recovered to/from other companies or other related parties, based on their actual use.

Purchase-sale of financial assets

Cash surplus are usually invested in several instruments that may include those issued by related companies acquired at issuance or from unrelated third parties through transactions in the secondary market.

Investment in investment funds managed by BACS

The Group invests parts of liquid funds in mutual funds managed by BACS among other entities.

Borrowings

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities between the group’s companies and/or other related parties. These borrowings accrue interests at market rates.

Financial and service operations with BHSA

The Group works with several financial entities in the Argentine market for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include BHSA and its subsidiaries. BHSA and BACS usually act as underwriters in Capital Market transactions. In addition, we have entered into agreements with BHSA, who provides collection services for our shopping malls.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

San Bernardo lease

The Company leased in January 2019 a farm in the Province of Córdoba owned by San Bernardo de Córdoba S.A. (formerly Isaac Elsztain e hijos S.C.A), continuing the lease held in August 2015, for a fraction of 12,590 hectares.

The lease was agreed for 12,590 hectares and the price was set at the amount of pesos equivalent to 2.5 kg of meat per hectare. The price of meat will be set taking into account the price per kilo of meat determined by the I.N.M.L (cattle index of the Liniers Market) reported on the website of said Market. Additionally, a production prize equivalent to 15% of the kilos produced in excess of 175,000 was agreed for the total of the existing property.

Consulting Agreement

In accordance with the terms of the Consulting Agreement, in force as from November 7, 1994, and its amendments, CAMSA provides us with advisory services on matters related to activities and investments included agricultural, real estate, financial and hotel operations, among others. An 85% of the capital stock of CAMSA is held by one of our shareholders and President of our Board of Directors, while the remaining 15% of the capital stock is owned by our First Vice President.

Based on the terms and conditions of the Consulting Agreement, CAMSA provides us with the following services:

● advise in relation to investing in all aspects of the agricultural business, real estate, financial, and hotel operations, among others, and business proposals;
● acts on behalf of our company in such transactions, negotiating prices, terms and conditions and other terms of each transaction; and
● provides advisory services on investments in securities related to such transactions.

As regards the Consulting Agreement, in consideration for its services we pay CAMSA an annual fee equal to 10% of our annual net income after tax. During fiscal year 2020, Ps. 238 was recognized in results for fee services. During fiscal year 2019, no charge was recognized. On January 10, 2019, the deferred fees for the 2012-2016 period and the accrued fees from 2017 to June 2018 corresponding to the management agreement signed with CAMSA for the total amount of Ps. 1,217 were paid. The payment was made approximately one third in cash, one third with shares of IRSA and one third with shares of IRSA CP, both owned by the Company.

The Consulting Agreement can be revoked by any of the parties upon prior written notice that should not exceed 60 days. If we revoke the Consulting Agreement without cause, we will be liable to pay CAMSA twice the average fee amounts paid for management services during the two fiscal years preceding such revocation.

The following is a summary presentation of the balances with related parties as of June 30, 2020 and 2019:

Item	06.30.20	06.30.19
Trade and other payables	(351)	(422)
Borrowings	(225)	(80)
Trade and other receivables	1,129	1,917
Investments in Financial Assets	290	255
Total	843	1,670

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the years ended June 30, 2020, 2019 and 2018:

Related party	06.30.20	06.30.19	Description of transaction
Agro Uranga S.A.	-	14	Sale of goods and / or services receivable
New Lipstick LLC	17	15	Reimbursement of expenses receivable
	(83)	(68)	Loans payable
	-	1,354	Loans granted
Condor	290	255	Public companies securities
	-	23	Dividends receivables
Other associates and joint ventures (i)	90	17	Leases and/or rights of use receivable
	9	-	Leases and/or rights of use payable
	-	2	Shared-based compensation receivable
	(29)	(12)	Loans payable
	-	2	Loans granted
	219	-	Sale of goods and / or services payable
	131	12	Reimbursement of expenses
	(1)	(6)	Reimbursement of expenses payable
Total associates and joint ventures	643	1,608
CAMSA and its subsidiaries	(205)	-	Fees payable
	1	46	Reimbursement of expenses receivable
BHN Vida	(56)	-	Reimbursement of expenses payable
LRSA	-	37	Leases and/or rights of use receivable
	-	392	Dividends receivables
IRSA Real Estate Strategies LP	125	-	Reimbursement of expenses
Taaman	-	(18)	Leases and/or rights of use payable
PBS Real Estate Holdings S.R.L	508	-	Financial operations payable
Other related parties (ii)	-	(100)	Other liabilities
	-	3	Other receivables
	(57)	-
	-	(3)	Legal services payable
	19	-	Leases and/or rights of use receivable
Total other related parties	335	357
IFISA	6	-	Financial operations receivable
Total Parent Company	6	-
Directors and Senior Management	(145)	(295)	Fees payable
	4	-
Total Directors and Senior Management	(141)	(295)
Total	843	1,670

(i) Includes Agrofy Global, BHSA, Lipstick, Tarshop, Mehadrin, Austral Gold Ltd., Cyrsa S.A., NPSF, Puerto Retiro, Shufersal and Quality.
(ii) Includes Estudio Zang, Bergel & Viñes, Lartiyrigoyen, SAMSA and Museo de los Niños.

Related party	06.30.20	06.30.19	06.30.18	Description of transaction
Agrofy S.A.	-	3	14	Management fees / Directory
Agro-Uranga S.A.	-	-	8	Sale of goods and/or services
Banco de Crédito y Securitización S.A.	55	58	46	Leases and/or rights of use
	(5)	-	-	Financial operations
Condor	-	-	306	Financial operations
Tarshop S.A.	-	63	-	Leases and/or rights of use
ISPRO-MEHADRIN	-	32	318	Sale of goods and/or services
Other associates and joint ventures	10	63	72	Leases and/or rights of use
	-	-	9	Fees and remunerations
	(141)	32	91	Corporate services
	40	11	3	Financial operations
Total associates and joint ventures	(41)	262	867
CAMSA and its subsidiaries	(227)	-	(1,568)	Management fee
Taaman	-	49	428	Corporate services
Willi-Food International Ltd.	-	-	392	Corporate services
Other related parties (i)	(4)	34	29	Leases and/or rights of use
	(25)	(17)	(25)	Fees and remunerations
	-	-	12	Corporate services
	(4)	(9)	(9)	Legal services
	-	3	68	Financial operations
	-	(35)	(35)	Donations
Total other related parties	(260)	25	(708)
IFISA	5	-	168	Financial operations
Total Parent Company	5	-	168
Directors	(32)	(68)	(43)	Compensation of Directors and senior management
	(437)	(588)	(517)	Fees and remunerations
Senior Management	(18)	(58)	(69)	Compensation of Directors and senior management
Total Directors and Senior Management	(487)	(714)	(629)
Total	(783)	(427)	(302)

(i)
Includes Estudio Zang, Bergel & Viñes, Isaac Elsztain e Hijos S.C.A., San Bernando de Córdoba S.A., Fundación IRSA, Hamonet, BHN Sociedad de Inversión, BACS Administradora de Activos S.A., BHN Seguros Generales S.A. and BHN Vida S.A.

The following is a summary of the transactions with related parties for the years ended June 30, 2020 and 2019:

Related party	06.30.20	06.30.19	Description of transaction
Manibil	94	34	Irrevocable contributions
Uranga Trading S.A.	-	34	Irrevocable contributions
Puerto Retiro	18	29	Irrevocable contributions
Quality	51	78	Irrevocable contributions
Total contributions	163	175
Uranga Trading S.A.	-	13	Dividends paid
Total dividends paid	-	13
Agro-Uranga S.A.	27	30	Dividends received
Shufersal	431	714	Dividends received
Nave by the sea	-	51	Dividends received
Banco Hipotecario	-	122	Dividends received
Condor	34	123	Dividends received
Emco	17	93	Dividends received
La Rural S.A.	-	466	Dividends received
Manaman	-	114	Dividends received
Mehadin	-	152	Dividends received
Nuevo Puerto Santa Fe S.A.	41	15	Dividends received
Gav-Yam	1,436	-	Dividends received
Total dividends received	1,986	1,880
TGLT S.A.	1,501	-	Compra y canje de acciones
Gav-Yam	1,436	-	Dividends received
Total other transactions	2,937	-

33.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	Total as of 06.30.20	Total as of 06.30.19	Total as of 06.30.18
Inventories at the beginning of the period / year	7,712	10,948	18,660	31,891	37,024
Adjustment previous periods (IFRS 15 and 9)	-	-	-	(8,963)	-
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	2,194	-	2,194	1,372	742
Changes in the net realizable value of agricultural products after harvest	707	-	707	(46)	46
Deconsolidation	-	(167)	(167)	(706)	(15,459)
Capitalized finance costs	-	13	13	18	26
Currency translation adjustment	(878)	8,894	8,016	(2,063)	13,232
Acquisition for business combination	-	-	-	-	912
Transfers	(381)	105	(276)	160	(754)
Harvest	11,453	-	11,453	8,623	6,672
Acquisitions and classifications	8,907	62,015	70,922	71,925	53,058
Consume	(2,810)	-	(2,810)	(5,236)	369
Disposals due to sales	-	(20)	(20)	-	(25)
Adquisition for business combination	-	284	284	-	-
Expenses incurred	3,521	-	3,521	2,813	2,839
Inventories at the end of the period / year	(7,046)	(12,762)	(19,808)	(18,660)	(31,891)
Costs as of 06.30.20	23,379	69,310	92,689	-	-
Costs as of 06.30.19	17,162	63,966	-	81,128	-
Costs as of 06.30.18	13,897	52,894	-	-	66,791

(i) Includes biological assets (see Note 13.)
(ii) Includes trade properties (see Note 11).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

34.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.20	Total as of 06.30.19
Assets
Trade and other receivables
US Dollar	66	70.26	4,970	4,934
Euros	11	78.87	947	211
Trade and other receivables related parties
US Dollar	4	70.26	322	234
Total Trade and other receivables			6,239	5,379
Investment in financial assets
US Dollar	55	70.26	4,166	5,844
Pounds	1	86.90	84	74
Total Investment in financial assets			4,250	5,918
Derivative financial instruments
US Dollar	1	70.26	88	66
Total Derivative financial instruments			88	66
Cash and cash equivalents
US Dollar	221	70.26	16,732	18,370
Euros	20	78.87	1,668	111
Chilean Pesos	-	-	-	2
Total Cash and cash equivalents			18,400	18,483
Total Assets			28,977	29,846

Liabilities
Trade and other payables
US Dollar	208	70.46	15,811	12,135
Euros	3	87.36	328	55
Total Trade and other payables			16,139	12,190
Borrowings
US Dollar	1,308	70.46	99,246	85,540
Total Borrowings			99,246	85,540
Derivative financial instruments
US Dollar	4	70.46	310	103
Total Derivative financial instruments			310	103
Total Liabilities			115,695	97,833

(1)
Exchange rate as of June 30, of each year according to Banco Nación Argentina records.
(2)
Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(3)
The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (see Note 15).

35.
Groups of assets and liabilities held for sale

As mentioned in Note 4, the investment in Israir has been reclassified to "Group of assets and liabilities held for sale".

Pursuant to IFRS 5, assets and liabilities held for sale have been valued at the lower between their carrying value and fair value less cost of sale. Given some assets’ carrying value was higher, an impairment loss of Ps. 501 has been recorded for the year ended June 30, 2017.

The following table shows the main assets and liabilities classified as held for sale:

	06.30.20	06.30.19
Property, plant and equipment	39,529	6,942
Intangible assets	1,475	146
Investments in associates	241	643
Deferred income tax assets	876	312
Income tax credit	3	-
Inventories	382	-
Trade and other receivables	2,822	3,233
Cash and cash equivalents	1,842	1,102
Total group of assets held for sale	47,170	12,378
Trade and other payables	11,186	5,216
Salaries and social security liabilities	536	-
Employee benefits	416	311
Deferred income tax liability	2,133	55
Provisions	13	-
Borrowings	11,175	3,177
Total group of liabilities held for sale	25,459	8,759
Total net financial assets held for sale	21,711	3,619

36.
Results from discontinued operations

The results of discontinued operations include the operations of IDBD / DIC for the years ended June 30, 2020, 2019 and 2018, as further explained in Note 1 A).

	06.30.20	06.30.19	06.30.18
Revenues	111,485	107,316	253,256
Costs	(79,931)	(75,102)	(182,473)
Gross profit	31,554	32,214	70,783
Net gain from fair value adjustment of investment properties	(3,218)	5,256	5,952
General and administrative expenses	(10,626)	(9,835)	(11,257)
Selling expenses	(14,556)	(13,178)	(46,969)
Impairment of associates	(2,659)	-	-
Other operating results, net (i)	20,112	1,069	29,098
Profit from operations	20,607	15,526	47,607
Share of profit of associates and joint ventures	1,559	149	(111)
Profit before financial results and income tax	22,166	15,675	47,496
Financial income	1,449	2,172	1,102
Finance costs	(18,330)	(19,501)	(25,367)
Other financial results	(8,650)	2,075	(4,645)
Financial results, net	(25,531)	(15,254)	(28,910)
Profit before income tax	(3,365)	421	18,586
Income tax	(181)	(2,125)	(2,813)
Profit for the period from discontinued operations	(3,546)	(1,704)	15,773

Profit for the period from discontinued operations attributable to:
Equity holders of the parent	(4,190)	(2,756)	4,113
Non-controlling interest	644	1,052	11,660

Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	13.78	(5.64)	8.28
Diluted	13.23	(5.64)	7.97

37.
Economic framework of the Group’s business

The Company does business in a complex framework due to the macroeconomic conditions, whose main variables have recently shown high volatility, and also due to regulatory, social and political conditions, both at a national and international level.

Its operating income may be affected by the fluctuations in the inflation rate and in the exchange rate at which the peso is converted into other currencies, mainly the US dollar, the variations in interest rates, which have an impact on the cost of capital, the changes in governmental policies, capital controls and other local and international political or economic events.

In December 2019, a new coronavirus strain (SARS-COV-2), causing a severe acute respiratory syndrome (COVID-19), appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary actions intended to prevent the spread of the virus, including, travel bans, border shutdowns, closing of non-essential businesses, instructions to residents to practice social distancing and implementation of lockdowns, among others. The ongoing pandemic and these extraordinary governmental actions are affecting the worldwide economy and have rendered global financial markets highly volatile.

The first case of COVID-19 in Argentina was reported on March 3, 2020. As of September 21, 2020, more than 600,000 COVID-19 cases had been confirmed in Argentina. As a result, the Argentine Government implemented a series of health measures designed for the preventive and mandatory social isolation of the population nationwide that started on March 19, 2020 and was extended many times, most recently until October 11, 2020 (such extension may extend over time as long as the epidemiologic situation continues), which affected the domestic economy. Such measures are: the extension of the public health emergency situation, the total shutdown of the borders, the suspension of international and domestic flights and mid- and long-distance passenger land transportation, the suspension of artistic shows and sports events, the closing of non-essential businesses, including shopping malls and hotels.

These measures have significantly affected Argentine companies, which have faced drops in income and the deterioration of their flow of payments. In this context, the Argentine Government announced several actions intended to tackle the financial crisis of the companies adversely affected by the COVID-19 pandemic. In addition to the stagnation of the Argentine economy, there is an international crisis caused by the COVID-19 pandemic. In view of this scenario, a severe downturn in the Argentine economy is expected.

After several negotiations between the Argentine Government and the bondholders, the Argentine Government announced the execution of an agreement in principle with the main groups of bondholders in order to avoid the default. On August 28, 2020, the Government informed that the holders of 93.55% of the aggregate outstanding principal amount of all bonds have accepted a debt exchange and, on August 31, 2020, the Argentine Government obtained the consents required to exchange and/or amend 99.01% of the aggregate outstanding principal amount of all series of eligible bonds. As of the date of these financial statements, the new bonds are already being traded on the market.

However, the Government still faces the challenge of arriving at a successful renegotiation of the debt with the IMF. A favorable outcome for Argentina and the restructuring of its debt with the IMF would have a positive impact on the Argentine economy in the mid- and long-term. On the contrary, failure to reach an agreement with foreign private creditors might lead Argentina to default on its sovereign debt and, as a result, this situation may trigger restrictions on the companies’ ability to obtain new financing.

At a local level, the following circumstances may be noted:

●
In June 2020, the Estimador Mensual de Actividad Económica (“EMAE”) reported by the National Institute of Statistics and Census (Instituto Nacional de Estadísticas y Censos or INDEC) recorded a (12.3)% variation compared to the same month in 2019 and a (7.4)% variation compared to the previous month.
●
The market expectations survey prepared by the Central Bank in July 2020 called Relevamiento de Expectativas de Mercado (“REM”) forecasts that the retail inflation rate for 2020 will be 39.5%. The REM analysts foresee a (12.5)% decrease in the real GDP for 2020. In turn, they foresee a recovery in the economy for 2021 that will grow up to 5.6%. The economy is expected to grow during the third quarter of 2020 as the effects of the pandemic are perceived as transitory and economic recovery is expected to start soon.
●
The year-over-year inflation rate as of June 30, 2020 was 42.8%.
●
From July 2019 to June 2020, the peso depreciated 66% compared to the US dollar at the average wholesale exchange rate quoted by Banco de la Nación Argentina. In view of the foreign exchange restrictions in force since 2019, the gap between the official peso/US dollar exchange rate and the peso/US dollar exchange rate offered in the black market is almost 75%. This has an impact on the level of economic activity and detrimentally affects the reserves of the Argentine Central Bank. In addition, the current foreign exchange restrictions or those that may be imposed in the future may impair the Company’s ability to access the Sole Free FX Market (Mercado Único Libre de Cambio or MULC) to purchase the currency required to meet its financial obligations.

On September 15, 2020, the Argentine Central Bank issued Communication “A” 7106 which establishes, among other things, that entities with principal maturities falling due between October 15, 2020 and March 31, 2021 related to the issuance of foreign-currency denominated publicly-registered debt securities in Argentina by private sector clients or by the entities themselves, must submit to the Argentine Central Bank a refinancing plan based on the following criteria: (a) the net amount for which access to the foreign exchange is granted within the original terms must not exceed 40% of the principal amount due, and (b) the remaining principal amount must have been refinanced through new foreign debt with an average life of at least 2 years. Therefore, the Company is analyzing the impact of this provision in order to comply with the Central Bank’s requirements in due time and manner, if applicable.

Series I Non-convertible Notes having a par value of USD 181,518,707 and other bank debts shall become due on November 15, 2020.

COVID-19 Pandemic

As it arises from the ‘Economic framework of the Group’s business’ note, the COVID-19 pandemic is having an adverse impact on both the global and the Argentine economy and the Company’s business. Although the COVID-19 pandemic has had an impact nationwide on the business conducted by the Company, it is still too early to assess the total scope of its impact.

Below follows a description of the expected effects of the COVID-19 pandemic on the Company as of the date of these financial statements:

Agricultural business

The agricultural business of Cresud and its subsidiaries in Brazil, Paraguay and Bolivia continued to operate relatively normally; since the agricultural activity has been considered an essential activity in the countries where the Company operates. In any case, the effect of Covid-19 could cause changes in demand on a global scale and affect the prices of commodities in the international and local markets in the short term.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban properties and investments business

Operations Center in Argentina

●
As a consequence of the preventive and mandatory social isolation, shopping malls across the country have been closed since March 20, 2020. Only those stores engaged in essential activities remain open such as pharmacies, supermarkets and banks whereas some food and clothing stores are offering delivery services and selling products on WhatsApp. In May and June, these measures were relaxed and certain activities were resumed in some marketplaces in the Argentine provinces such as Salta, Mendoza, Santa Fe and Córdoba. Actually, the shopping malls Alto Noa, Mendoza Plaza, Alto Rosario, La Ribera and Córdoba Shopping reopened under strict health and safety protocols providing for reduced shopping hours, social distancing and access controls. The shopping mall in Neuquén was reopened in July 2020 whereas the Distrito Arcos shopping mall, a premium open-air outlet in the City of Buenos Aires, was reopened early in August 2020. As of this date, 44% of the square meters of the Company’s Shopping Malls are open. Nevertheless, the uncertainty posed by this situation may cause the closing of stores that have already opened.
●
As a result of the shopping mall closings, the Company has decided to differ the invoicing and collection of the Monthly Guaranteed Amount (Valor Mensual Asegurado or V.M.A.) until September 30, 2020, with some exceptions, and not to collect the collective promotion fund during such period in an attempt to prioritize its long-term relationship with the lessees. Additionally, an increase in the delinquency rate of some lessees has been noticed. The ensuing impact on shopping malls has been a 30.5% decrease in income from rentals and services compared to the previous fiscal year and an 83% decrease compared to the last quarter of the previous fiscal year. Moreover, the allowance for bad debts is Ps. 328 million for the fiscal year ended June 30, 2020 and Ps. 201 million for the last quarter of the fiscal year.
●
As regards the rental of offices, although most of the lessees are working remotely, they are open under strict health and safety protocols. As of this date, the Company has not experienced any collection difficulties.
●
La Rural, the Buenos Aires and Punta del Este Convention Centers and the DIRECTV Arena stadium, which are owned directly or indirectly by the Company, are also closed since March 20. All scheduled conferences have been suspended, most of the fairs and conventions were postponed, and most of the scheduled shows in the DIRECTV Arena stadium have been cancelled. The reopening date of these premises is uncertain as well as the future calendar of fairs, conventions and shows.
●
In order to reduce the risk of the virus spreading and protect public health, the Libertador hotels in the City of Buenos Aires and the Llao Llao hotel in the province of Río Negro are temporarily closed and it is still uncertain when they will reopen and go back to normal operations. As regards Hotel Intercontinental in the city of Buenos Aires, it is operating only under a contingency and emergency plan. The impact of all the above on these financial statements has been a 32% decrease in income compared to the previous fiscal year and a 100% decrease compared to the same quarter of the previous year.

Operation Center Israel

●
The COVID-19 pandemic has had a negative impact on the market valuation of IDBD, DIC and operating subsidiaries due to the sharp fall in prices. The mandatory shutdown lasted almost 10 days and was then relaxed under strict health and safety protocols. The effects on the operating businesses have been diverse:

o as regards supermarkets (Shufersal) and agriculture (Mahadrin), the impact has been positive in the short-term as these are considered essential activities;
o as concerns telecommunications (Cellcom), in particular the international roaming service, there has been a decrease in consumption keyed to a significant drop in international tourism. Cellcom has taken actions to reduce such negative effects by cutting back on expenses and investments during the coronavirus crisis period, including staff downsizing measures.
o In PBC, the activities and income from real estate transactions have been adversely affected by the economic situation and the bans on circulation. Consequently, PBC’s cash flow is expected to be somehow vulnerable although it is not possible to estimate as of this date to which extent PBC has made an assessment of its investment properties showing signs of impairment and, as a consequence, a reduction in the value of its properties of Ps. 3,218 has been accounted for.

As regards the Group’s financial debt:

●
IRSA must honor the following maturities within the next 12 months: Series II Non-convertible Notes, having a par value of US$ 71.4, due on July 20, 2020; Series II Non-convertible Notes, having a par value of CLP 31,502.6 (equivalent to US$ 41 approximately), due on August 6, 2020; Series I Non-convertible Notes, having a par value of US$ 181.5, due on November 15, 2020, Series III Non-convertible Notes, having a par value of Ps. 381 (equivalent to US$5), due on February 21, 2021, Series IV Non-convertible Notes, having a par value of US$ 51.3, due on May 21, 2021 and a bank debt in an amount equivalent to US$14.3.

●
Our subsidiary, IRSA CP, must honor the maturity of its Series IV Non-convertible Notes, having a par value of US$ 140, which will become due in September 2020 and a bank debt of US$ 23.

●
The short-term financial debts of our subsidiaries, IDBD-DIC, have a nominal value of US$ 202 (including non-convertible notes and borrowing from banks and financial entities). It should be noted that such commitments have no effects on IRSA because such indebtedness is without recourse against IRSA and is not guaranteed by IRSA’s assets as described in Note 1 to these interim consolidated condensed financial statements.

In May and July 2020, IRSA issued US$ 105.4 non-convertible notes in the local market intended to refinance its short-term debt. The proceeds of such issuances were used by the Company to repay its Non-convertible Notes due on July and August 2020.

The alternatives that the Company is considering to refinance the repayment of its Non-convertible Notes due in November 2020, February 2021 and June 2021 are a capital increase in an approximate amount of US$ 70 / US$ 100 resolved at the annual shareholders’ meeting held in October 30, 2019 and obtaining financing in the domestic or international capital markets through new issues of debt securities or liability management transactions in the range of US$ 40 and US$ 100, in addition to the transactions already conducted in May and July. In addition, IRSA has a long-standing relationship with banks of the local financial system that may supplement and diversify the Company’s sources of financing in addition to capital market financing. Moreover, as part of our strategy, the Company may sell a portion of its portfolio of assets (hotels and/or land reserves and offices through its subsidiary, IRSA CP) to generate additional funds.

Lastly, IRSA CP has granted IRSA a three-year credit facility up to US$ 180, of which US$ 53.4 were used by IRSA on June 30, 2020. IRSA may still use the remaining balance of such facility and receive dividends from such company in its capacity as controlling shareholder of 80.65% of its capital stock. It should be noted that IRSA CP’s cash and cash equivalents (including current financial investments) as of June 30, 2020 amount to US$ 155 and, following the fiscal year-end, it sold office assets worth US$ 128.6. Moreover, it is working on different financing alternatives in pesos with local banks (syndicated loans and/or bilateral loans) in estimated amounts equivalent to USD 50 and USD 100 to discharge its short-term obligations and it may eventually resort to debt transactions in the local capital market.

The final effects of the coronavirus outbreak and its impact on the country’s economy is unknown and cannot be reasonably foreseen. Nevertheless, although it has had significant effects in the short-run, it is not expected that they will affect the continuation of business. Although there are short-term economic impacts, it is foreseen that the Company will be able to continue meeting its financial commitments in the following twelve months.

The Company is closely monitoring the situation and taking all necessary actions to preserve human life and the Company’s businesses.

38.
Subsequent events

Sale of Bananal Farmland

In July 2020, Brasilagro sold 2,160 hectares (of which 1,714 hectares were useful for crop production) of the “Bananal” farmland (municipality Magalhães - BA).The establishment was in groups of assets held for sale due to a disagreement involving the tenant at the time of sale. The previous conditions recognized in the Purchase Agreement were fully met on July 31, 2020 after receipt of R $ 5.5 (equivalent to Ps. 90). The amount of the sale was set at BRL 28 (equivalent to Ps. 422). The face value of the sale is BRL 7.5 (equivalent to Ps. 121) was received. It is not expected to obtain a result from this operation since the asset was valuated at its fair value.

Issuance of Cresud Notes

On August 31, 2020, after the close of the fiscal year, the seventeenth Series of Notes public tender was carried out, within the framework of the Program approved by the Shareholders Meeting, for up to USD 500, being the liquidation date on June 9, 2020. The main characteristics of the issuance are detailed bellow:

- Series XXX: denominated in USD and payable in ARS at the applicable exchange rate, as defined in the issuance documents, with a nominal value of USD 25.0, maturing 36 months from the date of issuance. At a fixed rate of 3.5%, maturing 18 months from the date of issuance with quarterly payments and principal expiring at maturity. The issue price was 100.0% of Nominal Value.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

●
Sale of floors in the Boston Tower

On July 15, 2020, IRSA CP entered into a preliminary sales agreement (with delivery of possession) with respect to a medium-height floor in the Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 1,063 sq. meters and 5 parking lots located in the building. The price of the transaction was Ps. 514.3 (US$ 6.7), which has been paid in full.

On August 26, 2020, IRSA CP executed a preliminary sales agreement (with delivery of possession) with respect to 5 floors in the Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 6,235 sq. meters and 25 parking lots located in the building. The price of the transaction was Ps. 2,758 million (US$ 34.7 million), which has been paid in full.

Bouchard Sale

On July 30, 2020, IRSA CP sold the entire “Bouchard 710” building, located in the Plaza Roma district of the City of Buenos Aires. The tower has a gross leasable area of 15,014 sq. meters divided into 12 floors for office use and 116 parking lots. The price of the transaction was approximately Ps. 6,782 million (US$ 87 million), which has been paid in full.

Issuance of IRSA Non-convertible Notes

On July 21, 2020, subsequently to the closing of the fiscal year, the Company issued USD 38.4 Non-convertible Notes in the local market through the following instruments:

●
Ps. 360.9 million (equivalent to USD 4.7 million) Series VI NCNs denominated and payable in Argentine pesos at a variable rate (Private Badlar) + 4.0%, with interest accruing on a quarterly basis. The principal amount is repayable in two installments: the first one -equal to 30% of the par value of the notes- payable on the date that is 9 (nine) months after the Issue and Settlement Date and the second installment -equal to 70% of the par value of the notes- payable on the relevant due date, i.e. July 21, 2021. Notes were issued at 100% of their par value.

●
US$ 33.7 million Series VII NCNs denominated in US$ and payable in Argentine pesos at the applicable exchange rate, at a fixed 4.0% rate, with interest accruing on a quarterly basis. Repayment of capital is due on January 21, 2021. Notes were issued at 100% of their par value. The proceeds will be used to refinance short-term indebtedness.

Payment of non-convertible notes

On July 20, 2020, the Company paid the twentieth interest installment and the principal installment of the US$ 75 Series II Non-convertible Notes issued on July 20, 2010.

On August 6, 2020, the Company paid the second interest installment and the principal installment of the US$ 47 Series II Non-convertible Notes issued on August 6, 2019.

Payment of IRSA CP’s Series IV Non-convertible Notes

On September 14, 2020, the aggregate principal amount of the Series IV Non-convertible Notes in the amount of Ps. 11,176 (US$ 140) and interest accrued as of such date in the amount of Ps. 144 (US$ 1.8) were paid.

Sale of remaining shares in Shufersal

On July 22, 2020, DIC accepted a private investors’ offer to purchase its aggregate shares in Shufersal, representing 26% of the capital stock, in the amount of NIS 1,456 million (NIS 23.5 per share). After the sale, DIC does no longer have any equity interest in such company.
Cellcom

On August 13, 2020, the Israeli Ministry of Communications approved the acquisition of Golan by Cellcom subject to certain conditions. It is worth noting that by such date the Antitrust Commissioner had already granted clearance.

On August 26, 2020, Cellcom informed that it completed the acquisition of Golan in consideration for approximately NIS 545 million in the aggregate, plus the cash equivalents held by Golan as of the closing date less its financial debts, which were paid in full by Cellcom to the Golan shareholders in cash. See information on the agreement in note 4 to these financial statements.

Sale of a subsidiary owned by Elron

On July 16, 2020, Elron, through the investment held by it in CartiHeal (2009) Ltd. (a company in which Elron holds a 27% interest approx.) ("CartiHeal"), entered into an agreement with Bioventus LLC (an international company engaged in the manufacture of medical devices, "Bioventus"), which is a current shareholder of CartiHeal, providing as follows:

● Bioventus will make an additional US$ 15 – US$ 20 investment in CartiHeal, at a company value of USD 180.
● Bioventus will be granted a call option to buy 100% of the shares in CartiHeal.
● CartiHeal will have a put option to sell 100% of its capital stock to Bioventus.

The call option may be exercised at any time after the investment is made. The put option may be exercised subject to pivotal clinical trial success, which includes the successful attainment of certain goals of the secondary trial, subject to obtaining the FDA’s approval of the Agili-C device of CartiHeal, which fully coincides with the success of the trial.

Sale of Clal Shares

On June 28 and July 6, 2020, IDBD sold 4,791,618 shares in Clal held by it through swap transactions, at an average price of NIS 30/share, representing 7.1% of the capital stock.

In addition, on September 3, 2020, IDBD sold 2,376,527 shares in Clal, representing 3.5% of its capital stock, at an average price of NIS 32.475/share, amounting to NIS 77.2 in the aggregate.

As a consequence of such transactions, IDBD’s current stake in Clal represents 4.99% of its capital stock and, as a result, IDBD is no longer regarded as an interested party in Clal under the Israeli Securities Regulations.

Increase in the interest held in PBC

In July 2020, DIC acquired 1.4% of PBC capital stock in consideration for NIS 18.

DIC notes repurchase plan

On August 20, 2020, DIC’s Board of Directors approved the extension of its notes repurchase plan (Series F and J) until December 31, 2020 up to NIS 300. Repurchases shall be made on the basis of market opportunities and the scope thereof shall be determined by the management.

IDBD financing agreement

On August 30, 2019, the Company's Board of Directors approved the signing of a commitment with Dolphin, to make capital contributions for up to the amount of NIS 210, according to the schedule of commitments assumed by Dolphin between September 2019 and September 2021 with IDBD.

Dolphin undertook to make contributions to IDBD subject to the occurrence of certain events in accordance with the following scheme: (i) NIS 70 to be contributed immediately; (ii) NIS 70 to be contributed until September 2, 2020 and (iii) NIS 70 to be contributed until September 2, 2021. According to Dolphin's agreement with IDBD, said contributions will have the character of capital contributions resulting in the issuance of new IDBD shares in favor of the parent company or may be granted in the form of a subordinated loan.

According to Dolphin's agreement with IDBD, said contributions will have the character of capital contributions resulting in the issuance of new IDBD shares in favor of the parent company or may be granted in the form of a subordinated loan.

FyO - Dividend Distribution

On October 9, 2020, the shareholders' meeting was held in which the financial statements for the year-end were approved and the distribution of a cash dividend of US$ 3 was approved, of which US$ 1.5 (equivalent to Ps. 116) correspond to Cresud.

FyO Acopio - Distribution of dividends

On October 9, 2020, the shareholders' meeting was held in which the financial statements for the year-end were approved and the distribution of a cash dividend for $ 154 was approved, of which Ps. 3.4 correspond to Cresud.

Notes Issuance – Exchange Offer Series XXIV Notes - BCRA “A” 7106 Communication

On November 12, 2020, the company carried out an exchange operation of its Series XXIV Notes, for a nominal value of USD 73.6 million.

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 65.1 million which represents 88.41% acceptance, through the participation of 1,098 orders.

●
Series XXXI: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 30.8 million.


Nominal Value to be Issued: approximately USD 1.3 million.

Issuance Price: 100% nominal value.

Maturity Date: It will be November 12, 2023.

Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

■
A sum of money of approximately USD 29.4 million for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.95741755 for each USD 1 of existing notes presented to the Exchange; and
■
The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series XXXI.


Annual Nominal Fixed Interest Rate: 9.00%.


Amortization: The capital of the Series XXXI Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series XXXI).

Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.

Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

●
Series XXXII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 34.3 million.


Nominal Value to be Issued: approximately USD 34.3 million.

Issuance Price: 100% nominal value.

Maturity Date: It will be November 12, 2022.

Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series XXXII Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.

Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.

Annual Nominal Fixed Interest Rate: 9.00%.

Amortization: The capital of the Series XXXII Notes will be amortized in one installment on the maturity date.

Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.

Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

Cancellation Cresud’s Series XXIV Notes

In relation to the Exchange Offer ended on November 10, 2020, and as a result of the settlement of said Exchange, on November 16, 2020, the Company made a partial cancellation for a V.N. of US$ 65 of Negotiable Obligations Class XXIV. After the cancellation the V.N. in circulation was US$ 8, which was paid in full on November 16, 2020.

Exchange of IRSA’s debentures

On November 12, 2020, IRSA carried out an exchange operation of its Series I Notes, for a nominal value of USD 181.5 millio

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately USD 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

● Series VIII: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 104.3 million.
- Nominal Value to be Issued: approximately USD 31.7 million.
- Issuance Price: 100% nominal value.
- Maturity Date: It will be November 12, 2023.
- Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every USD 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

 A sum of money of approximately USD 72,6 million for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to USD 0.69622593 for each USD 1 of existing notes presented to the Exchange; and
 The remaining amount until completing 1 USD for each 1 USD of existing notes presented to the Exchange, in notes Series VIII.

- Annual Nominal Fixed Interest Rate: 10.00%.
- Amortization: The capital of the Series VIII Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series VIII).
- Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.
- Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

● Series IX: Face Value of Existing Notes presented and accepted for the Exchange: approximately USD 74.2 million.

- Nominal Value to be Issued (together with the Face Value to be issued as a result of the cash subscription): approximately USD 80.7 million.
- Issuance Price: 100% nominal value.
- Maturity Date: It will be March 1, 2023.
- Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series IX Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.
- Early Bird: will consist of the payment of USD 0.02 for each USD 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is ARS 79.3433 for each USD 1 of Existing Notes delivered and accepted in the Exchange.
- Annual Nominal Fixed Interest Rate: 10.00%.
- Amortization: The capital of the Series IX Notes will be amortized in one installment on the maturity date.
- Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.
- Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

● Modifications to the Terms of the Existing Notes: Considering that consent has been obtained for an amount greater than 90% of the existing notes capital, the Company has modified and replaced the following essential and non-essential terms and conditions of the existing notes.

- By virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of "Certain Commitments" and "Events of Default" is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes.
- Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced:

 Expiration Date: It will be March 1, 2023.
 Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.

- It is clarified that the terms and conditions of the Series I Notes not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.

Boston Tower Office Floors Sale

On November 5, 2020, IRSA Commercial Properties sold and transferred 4 additional floors for a gross rental area of approximately 3,892 sqm and 15 garage units located in the building. The transaction price was approximately Ps. 1,812 (USD 22.9 million).

Finally, on November 12, 2020, the Company sold and transferred the last 3 floors with a rental area of 3,266 m2, a retail store of 228 m2 and 15 parking spaces for a total price of approximately Ps. 1,521 (USD 19.1 million)

Loan to related party

On October 23, 2020, Dolphin Netherlands has granted a loan to Yad Leviim Ltd. for a term of 60 days, in a principal amount of USD 16,250,000 at a rate interest of 5% per year. Yad Leviim Ltd. is a company controlling by Eduardo Elsztain.
Sale of Manibil S.A. Shares
                On December 22, 2020, the IRSA sold and transferred 217,332,873 (two hundred and seventeen million three hundred thirty-two thousand eight hundred and seventy-three) ordinary Class B shares, nominative not endorsable, with a nominal value of ARS 1 and entitled to one vote per share owned by the Company, representing 49% of the stock capital of MANIBIL SA, a company dedicated to real estate developments. The price for the sale of the shares amounts to Ps. 576,974,387.50 (five hundred seventy-six million nine hundred seventy-four thousand three hundred eighty-seven and fifty cents argentine pesos). After this transaction, IRSA is no longer a shareholder of Manibil S.A. As a repayment of the sale price of the shares, IRSA received rights to acquire future real estate assets from Manibil.
                Sale agreement Brasilagro

               On December 23, 2020, Cresud reported that its controlled company Brasilagro has reached an agreement for the sale, subject to certain conditions, of 100% of the shares of its indirectly controlled subsidiaries Agropecuaria Acres del Sud S.A., Ombu Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchan Agropecuaria S.A., owners of approximately 9,900 agricultural hectares in the corn belt of Bolivia. The transaction would amount to approximately USD 30 million (approx. USD 3,300 / ha).

               With this sale, the Company continues to promote its regional expansion and consolidation strategy through BrasilAgro, keeping the ownership of its farmlands in Argentina.